Exhibit 99.2

newgold™

Annual General Meeting of New Gold Inc.

Management Information Circular

March 28, 2024

Notice of Annual General Meeting of Shareholders

Notice is hereby given that the annual general meeting of shareholders (“Meeting”) of New Gold Inc. (“New Gold” or the “Company”) will be held virtually at https://web.lumiagm.com/426295035 on Tuesday, May 14, 2024 at 4:00 p.m. (Eastern time) for the following purposes:

1.	receiving the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the auditor’s report on those statements;
2.	electing the directors of the Company;
3.	appointing Deloitte LLP as auditor of the Company and authorizing the directors to fix its remuneration;
4.	considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation; and
5.	conducting such other business properly brought before the Meeting or any adjournment or postponement thereof.

Given New Gold’s desire to maximize the accessibility of the Meeting for its shareholders, New Gold will be conducting the Meeting virtually. A virtual Meeting affords all shareholders an equal ability to attend and participate in the Meeting, regardless of geographic location. At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders and their duly appointed proxyholders will be able to participate, ask questions and vote in “real time” through an online portal. Non-registered shareholders must carefully follow the procedures set out in the management information circular (the “Circular”) that accompanies this notice if they wish to appoint themselves as a proxyholder to vote at the virtual Meeting and ask questions through the live webcast. Non-registered shareholders who do not follow the procedures set out in the Circular, along with other stakeholders who do not own common shares, will nonetheless be able to view a live webcast of the Meeting but will not be able to ask questions or vote. New Gold firmly believes that a virtual Meeting gives all shareholders an equal opportunity to participate. New Gold hopes that hosting a virtual Meeting will increase participation by its shareholders, as it will enable shareholders to more easily attend the Meeting regardless of their geographic location or the particular constraints or circumstances they may be facing.

It should be noted that the vast majority of our shareholders vote in advance of the Meeting by proxy and are encouraged to continue to do so via the various channels outlined in the Circular. The virtual Meeting does not change shareholders’ ability to vote by proxy. However, those that wish to participate in the virtual Meeting or to appoint a proxy to participate, are encouraged to carefully read the instructions in the Circular and in particular the procedure for appointing yourself or a proxy.

The record date for the Meeting is March 15, 2024. The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

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This notice is accompanied by the Circular and either a proxy form or a voting instruction form. If previously requested, a copy of the audited consolidated financial statements and management’s discussion and analysis (“MD&A”) of New Gold for the year ended December 31, 2023 will also accompany this notice. Copies of New Gold’s annual and interim financial statements and MD&A are also available under New Gold’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on New Gold’s website at www.newgold.com. As described in the notice and access notification mailed to shareholders, New Gold is using the notice and access method for delivering this notice and the Circular to shareholders. This notice and the Circular are also available on New Gold’s website at https://newgold.com/news-events/annual-meeting-of-shareholders/default.aspx and under New Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

We value your opinion and participation in the Meeting as a shareholder of New Gold. For your information, the Meeting is not expected to include a formal presentation by management, but there will be an opportunity for shareholders to ask questions. Please review the accompanying Circular before voting, as it contains important information about the Meeting. It is important that you exercise your vote, either virtually at the Meeting or by proxy. Any questions regarding voting your common shares should be directed to New Gold’s advisor and proxy solicitation agent, Kingsdale Advisors, which can be reached by toll-free telephone in North America at 1-866-581-1477, at 1-437-561-5022 (text and call enabled collect outside North America), or by email at contactus@kingsdaleadvisors.com. For easy access to voting links and all information surrounding the Meeting, go to www.newgoldAGM.com or scan the QR code on the back page of the Circular. Any proxies to be used or acted on at the Meeting must be deposited with New Gold’s transfer agent, Computershare Investor Services, by 4:00 p.m. (Eastern time) on May 10, 2024, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. Non-registered (or beneficial) holders must provide their voting instructions to their intermediaries sufficiently in advance of this deadline to allow the intermediary sufficient time to forward this information to Computershare Investor Services.

DATED at Toronto, Ontario this 28th day of March 2024.

By Order of the Board of Directors

Ian Pearce

Chair of the Board

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TABLE OF CONTENTS

GENERAL INFORMATION		5
MEETING AND VOTING INFORMATION		5
VOTING INFORMATION		6
OTHER IMPORTANT INFORMATION		13
BUSINESS OF THE MEETING		14
1.	RECEIVING THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS	14
2.	ELECTION OF DIRECTORS	14
3.	APPOINTMENT OF AUDITOR	25
4.	SAY ON PAY ADVISORY VOTE	26
GOVERNANCE AT A GLANCE		28
STATEMENT OF EXECUTIVE COMPENSATION		29
STATEMENT OF DIRECTOR COMPENSATION		62
SUSTAINABILITY		68
CORPORATE GOVERNANCE PRACTICES		73
OTHER INFORMATION		89
SCHEDULE A - EQUITY COMPENSATION PLANS		91
SCHEDULE B - BOARD OF DIRECTORS MANDATE		101

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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General Information

Unless otherwise stated, the information contained in this Circular is as of March 28, 2024, and all dollar amounts in this Circular refer to Canadian dollars. United States dollars are referred to as “US$”.

Meeting and voting information

WHO IS SOLICITING MY PROXY?

You have received this management information circular (the “Circular”) because you owned common shares (“Shares”) of New Gold Inc. (“New Gold” or the “Company”) as of the close of business on the record date of March 15, 2024, and are entitled to receive notice of, and vote at, our annual general meeting of shareholders (“Meeting”).

Management is soliciting your proxy for the Meeting. While it is expected that the solicitation will be made by mail, proxies may be solicited personally or by telephone by directors, officers and employees of New Gold. The Company has also retained the services of Kingsdale Advisors (“Kingsdale”) to act as strategic shareholder advisor and proxy solicitation agent. Fees for Kingsdale’s solicitation services are anticipated to be $67,140 plus disbursements. The costs of preparing and distributing Meeting materials and the cost of soliciting proxies will be borne by New Gold.

Shareholders with questions about voting their Shares may contact Kingsdale by toll-free telephone in North America at 1-866-581-1477, at 1-437-561-5022 (text and call enabled collect outside North America) or by email at contactus@kingsdaleadvisors.com.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

how ARE meeting materials BEING delivered to shareholders?

New Gold is using the notice and access regime (“Notice and Access”) adopted by the Canadian securities regulators for the delivery of the notice of meeting (the “Notice of Meeting”), the Circular and the proxy form or voting instruction form (collectively, the “Meeting Materials”), as applicable, to registered and beneficial shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders received a copy of the Notice of Meeting with instructions for accessing the Circular online. New Gold has adopted the Notice and Access delivery process to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

New Gold has sent the Notice of Meeting and proxy form directly to registered shareholders and has distributed copies of the Notice of Meeting and voting instruction form to non-registered shareholders through their intermediaries and clearing agencies. Management of New Gold does not intend to pay for intermediaries to forward the Meeting Materials to objecting beneficial owners under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. An objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery. New Gold does not intend to send proxy-related materials directly to non-objecting beneficial owners.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Shareholders may request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date this Circular is filed on SEDAR+. Requests may be made through New Gold’s website, www.newgold.com, or by calling 1-833-324-6018. To receive the Meeting Materials in advance of the proxy cut-off deadline (as defined below) and Meeting date, New Gold must receive requests for printed copies of the Meeting Materials at least seven business days in advance of the proxy cut-off deadline.

WHEN AND WHERE IS THE Meeting BEING HELD?

The Meeting is being held virtually at https://web.lumiagm.com/426295035 at 4:00 p.m. (Eastern time) on May 14, 2024 for the purposes set out in the Notice of Meeting.

why is new gold holding the meeting virtually?

In order to provide shareholders with an equal opportunity to attend and participate at the Meeting, regardless of the particular constraints, circumstances or difficulties they may be facing as a result of geographic location or otherwise, New Gold’s board of directors (the “Board”) and management have again decided to conduct the Meeting virtually. Registered shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. New Gold firmly believes that a virtual Meeting gives all shareholders an equal opportunity to participate, regardless of their geographic location or the particular constraints or circumstances they may be facing.

How many shareholders are needed to reach a quorum?

The Company must have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 5% of the issued and outstanding Shares of New Gold entitled to be voted at the Meeting. Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

Does any shareholder beneficially own 10% or more of the outstanding NEW GOLD Shares?

To the knowledge of the directors and executive officers of New Gold, as of the date of this Circular, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of New Gold.

VOTING INFORMATION

Who Can Vote?

You are entitled to receive notice of, and to vote at, the Meeting if you held Shares of New Gold at the close of business on the record date for the Meeting, being March 15, 2024. As of the record date, New Gold had 687,390,679 Shares issued and outstanding. Each Share entitles the holder to one vote on the items to be voted on at the Meeting.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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How Do I Vote My Shares?

The manner in which you vote your Shares depends on whether you are a registered shareholder or a non-registered (or beneficial) shareholder. You are a registered shareholder if you have a Share certificate or Direct Registration System (DRS) advice issued in your name and appear as the registered shareholder on the books of Company. You are a non-registered shareholder if your New Gold Shares are registered in the name of an intermediary, such as a bank, trust company, investment dealer, clearing agency or other institution.

If you are not sure whether you are a registered or non-registered shareholder, please contact Kingsdale by toll-free telephone in North America at 1-866-581-1477, 1-437-561-5022 (text and call enabled collect outside North America)or by email at contactus@kingsdaleadvisors.com. For easy access to voting links and all information surrounding the Meeting, go to www.newgoldAGM.com or scan the QR code on the back page of the Circular.

How do I vote if I am a registered shareholder?

Voting by Proxy

Voting by proxy is the easiest way for registered shareholders to cast their vote. You can vote by proxy in any of the following ways:

By Telephone:

Call Computershare toll-free in North America 1-866-732-8683 or outside North America 1-312-588-4290. You will need your 15-digit control number, which can be found on your proxy form.

Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. See below under the heading “How will my Shares be voted if I return a proxy?” for more information.

By Internet:	Go to Computershare’s website at www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your proxy form. See below under the heading “How will my Shares be voted if I return a proxy?” for more information.
By Mail or Fax:	Complete, sign and date your proxy form and return it to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1 in the envelope provided or fax a copy of the completed, signed and dated proxy form to Computershare at 1-866-249-7775. See below under the heading “How will my Shares be voted if I return a proxy?” for more information.

You may appoint a person other than the directors and officers designated by the Company on your proxy form, who need not be a shareholder, to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign and date the proxy form, and return it to Computershare as instructed. In addition, for your proxyholder to attend and participate in the virtual Meeting, you must also register the appointment of your proxyholder at www.computershare.com/newgold and provide Computershare with your proxyholder’s contact information so that Computershare may provide the proxyholder with a Username via email to vote at the Meeting. Registering your proxyholder is an additional step which must be completed by no later than 4:00 p.m. (Eastern time) on May 10, 2024 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before the time of any adjourned or postponed Meeting). Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Please ensure that the person you appoint is aware that he or she has been appointed to attend the virtual Meeting on your behalf.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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If you have complied with the steps described above, prior to the Meeting, Computershare will contact your proxyholder via email with a unique Username/control number which, along with the password “newgold2024”(case sensitive), will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a control number, you or your proxyholder will not be able to ask questions or vote at the Meeting. Please see below, under the headings “How can I log in to the virtual Meeting” and “How will my Shares be voted if I return a proxy?” for more information.

Shareholders requiring assistance or experiencing difficulties during the registration, authentication or voting processes with Computershare may contact 1-800-564-6253 for additional information or technical support or alternatively email service@computershare.com. International holders can contact 514-982-7555. It is recommended shareholders include the company name, their proxyholder’s contact information, if applicable, and their 15-digit control number when contacting support or having such information available so that technical support and assistance can more quickly be provided.

Voting in Person via Internet Webcast

Registered shareholders have the ability to participate, ask questions and vote at the Meeting using the LUMI meeting platform. Eligible registered shareholders may log in at https://web.lumiagm.com/426295035, click on “I have a login”, enter the 15-digit control number found on the proxy, and the password “newgold2024” (case sensitive), then click on the “Login” button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls or VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least an hour before the start of the Meeting. Non-registered shareholders must follow the procedures outlined below to participate in the Meeting using the LUMI meeting platform. Non-registered shareholders who fail to comply with the procedures outlined below may nonetheless view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest”.

How do I vote if I am a non-registered (or beneficial) shareholder?

Submitting Voting Instructions

You will receive a voting instruction form that allows you to vote on the Internet, by telephone or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Shares to be voted, which you should complete, sign, date, and return as directed on the form. Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their Shares are voted by their intermediary on their behalf at the Meeting.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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New Gold may utilize the Broadridge QuickVote™ service to assist non-registered shareholders with voting their Shares over the telephone. Alternatively, Kingsdale may contact non-registered shareholders who do not object to their names being known to the Company to assist them with conveniently voting their Shares directly over the phone. If you have any questions about the Meeting, please contact Kingsdale by telephone at 1-866-581-1477 (toll-free in North America), 1-437-561-5022 (text and call enabled outside North America) or by email at contactus@kingsdaleadvisors.com.

Voting in Person Via Internet Webcast

New Gold does not have access to the names or holdings of non-registered shareholders. This means that you can only vote your Shares virtually at the Meeting if: (a) you have previously appointed yourself as the proxyholder for your Shares by printing your name in the space provided on your voting instruction form and submitting it as directed on the form; and (b) by no later than 4:00 p.m. (Eastern time) on May 10, 2024 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before the time of any adjourned or postponed Meeting), you have registered your appointment at www.computershare.com/newgold. If you have completed these two steps within the required timeframe, then, prior to the Meeting, Computershare will contact you via email with your unique Username/control number which, along with the password “newgold2024” (case sensitive), will allow you to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a control number, you will not be able to ask questions or vote at the Meeting.

You may also appoint a person other than the directors and officers designated by the Company as the proxyholder for your Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. If your proxyholder intends to participate in the virtual Meeting, you will need to register the appointment of your proxyholder at www.computershare.com/newgold by no later than 4:00 p.m. (Eastern time) on May 10, 2024 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before the time of any adjourned or postponed Meeting). If your proxyholder has been properly appointed, Computershare will contact your proxyholder via email prior to the Meeting with a Username/control number which, along with the password “newgold2024” (case sensitive), will allow your proxyholder to participate in, and vote at, the Meeting using the LUMI meeting platform.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare before 4:00 p.m. (Eastern time) on May 10, 2024. If you plan to participate in the virtual Meeting (or to have your proxyholder attend the virtual Meeting), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your intermediary well in advance of the Meeting to allow them to forward the necessary information to Computershare before 4:00 p.m. (Eastern time) on May 10, 2024. You should contact your intermediary well in advance of the Meeting and follow its instructions if you want to participate in the virtual Meeting.

Please see below under the heading “How can I log in to the virtual Meeting?” for more information.

Notice for US beneficial holders

To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your intermediary and then register in advance to attend the Meeting. Follow the instructions from your intermediary included with the proxy materials or contact your intermediary to request a legal proxy form. After first obtaining a valid legal proxy form from your intermediary, to then register to attend the virtual Meeting, you must submit a copy of your legal proxy form to Computershare. Requests for registration should be directed to:

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Computershare Trust Company of Canada
100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1
OR
Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than May 10, 2024 at 4:00 p.m. (Eastern time). You will receive a confirmation of your registration by email after Computershare receives your registration materials. Please note that you are also required to register your appointment at www.computershare.com/newgold. Once you have complied with those two steps, Computershare will contact you prior to the Meeting via email with your unique Username/control number which, along with the password “newgold2024” (case sensitive), will allow you to log in to the live webcast and vote at the Meeting at https://web.lumiagm.com/426295035 using the LUMI meeting platform. Without a control number, you will not be able to ask questions or vote at the Meeting.

Is There A Deadline For My Proxy To Be Received?

Yes. New Gold must receive your voting instructions by 4:00 p.m. (Eastern Time) on Friday, May 10, 2024 (the “proxy cut-off deadline”) to ensure that your Shares are voted at the Meeting. If the Meeting is adjourned or postponed, your proxy must be received by 4:00 p.m. (Eastern Time) on the second-last business day before the reconvened meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of the proxy cut-off deadline to allow your intermediary time to forward this information to Computershare by the proxy cut-off deadline. New Gold reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but New Gold is under no obligation to accept or reject any particular late proxy.

Electronic dELIVERY

Beneficial shareholders are asked to consider signing up for electronic delivery (“E-delivery”) of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com and sign in with your control number. Once you’ve submitted your vote in respect of the resolutions at the meeting and received your vote confirmation, you will be able to select the electronic delivery box and provide an email address for e-delivery moving forward. Having registered for E-delivery, going forward you will receive your Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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How Can I Log In To The Virtual Meeting?

Only shareholders of record at the close of business on March 15, 2024 and other permitted attendees may virtually attend the Meeting. Attending the Meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxy or their duly appointed third party proxyholders, to participate, ask questions and vote at the Meeting using the LUMI meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log in to the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions.

(i)	Registered shareholders and duly appointed proxyholders may log in online at https://web.lumiagm.com/426295035, click on “I have a login”, enter the 15-digit control number found on the proxy or provided to a duly appointed proxyholder, as applicable, and the password “newgold2024” (case sensitive), then click on the “Login” button. New Gold recommends that you log in at least one hour before the Meeting begins. For registered shareholders, the control number is located on your proxy form. For duly appointed proxyholders (including non-registered shareholders who have appointed themselves), your control number will be provided by Computershare, provided that you or your proxyholder has been duly appointed in accordance with the procedures outlined in this Circular.
(ii)	Non-registered shareholders may view a live webcast of the Meeting by going to the same URL noted above and clicking on “I am a guest”.

During the Meeting, you must ensure that you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls or VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least an hour before the start of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote during the Meeting, you should consider voting your Shares in advance or by proxy, so that your vote will be counted in the event you experience any technical difficulties or are otherwise unable to access the Meeting. In an effort to mitigate any potential issues relating to logging into or participating during the Meeting, the Company has posted a Virtual AGM User Guide on its website at https://newgold.com/news-events/annual-meeting-of-shareholders/default.aspx, and filed it on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and shareholders are encouraged to review it prior to the Meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/faq for additional information. Shareholders experiencing technical difficulties or otherwise requiring assistance with the Meeting website an hour before the Meeting or during the Meeting can contact technical support at support-ca@lumiglobal.com. It is recommended shareholders include the event name, meeting ID, Username and issue when contacting support or having such information available so that technical support can more quickly provide assistance.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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New Gold believes that the ability to participate in the Meeting in a meaningful way, including asking questions, remains important despite the decision to hold this year’s Meeting virtually. Registered shareholders, non-registered shareholders who have appointed themselves as proxyholders, and third party-proxyholders accessing the Meeting will have an opportunity to ask questions and otherwise participate in the Meeting in writing by sending a message to the Chair of the Meeting online through the LUMI platform. It is anticipated that shareholders will have substantially the same opportunity to engage on matters of business at the Meeting in the same manner as in prior years when the annual shareholders meeting was held in person. Matters properly brought before the Meeting will pertain to the formal business of the Meeting. Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from shareholders and proxyholders participating through the LUMI meeting platform. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be responded to, and the amount of time to be allocated to each question. The Chair can edit or reject questions considered inappropriate. Following the Meeting, the Company will post appropriate questions received during the meeting and the Company’s answers (including questions for which there was insufficient time at the Meeting to respond to) on the investor page of the website as soon as is practical.

How Will My Shares Be Voted If I Return A Proxy?

By completing and returning a proxy form, you are authorizing the person named in the proxy to attend the Meeting and vote your Shares or withhold your Shares from voting on each item of business according to your instructions. If you sign and return your proxy form without designating a proxyholder and do not give voting instructions or specify that you want your Shares withheld from voting, the New Gold representatives will vote your Shares as follows:

•	FOR the election of the nominee directors to the Board;
•	FOR the appointment of Deloitte LLP as the Company’s auditor and the authorization of the directors to fix the auditor’s remuneration; and
•	FOR the non-binding advisory resolution approving the Company’s approach to executive compensation.

What Happens If There Are Amendments, Variations Or Other Matters Brought Before The Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 28, 2024, no director or officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the Meeting.

How Do I revoke My Proxy?

If you change your mind about how you wish to vote your Shares, you can revoke your proxy in one of the following ways:

(i)	voting again on the Internet or by phone before 4:00 p.m. (Eastern time) on May 10, 2024;
(ii)	completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing it or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 4:00 p.m. (Eastern time) on May 10, 2024;
(iii)	a shareholder could also revoke their proxy by attending the meeting online and casting their vote personally, which would automatically revoke any previously submitted proxy; or
(iv)	any other means permitted by law.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 4:00 p.m. (Eastern time) on May 10, 2024, or giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

OTHER IMPORTANT INFORMATION

What is the deadline for making a shareholder proposal at the next annual meeting of shareholders?

The final date for submission of proposals to shareholders for inclusion in the information circular in connection with next year’s annual meeting of shareholders is February 14, 2025.

are there any shareholder proposals being considered at the meeting?

There are no shareholder proposals being considered at the Meeting.

where can i find financial information relating to the company?

New Gold’s financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2023, and related MD&A, both of which can be found on the Company’s SEDAR+ profile at www.sedarplus.ca, on EDGAR at www.sec.gov and in the news and events section of the Company’s website.

How do i nominate a candidate for election to the Board?

The Company adopted an Advance Notice Policy in 2015. Shareholders are required to comply with the Advance Notice Policy in connection with director nominations other than pursuant to a meeting requisition or shareholder proposal. Among other things, the Advance Notice Policy requires the nominating shareholder to provide to New Gold certain information regarding the shareholder and the shareholder’s proposed nominees and sets out specific timelines for providing such information. A copy of the Advance Notice Policy is available on the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Corporate Governance and Nominating Committee (the “CGNC”) will consider candidates submitted by shareholders on the same basis as any other candidate. As of the date of this Circular, the Company has not received any notice of a shareholder’s intention to nominate directors at the Meeting pursuant to the Advance Notice Policy.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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BUSINESS OF THE MEETING

1.	Receiving the Audited Consolidated Financial Statements

New Gold’s consolidated financial statements, including the auditor’s report thereon, for the year ended December 31, 2023 will be placed before the Meeting. The audited consolidated financial statements are available on New Gold’s website at www.newgold.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Printed copies will be mailed to registered shareholders and non-registered shareholders who requested them. For information on how to request a printed copy of New Gold’s audited consolidated financial statements, please see “Meeting and Voting Information - How are Meeting Materials Being Delivered to Shareholders?” on page 5 of this Circular.

2.	Election of Directors

At the Meeting, the eight persons named below will be proposed for election to the Board (the “Nominees”). Seven of the eight Nominees (88%) are independent.

Richard O’Brien was appointed to the Board on March 25, 2024 and he is nominated for election by shareholders for the first time at the Meeting. Ian Pearce will be standing for re-election at the Meeting, however, Mr. Pearce has informed the Company that he will retire from the Board on August 1, 2024. It is expected that Mr. O’Brien will be appointed Chair of the Board upon Mr. Pearce’s retirement. Mr. Pearce will assist Mr. O’Brien in transitioning into the role over the coming months. The Company thanks Mr. Pearce for his commitment and invaluable contributions to New Gold since joining the Board in 2016 as well as for his leadership in his role as Chair of the Board since 2017.

Geoff Chater will not be standing for re-election at the Meeting. Mr. Chater has served on the Board since 2021. The Company also thanks Mr. Chater for his commitment and invaluable contributions to New Gold during his time on the Board.

Unless authority to do so is withheld, the persons named in the form of proxy intend to vote FOR the election of each of the Nominees.

It is not contemplated that any of the Nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, the persons named in the proxy reserve the right to nominate and vote for the election of another individual at their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of New Gold following his or her election or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of New Gold.

The Board has adopted a Majority Voting Policy which stipulates that if a Nominee receives a greater number of votes “withheld” from his or her election than votes “for” his or her election, that Nominee will promptly submit his or her resignation to the Board, which resignation will be accepted except where exceptional circumstances would warrant rejecting or delaying the acceptance of the offer of resignation, as determined by the Board in accordance with its fiduciary duties. The Board’s decision will be publicly disclosed (with full reasons for its decision in the event the Board declines to accept the resignation). The Nominee will not participate in deliberations regarding the resignation offer, except in limited circumstances where the Nominee’s participation is required for quorum. The Majority Voting Policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is available on New Gold’s website at www.newgold.com.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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The following pages contain brief biographies for each of the Nominees. The information provided includes the following for each Nominee: their principal occupation; description of their principal occupation; business or employment within the past five years; details of residence; independence status; age; date they first became a director of New Gold; areas of expertise; and number of Shares and other securities of New Gold beneficially owned directly or indirectly, or over which control or direction is exercised by the Nominee as at March 15, 2024. The biographies have each been reviewed by the respective Nominee.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Colorado, United States Age: 65 Director since May 27, 2019 Independent

nICHOLAS CHIREKOS

Nicholas (Nick) Chirekos has more than 25 years of experience in investment banking and capital markets, with a focus on the mining industry. He served in various investment banking roles at J.P. Morgan Securities Inc. from 1987 until his retirement in 2016. His roles included Managing Director, North American Head of Mining from 2002 to 2016, and Global Head of Mining and Metals from 2000 to 2002. He brings extensive expertise in mergers and acquisitions, equity, equity linked and fixed income transactions and was formerly a member of J.P. Morgan’s Investment Banking North American Reputational Risk Committee. Mr. Chirekos is a director on the boards of Peabody Energy Corporation, where he is chair of the Audit Committee, and Metallus Inc. He is also a member of the Executive Advisory Board at the University of Denver’s Daniels College of Business. He holds a Bachelor of Science degree from the University of Denver and a Master of Business Administration degree from New York University. At New Gold, Mr. Chirekos is Chair of the Corporate Governance and Nominating Committee and a member of the Human Resources and Compensation Committee. Mr. Chirekos’ principal occupation is as a corporate director.

Securities Held(1)
Number of DSUs	Number of Shares
March 15, 2024	366,452	-
March 10, 2023	302,960	-
Change	63,492	-
Mr. Chirekos meets the Company’s equity ownership guidelines.
Areas of Expertise	Director Election - Voting Results(2)
Mining Industry / Operations / Geology; Capital Markets / Finance / Accounting; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Strategic Planning / M&A	Year	For	Withheld
2023	97.90%	2.10%
2022	98.63%	1.37%
2021	99.47%	0.53%

Board and Committee Membership and Attendance 2023(3)	Other Public Directorships
Board	9 of 9	Metallus Inc.	Since 2022
Corporate Governance and Nominating Committee, Chair	4 of 4	Peabody Energy Corporation	Since 2017
Human Resources and Compensation Committee	6 of 6

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Edinburgh, United Kingdom Age: 52 Director since April 25, 2018 Independent

Gillian Davidson

Gillian Davidson has over 25 years of experience in sustainability, ESG and responsible supply chains. She is currently a senior adviser to global extractives companies and a Non-Executive Director on the Boards of Central Asia Metals, Horizonte Minerals, Lundin Gold and New Gold, and serves as Chair of Sustainability Committee on each. She served as a board director at Lydian International until March 2020. Prior, Dr. Davidson was the Head of Mining and Metals for the World Economic Forum and Director of Social Responsibility at Teck Resources Limited. Before joining Teck, Dr. Davidson held roles related to sustainability and natural resources as a consultant, in academia and in government. Dr. Davidson is the current chair of the Global Battery Alliance and the WEF Global Future Council on Responsible Resource Use, and past chair of International Women in Mining. She also acts as Chief Sustainability Officer at Regeneration, a remining start up. Dr. Davidson’s principal occupation is as a consultant. Dr. Davidson has an Honours Master of Arts in Geography from the University of Glasgow, a PhD in Development Economics and Economic Geography from the University of Liverpool and is an alumna of the Governor General of Canada’s Leadership Conference. At New Gold, Dr. Davidson is Chair of the Technical and Sustainability Committee and a member of the Corporate Governance and Nominating Committee.

Securities Held(1)
			Number of DSUs	Number of Shares
March 15, 2024			544,592	-
March 10, 2023			481,100	-
Change			63,492	-
Dr. Davidson meets the Company’s equity ownership guidelines.
Areas of Expertise		Director Election - Voting Results(2)
Mining Industry / Operations / Geology; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Government Relations / Legal Matters		Year	For	Withheld
		2023	98.35%	1.65%
		2022	99.28%	0.72%
		2021	99.42%	0.58%

Board and Committee Membership and Attendance 2023(3)		Other Public Directorships
Board	9 of 9	Horizonte Minerals Plc.		Since 2022
Technical and Sustainability Committee, Chair	5 of 5	Lundin Gold Inc.		Since 2021
Corporate Governance and Nominating Committee	4 of 4	Central Asia Metal Limited		Since 2019

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Ontario, Canada Age: 55 Director since November 23, 2022 Non-Independent patrick godin

Patrick Godin has over 30 years of corporate, technical and operations experience in the mining industry. Mr. Godin’s principal occupation is as the President and Chief Executive Officer of New Gold effective November 23, 2022. Prior to joining New Gold, Mr. Godin was Vice President and Chief Operating Officer of Pretium Resources Inc. and was responsible for the operations of the Brucejack Mine. Prior to that, Mr. Godin was the President and Chief Executive Officer of Stornoway Diamond Corporation, and from 2010 to 2018 he was its Chief Operating Officer and Vice President. He also previously served as the Vice President, Project Development for G Mining Services and held executive or senior operations positions for Canadian Royalties, lAMGOLD and Cambior in the Americas. Mr. Godin holds a Bachelor of Engineering degree in Mining from Laval University in Quebec, Canada and obtained the ICD.D designation from the Institute of Corporate Directors in 2010.

Securities Held(1)
		Number of PSUs & RSUs(4)		Number of Shares
March 15, 2024		2,993,049		112,600
March 10, 2023		1,861,360		55,000
Change		1,131,689		57,600
Mr. Godin meets the Company’s equity ownership guidelines.
Areas of Expertise		Director Election - Voting Results(2)
Mining Industry / Operations / Corporate Governance; HS / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Government Relations / Legal Matters		Year	For	Withheld
		2023	99.40%	0.60%

Board and Committee Membership and Attendance 2023(3)		Other Public Directorships
Board	9 of 9	None

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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London, United Kingdom Age: 55 Director since May 4, 2021 Independent

THOMAS J. MCCULLEY

Thomas (Tom) McCulley has 30 years of experience in project execution and operations leadership in the mining and construction industries, including extensive experience in the setup and leadership of industry leading global assurance programs. Mr. McCulley has experience in all phases of a mining project lifecycle, from scoping studies through commissioning and start-up and operations, including investment evaluations. Mr. McCulley is currently the Chief Executive Officer of Anglo American Crop Nutrients and Group Head of Projects for Anglo American plc, positions he has held since 2022 and 2015, respectively. Mr. McCulley previously served as Chief Executive Officer of Anglo American Peru from 2018 to 2022. From 2000 to 2015, he served in several senior roles at Newmont Mining Corporation, including as Vice President of Investment Assurance from 2011 to 2015. Mr. McCulley holds a Bachelor of Science (Accounting) from Mount Saint Mary’s University. At New Gold, Mr. McCulley is a member of the Human Resources and Compensation Committee and the Technical and Sustainability Committee.

Securities Held(1)
Number of DSUs	Number of Shares
March 15, 2024	209,278	-
March 10, 2023	145,786	-
Change	63,492	-
Mr. McCulley meets the Company’s equity ownership guidelines.
Areas of Expertise	Director Election - Voting Results(2)
Mining Industry / Operations / Geology; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Government Relations / Legal Matters; Capital Project Management	Year	For	Withheld
2023	99.23%	0.77%
2022	99.47%	0.53%
2021	99.68%	0.32%

Board and Committee Membership and Attendance 2023(3)	Other Public Directorships
Board	9 of 9	None
Technical and Sustainability Committee	5 of 5
Human Resources and Compensation Committee	6 of 6

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Ontario, Canada Age: 65 Director since April 25, 2018 Independent

Margaret Mulligan

Margaret (Peggy) Mulligan has over 35 years of experience in audit and finance. From 2008 to 2010, Ms. Mulligan was the Executive Vice President and Chief Financial Officer of Biovail Corporation and from 2005 to 2007, she was the Executive Vice President and Chief Financial Officer of Linamar Corporation. From 1994 to 2004, Ms. Mulligan was the Senior Vice President, Audit and Chief Inspector and then the Executive Vice President, Systems and Operations of The Bank of Nova Scotia. Before joining Scotiabank, she was an Audit Partner with PricewaterhouseCoopers. She holds a Bachelor of Math (Honours) from the University of Waterloo and is a Chartered Professional Accountant, FCPA, CA. Ms. Mulligan also serves as a director on the board of Canadian Western Bank. At New Gold, Ms. Mulligan is Chair of the Human Resources and Compensation Committee and a member of the Audit Committee. Ms. Mulligan’s principal occupation is as a corporate director.

Securities Held(1)
		Number of DSUs	Number of Shares
March 15, 2024		644,580	-
March 10, 2023		525,533	-
Change		119,047	-
Ms. Mulligan meets the Company’s equity ownership guidelines.
Areas of Expertise		Director Election - Voting Results(2)
Capital Markets / Finance / Accounting; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Government Relations / Legal Matters; Capital Project Management		Year	For	Withheld
		2023	99.15%	0.85%
		2022	99.52%	0.48%
		2021	98.05%	1.95%

Board and Committee Membership and Attendance 2023(3)		Other Public Directorships
Board	8 of 9	Canadian Western Bank		Since 2017
Audit Committee	4 of 4
Human Resources and Compensation Committee, Chair	6 of 6

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Denver, Colorado Age: 70 Proposed New Director Independent

richard o’brien

Richard O’Brien has over 40 years of experience in the mining and energy sectors, including more than 20 years in chief executive officer and chief financial officer roles. Mr. O’Brien served as President and Chief Executive Officer of Newmont Mining Corporation from 2007 to 2013, Executive Vice President and Chief Financial Officer from 2006 to 2007, and Senior Vice President and Chief Financial Officer from 2005 to 2006. He also served as President and Chief Executive Officer of Boart Longyear Limited, the world’s leading provider of drilling services, drilling equipment and performance tooling for mining and drilling companies, from 2013 to 2015. He currently serves on the boards of Vulcan Materials Co., Xcel Energy Inc. and Ma’aden, The Saudi Arabian Mining Company. He was also Chair of the Board of Pretivm Resources inc. from 2019 to 2022, until its acquisition by Newcrest Mining Limited. Mr. O’Brien holds a Bachelor of Arts (Economics) from the University of Chicago and a Juris Doctor from Lewis and Clark School of Law. He also completed the Directors’ Consortium at Stanford Business School. His principal occupation is as a corporate director.

Securities Held(1)
Number of Shares	Number of DSUs	Number of Shares
March 15, 2024	-	-	-
Mr. O’Brien, who was appointed to the Board on March 25, 2024, has until March 2027 to achieve compliance with the Company’s equity ownership guidelines.
Areas of Expertise	Director Election - Voting Results(2)
Capital Markets / Finance / Accounting; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Government Relations / Legal Matters	Year	For	Withheld
Not applicable

Board and Committee Membership and Attendance 2023(3)	Other Public Directorships
Not applicable	Saudi Arabian Mining Co.	Since 2017
Xcel Energy Inc.	Since 2012
Vulcan Materials Co.	Since 2008

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Ontario, Canada Age: 67 Director since April 27, 2016 Independent

Ian Pearce

Ian Pearce has over 40 years of experience in the mining industry. From 1993 to 2003, Mr. Pearce held progressively more senior engineering and project management roles with Fluor Inc., including managing numerous significant development projects in the extractive sector. From 2003 to 2006, Mr. Pearce held executive roles at Falconbridge Limited, including Chief Operating Officer, and he subsequently served as Chief Executive Officer of Xstrata Nickel, a subsidiary of Xstrata plc, from 2006 to 2013. From 2013 to 2017, Mr. Pearce was a partner of X2 Resources, a private partnership focused on building a mid-tier diversified mining and metals group. Mr. Pearce currently serves as the Chair of the Board of MineSense Technologies Ltd. and as a Senior Advisor at KoBold Metals. He is a director of Metso Corporation, Northland Power Inc. and NextSource Materials Inc. In February 2022, Mr. Pearce was appointed as the CIM Incoming President Elect (2024-2025). Mr. Pearce will assume the role of CIM President in May 2024. He previously served as the Chair of the Board of Nevsun Resources Ltd. and as a director of Nexa Resources S.A. Mr. Pearce holds a Higher National Diploma in Engineering (Mineral Processing) from the University of Johannesburg and a Bachelor of Science degree from the University of the Witwatersrand in South Africa. At New Gold, Mr. Pearce is the Chair of the Board. Mr. Pearce’s principal occupation is as a corporate director.

Securities Held(1)
		Number of DSUs	Number of Shares
March 15, 2024		800,779	27,200
March 10, 2023		692,843	27,200
Change		107,936	-
Mr. Pearce meets the Company’s equity ownership guidelines.
Areas of Expertise		Director Election - Voting Results(2)
Mining Industry / Operations / Geology; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Capital Project Management		Year	For	Withheld
		2023	94.97%	5.03%
		2022	95.52%	4.48%
		2021	95.05%	4.95%

Board and Committee Membership and Attendance 2023(3)		Other Public Directorships
Board, Chair	9 of 9	NextSource Materials Inc.		Since 2021
		Northland Power Inc.		Since 2020
		Metso Corporation		Since 2015

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

22

Alberta, Canada Age: 64 Director since June 26, 2017 Independent

Marilyn Schonberner

Marilyn Schonberner has over 35 years of international experience in the energy and mining sectors. She retired in 2018 as the Chief Financial Officer of Nexen Energy ULC. During her 21-year career with Nexen, she held various executive roles with responsibility for financial and risk management, audit, human resources, strategic planning and budgeting, supply chain, and information services. In addition to New Gold, Ms. Schonberner currently serves on the board of directors of Wheaton Precious Metals Corp. and the Advisory Board of Heritage Royalty. She holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a CPA, CMA and a Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and has obtained the ICD.D designation from the Institute of Corporate Directors. At New Gold, Ms. Schonberner is Chair of the Audit Committee and a member of the Corporate Governance and Nominating Committee. Her principal occupation is as a corporate director.

Securities Held(1)
		Number of DSUs	Number of Shares
March 15, 2024		515,274	-
March 10, 2023		451,782	-
Change		63,492	-
Ms. Schonberner meets the Company’s equity ownership guidelines.
Areas of Expertise		Director Election - Voting Results(2)
Capital Markets / Finance / Accounting; Public Company Boards / Corporate Governance; HS / Sustainability / Risk Management; Talent Management; Strategic Planning / M&A; Capital Project Management		Year	For	Withheld
		2023	98.02%	1.98%
		2022	98.97%	1.03%
		2021	99.48%	0.52%

Board and Committee Membership and Attendance 2023(3)		Other Public Directorships
Board	9 of 9	Wheaton Precious Metals Corp.		Since 2018
Audit Committee, Chair	4 of 4
Corporate Governance and Nominating Committee	4 of 4

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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(1)	Information regarding the securities held by each Nominee, including the number of Shares beneficially owned directly or indirectly or over which control or direction is exercised, has been confirmed by the relevant Nominee.
(2)	Annual voting results for the last three years in which the Nominee was nominated for election to the Board.
(3)	Attendance by each director at Board and committee meetings is based on the number of meetings held during the period of the calendar year during which the director was a member of the Board and/or the applicable committee.
(4)	As of March 15, 2024, Mr. Godin held a total of 2,993,049 performance share units (“PSUs”) and restricted share units (“RSUs”) comprised of 1,944,738 PSUs and 1,048,311 RSUs. This is includes 827,922 PSUs and 551,948 RSUs granted on February 26, 2024.

Cease Trade Orders or Bankruptcies

As at the date of this Circular, no Nominee is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any company (including New Gold) that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer.

As at the date of this Circular, other than as stated below, no Nominee:

(i)	is, or has been within the past ten years, a director or executive officer of any company (including New Gold) that, while the Nominee was acting in that capacity, or within a year of the Nominee ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(ii)	has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; or

(iii)	has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Patrick Godin was a director and the President and Chief Executive Officer of Stornoway Diamond Corporation ("Stornoway”), a Canadian diamond exploration and production company based in Longueil, Quebec, until November 1, 2020. On September 9, 2019, Stornoway and its subsidiaries filed and obtained an initial order from the Superior Court of Quebec (Commercial Division) (“Quebec Superior Court”) for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) to restructure its business and financial affairs. Under the terms of the initial order, Deloitte Restructuring Inc. was appointed as monitor to oversee the CCAA proceedings and report to the Quebec Superior Court.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Stornoway received notice of delisting review by the Toronto Stock Exchange (“TSX”) on August 22, 2019, and Stornoway’s securities were delisted from the TSX effective at the close of market on October 18, 2019. The CCAA process was concluded by order of the Superior Court of Quebec in November 2019 and Stornoway’s operating subsidiary emerged from such process, continuing its operations on a going concern basis after the successful implementation of Stornoway’s restructuring transactions. In November 2019, Stornoway made a voluntary assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada).

Gillian Davidson was a director of Lydian International Limited (“Lydian”) until March 2020. Lydian and certain of its subsidiaries were granted protection under the CCAA on December 23, 2019 and entered into a plan of arrangement with its secured creditors on June 15, 2020. The plan was implemented on July 6, 2020 pursuant to a sanction and interim order. The Ontario Securities Commission issued a cease trade order against Lydian on June 9, 2020 for failing to file its periodic disclosure for the period ending March 31, 2020. The cease trade order remains in effect and will remain in effect until the dissolution and wind up of Lydian is completed.

Additional Information Regarding the Board

For additional information regarding the Board, including compensation and corporate governance practices, see “Statement of Director Compensation” and “Corporate Governance Practices”.

3.	Appointment of Auditor

Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution to appoint Deloitte LLP as auditor of New Gold to hold office until the close of the next annual meeting of shareholders of New Gold. At the Company’s last annual general and special meeting held on May 9, 2023, 84.7% of votes cast voted in favour of the resolution. It is also proposed that shareholders authorize the directors to fix the remuneration to be paid to the auditor.

Deloitte LLP has been the auditor of New Gold (or its predecessors) since 2007. New Gold recognizes the importance of independent auditors. The Audit Committee conducts an annual formal review of the performance of the independent auditor that involves management and Audit Committee members. The review focuses on independence, objectivity, professional skepticism, quality of services and communication. The results of the formal assessment are provided to the Audit Committee and discussed with management. The formal review process and discussion serves as a way for New Gold to annually consider whether a change in auditor is appropriate.

Deloitte LLP also takes steps to preserve its independence, which include the rotation of its lead audit partner and lead quality review partner at least every five years, resulting in a new audit team on a regular basis. Partners that complete a five-year term are required to observe a cooling off period of at least five years before providing any further audit or non-audit services to the Company. 2024 will be the last year for the current lead audit partner, with a new lead audit partner starting in 2025.

The Audit Committee also confirms and preserves the independence of Deloitte LLP by considering and discussing any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of Deloitte LLP and approving in advance any audit or permissible non-audit related services provided by Deloitte LLP to the Company with a view to ensuring auditor-independence, among other things. Non-audit services of up to US$25,000 (and up to a cumulative amount of US$75,000 in a calendar year) may be pre-approved by the Chair of the Audit Committee and ratified at the next Audit Committee meeting.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Additional information with respect to the Company’s auditor, including audit fees, can be found below and in New Gold’s latest Annual Information Form (“AIF”) available on SEDAR+ at www.sedarplus.ca. The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years are as follows:

Financial Years Ending December 31	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
2023	C$1,403,828	C$111,285	C$21,629	C$16,050
2022	C$1,377,858	C$15,081	C$27,233	C$ -
(1)	The aggregate fees billed for the performance of the audit or review of the Company’s financial statements.
(2)	The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.
(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for facilitation support of a human resources leadership workshop.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of Deloitte LLP as auditor of New Gold until the close of the next annual meeting of shareholders of New Gold and to authorize the directors to fix its remuneration.

4.	Say on Pay Advisory Vote

The Board has adopted a policy that provides for an annual advisory shareholder vote on executive compensation, known as “Say on Pay”. The Say on Pay Policy is designed to enhance accountability for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote. The Company will disclose the results of the vote as part of its report on voting results for each annual general meeting. The results will not be binding; the Board will remain fully responsible for its compensation decisions and will not be relieved of these responsibilities by the advisory vote. However, the Board will take the results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to modify the level and nature of its engagement with New Gold’s shareholders.

If the advisory resolution is not approved by a significant majority of the votes cast at an annual meeting, the Board will endeavour to consult with shareholders (particularly those who are known to have voted against the resolution) in order to understand their concerns, and it will review New Gold’s approach to compensation in the context of those concerns. Results from the Board’s review will be discussed in New Gold’s management information circular for the following year.

In 2023, the Say on Pay advisory resolution was approved with 67.69% of votes cast voting in favour of the resolution. This contrasted with a vote of 97.86% in favour at the previous annual general meeting of shareholders and a three-year average result of 85.67%. The Company seeks strong support from its shareholders so the result was disappointing. Following this result, the Chair of the Human Resources and Compensation Committee (the “HRCC”) and the Chair of the CGNC engaged in a shareholder outreach process with New Gold’s top shareholders to discuss New Gold’s compensation approach and better understand our shareholders’ perspectives. New Gold contacted its top thirty shareholders, representing approximately 55% of total shares, and asked to meet and discuss the Company’s approach to executive compensation. The meetings covered a wide range of subjects from compensation governance, pay for performance and the use of discretion, to focus on alignment of interests of executives and shareholders. (For more discussion of this shareholder engagement process, see “Say on Pay” on page 36.)

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Shareholders are encouraged to review and consider the detailed information regarding New Gold’s approach to executive compensation under the heading “Statement of Executive Compensation” on page 29.

At the Meeting, shareholders will be asked to consider the following non-binding advisory resolution on the acceptance of New Gold’s approach to executive compensation, known as “Say on Pay”. The resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Shareholders may vote for or against the following resolution:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled “Statement of Executive Compensation” in the Management Information Circular of the Company dated March 28, 2024 delivered in advance of the Meeting.”

The Board and management recommend the adoption of the Say on Pay advisory resolution. Shareholders who vote against the resolution are encouraged to contact the Board using the contact information provided under the heading “Corporate Governance Practices - Shareholder Communication and Engagement” on page 86.

Unless directed otherwise in the form of proxy, the persons named in the accompanying proxy intend to vote FOR the Say on Pay advisory resolution.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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GOVERNANCE AT A GLANCE

What We Do
✓	Cap Incentives: The Company Scorecard and performance share units (“PSUs") are capped at 200% of target.
✓	Comprehensive Board Renewal Process: The Board has several processes to improve its effectiveness, including: 1) guidelines for retirement age and term limits; 2) an annual Board and director evaluation process; and 3) a regular review of director skills and committee composition.
✓	Sustainability Strategy: Developed a Sustainability Strategy comprised of four focus areas: Indigenous Peoples, Tailings Management, Water Management and Climate Action, which informs New Gold’s approach to Environmental, Social and Governance (“ESG”) initiatives (see page 68).
✓	Include Sustainability in Incentive Plans: New Gold includes sustainable development measures weighted at an aggregate of 25% in its 2023 Company Scorecard used to determine short term incentives.
✓	PSUs include Two Performance Measures: For PSUs granted in 2024, the Company’s PSUs will measure performance over a three-year period relative to both total shareholder return (a relative measure of performance) and production (an absolute measure of performance).
✓	Impose a Double Trigger: Executive employment agreements include severance provisions that require a double trigger in the event of a Change of Control (see page 59).
✓	Maintain a Clawback Policy: Incentive awards made to executive officers are subject to repayment in the event of either a restatement of financial statements or if performance targets are achieved through misconduct.
✓	Pay for Performance: A large portion of target executive compensation is at-risk (short-term incentives and long-term incentives); 83% for the CEO and over 65% for the other NEOs (as defined below) for 2023.
✓	Promote Diversity: The Board has a written Corporate Diversity Policy (“Diversity Policy”), which includes a gender diversity target of 30%. Women represent 38% of Nominees this year (three of eight Nominees).
✓	Require Share Ownership: Directors and NEOs are required to own equity in New Gold (Shares, deferred share units (“DSUs”), RSUs and PSUs) based on multiples of annual retainers and base salaries.
What We Don’t Do
✗	Allow Board Interlocks: Directors and executive officers may not serve together on any other public company boards unless there are exceptional circumstances that are reviewed by the CGNC and approved by the Board.
✗	Automatic Salary Increases: While base salaries are reviewed annually, increases are not guaranteed and executives have no expectation of changes to base salary after each review.
✗	Guarantee Minimum PSU Vesting: New Gold’s PSU plan has no guaranteed vesting. If New Gold’s performance is below the threshold performance level, no PSUs will vest.
✗	Provide Excessive Benefits and Perquisites: New Gold does not provide excessive benefit and retirement plans, car allowances or perquisite spending accounts to executive officers.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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STATEMENT OF EXECUTIVE COMPENSATION

Dear Shareholders:

2023 was an important year for New Gold. In November 2022, the Board appointed a new President and Chief Executive Officer, Patrick Godin. This has led to important changes for the Company. Under his leadership, New Gold achieved the top end of production guidance and the midpoint of guidance for all-in sustaining costs in 2023. New Gold’s share price increased more than 40% during the year, significantly outperforming the main gold indexes. Supporting Mr. Godin in this improved performance at New Gold’s operations was Yohann Bouchard, who joined the Company as Chief Operating Officer in April 2023, as well as other additions to the management executive team. The Board has confidence in the management executive team to continue to achieve this level of operating performance, execute its strategy and deliver shareholder value.

New Gold’s strong performance in 2023 resulted in an overall Company Scorecard result of 132%, reflecting strong achievement of the scorecard’s sustainable development, operational and financial goals which are key to New Gold’s success. For more discussion of the 2023 Company Scorecard, see “Company Scorecard in 2023” at page 46.

At the Company’s last annual general and special meeting of shareholders, 67.69% of votes cast voted in favour of the Say on Pay advisory resolution. This contrasted with a vote of 97.86% in favour at the previous annual general meeting of shareholders and a three-year average result of 85.67%. The Company seeks strong support from its shareholders so the result was disappointing. Following the meeting, as Chair of the Human Resources and Compensation Committee, I lead a shareholder outreach process with New Gold’s top shareholders to discuss New Gold’s compensation approach and better understand our shareholders’ perspectives. New Gold contacted its top thirty shareholders, representing approximately 55% of total shares, and asked to meet and discuss the Company’s approach to executive compensation. From these invitations, myself and Nick Chirekos, also a member of the HRCC and the Chair of the Corporate Governance and Nominating Committee, met with several of the Company’s top shareholders. The meetings covered a wide range of subjects from compensation governance, pay for performance and the use of discretion, to focus on alignment of interests of executives and shareholders. (For more discussion of this shareholder engagement process, see “Say on Pay” on page 36.)

As part of the review and ongoing progression of New Gold’s compensation philosophy, the HRCC made two important changes to executive compensation commencing in 2024. These changes are also consistent with the compensation discussion and feedback received from the shareholder engagement process. First, to support the Company’s inaugural three-year guidance, performance share units granted in 2024 include a measure weighted at 40% tied to production guidance over the three years from 2024 to 2026. Second, 2024 short-term incentives for New Gold’s executives will be based entirely on Company Scorecard results and will no longer include a measure of individual performance. (For more discussion of this shareholder engagement process, see “Changes to Executive Compensation for 2024” on page 37.)

Determining executive compensation is a key responsibility of the Board. The Board and the HRCC are committed to ensuring New Gold’s compensation practices are designed to pay for performance, align management with shareholders and allow us to attract and retain the talent that is essential to delivering long-term value for shareholders. The HRCC is confident that New Gold has an appropriate incentive design in place in order to align the executive team with the shareholder experience and with execution of New Gold’s longer-term strategy. The HRCC and the Board value shareholder feedback. On behalf of the Board, I encourage you to review the disclosure that follows.

Peggy Mulligan

Chair, Human Resources and Compensation Committee

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Compensation Philosophy, Objectives and Principles

New Gold is a Canadian-focused intermediate gold mining company with two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold is continually working to maximize shareholder value through diversified production, maintaining an attractive risk profile and enhancing growth potential in a safe, environmentally and socially responsible manner.

New Gold’s compensation philosophy and objectives are designed to support its business strategy and reflect its status as an intermediate Canadian gold producer. New Gold seeks to reward performance through short-term and long-term incentives, and to create alignment with its strategy, mission and values.

The objectives of New Gold’s executive compensation programs are to:

•	Attract and retain talent (through its total rewards and professional development);
•	Motivate and reward for corporate and functional/site performance (through its incentive programs); and
•	Align senior management with shareholder interests in long-term value creation (through its equity-based compensation).

New Gold’s compensation philosophy is supported by the following principles:

•	Canadian Focused: Compensation reflects New Gold’s Canadian focus by comparing against a primarily Canadian reference group.
•	Market Competitive: Compensation must attract, retain and motivate employees while aligning with New Gold’s strategy and values to drive the desired performance.
•	Adaptive: Compensation reflects the cyclical nature of the gold mining industry and is adaptable to changes in circumstances and best practices.
•	Performance Based: Compensation programs promote a culture of accountability at both the corporate and mine site level, and thus place an emphasis on variable pay at the senior management level.
•	Mindful of Stakeholders: Compensation and governance practices are transparent and strive to balance responsibility, profitability and sustainability.

The Board, the HRCC and management use this philosophy to guide compensation decision making.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Composition and Role of the Human Resources and Compensation Committee

The HRCC is comprised of Peggy Mulligan (Chair), Nick Chirekos and Tom McCulley, each of whom is an independent director. Collectively, the HRCC members have extensive compensation-related experience both as senior executives and as members of the boards of directors and committees of other public and private corporations:

•	Ms. Mulligan is Chair of the HRCC. She is also a director of Canadian Western Bank. She was previously Chair of the Nominating, Governance, Human Resources and Compensation Committee at Ontario Power Generation. She was previously also the Executive Vice President and Chief Financial Officer of Biovail Corporation. Ms. Mulligan was the Senior Vice President, Audit and Chief Inspector and then the Executive Vice President, Systems and Operations of The Bank of Nova Scotia. She has also held executive positions with other companies, including Linamar Corporation.
•	Mr. Chirekos is a director of Peabody Energy Corporation, where he is chair of the Audit Committee, and Metallus Inc. He served in various executive roles at J.P. Morgan Securities Inc., including Managing Director, North American Head of Mining and Global Head of Mining and Metals.
•	Mr. McCulley is the Chief Executive Officer of Anglo American Crop Nutrients and Group Head of Projects for Anglo American plc. Mr. McCulley previously served as Chief Executive Officer of Anglo American Peru and has also held executive roles with Newmont Mining Corporation.

In their management and governance experience, the HRCC members have been involved in executive compensation decision making and human resources policy and practice issues relevant to the HRCC’s mandate. The HRCC members draw on this relevant governance and compensation-related expertise to review the Company’s executive compensation policies and practices. The Board is confident that the collective experience of the HRCC members ensures that the HRCC has the knowledge and experience to execute its mandate effectively and to make executive compensation decisions in the best interests of the Company.

The role of the HRCC is to assist the Board in approving and monitoring the Company’s guidelines and practices with respect to compensation and benefits, as well as administering the Company’s equity-based compensation plans. The HRCC’s responsibilities include, among other things:

•	ensuring that the Company has programs to attract, motivate and retain executive officers and key talent of the highest caliber;
•	reviewing corporate goals and objectives relevant to the compensation of executive officers and making recommendations to the Board regarding such goals and objectives;
•	recommending to the Board the annual salary, incentive and other compensation of executive officers based on performance against the goals and objectives approved by the Board;
•	reviewing succession plans for the Company’s executive officers and key talent and reporting to the Board on succession planning; and
•	establishing a clear and concise compensation philosophy for the Company.

The HRCC also performs the annual performance review for the President and Chief Executive Officer and provides its recommendations to the Board for approval. The President and Chief Executive Officer performs the annual performance review for other executive officers and provides recommendations for the HRCC and Board to review and approve.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Reference Group

It is the Company’s intention to provide total direct compensation packages to its executive officers that are competitive with those industry peers with whom it competes for talent. To assess the competitiveness of New Gold’s executive compensation packages and practices, the HRCC compares the Company to a reference group of similar companies in the mining industry.

The 2023 reference group consists of the thirteen companies listed below (the “Reference Group”). The Reference Group was developed with constituent companies selected based on size (including assets, revenues and market capitalization) and geography, with a preference for companies with Canadian headquarters, the majority of their operating assets in the Americas, and similarity in operations (including annual production and number of operating mines). To ensure meaningful and reasonable comparisons, generally all companies in the Reference Group are Canadian or have Canadian mines, and the majority have an asset value and revenue between 0.2x to 2.5x those of New Gold. In 2023, following a review of the Reference Group composition, the HRCC determined that the group remains relevant and that no changes are required at this time.

Below is New Gold’s Reference Group:

Alamos Gold Inc.	Equinox Gold Corp.	SSR Mining Inc.
Argonaut Gold Inc.	First Majestic Silver Corp.	Torex Gold Resources Inc.
Centerra Gold Inc.	Hecla Mining Company	Wesdome Gold Mines Ltd.
Coeur Mining, Inc.	Hudbay Minerals Inc.
Eldorado Gold Corporation	IAMGOLD Corporation

The relative size of each of the companies comprising the Reference Group is similar to New Gold. Below is a comparison of New Gold to the Reference Group. New Gold is positioned near the median for assets and at the 25th percentile for revenue.

2023 Reference Group Companies	Assets (US$)(1)	Revenue (US$)(1)
75th Percentile	4,497	1,001
50th Percentile (Median)	2,961	897
25th Percentile	1,952	754
New Gold	2,252	750
New Gold Positioning	P42	P25
(1)	All data sourced from S&P Capital IQ as of February 2024; assets reflect the most recent quarterly disclosures and revenues reflect a trailing four quarter value. All data shown in USD currency in millions.

The HRCC used Reference Group compensation for comparable roles as a consideration in reviewing and recommending total compensation for executives in 2023. The HRCC reviewed Reference Group data for the components of compensation (i.e., base salary, and short-term and long-term incentive compensation) as well as the total value of these components. While the HRCC considers reference groups in its executive compensation decision making, it does not explicitly target a fixed relative positioning.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Compensation Consultants

Independent compensation consultants assist New Gold by providing information on the executive compensation packages and practices of both Reference Group companies and the broader market, as well as providing analysis of general trends and practices in executive compensation.

Hugessen Consulting (“Hugessen”) was first retained by the Company in 2021. In 2023 and 2022, Hugessen was retained to provide assistance to the Board, HRCC and, as required, management, including support with developing a Reference Group, executive and director compensation benchmarking, incentive design review and support with making adjustments to short-term and long-term incentives for 2023 and 2024, and support in 2022 and 2023 in respect of executive compensation decision making. Fees paid to Hugessen for these compensation-related services are set out in the table below.

Consultant	Year	Executive Compensation Related Fees ($)	All Other Fees ($)
Hugessen	2023	194,173	-
Hugessen	2022	121,107	-

Compensation Risk Management and Mitigation

The HRCC considers the implications and risks of the Company’s executive compensation program in making its compensation recommendations to the Board and in carrying out its responsibilities generally. When a significant change in the design of the executive compensation program is contemplated, the HRCC engages independent compensation consultants to review the executive compensation policies and practices and identify areas of potential risk. In particular, the HRCC wishes to ensure that executives are not incentivized to take inappropriate or excessive risks.

The HRCC has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

Some of the risk-mitigating features of New Gold’s executive compensation program are set out below.

Internal Audit Review of Company Scorecard

The Company’s Director of Assurance and Audit has reviewed the 2024 Company Scorecard from the perspective of whether the scorecard provides a balanced approach to the measurement of company performance and whether the measurement targets could cause inappropriate or excessive risks. No risks were identified.

Balanced Compensation Mix

Executive compensation packages are designed to balance fixed and variable compensation as well as short and long-term incentives. This mix rewards both short-term and long-term performance, while providing a fixed base compensation through salary, which helps to mitigate the risk of encouraging short-term goals at the expense of long-term sustainability and creating shareholder value.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Board and Human Resources and Compensation Committee Discretion

The HRCC and the Board work with the President and Chief Executive Officer to assess performance relative to the Company Scorecard (discussed on page 45). In assessing performance, they consider whether the Company met its goals during the year as well as any additional value-enhancing results and achievements, and share price performance during the year. Taking such factors into account, the HRCC may also take into consideration any extenuating circumstances in achieving results, and the HRCC and the Board may adjust awards upwards or downwards in such extenuating circumstances to ensure better alignment of executive compensation with Company performance and the experience of shareholders and other stakeholders. The HRCC and Board made no such adjustments for the 2023 compensation year.

Say on Pay Policy

The Company has adopted a Say on Pay Policy that requires it to have a non-binding advisory vote at each year’s annual meeting to give shareholders an opportunity to provide their views on New Gold’s approach to executive compensation. At the Company’s last annual meeting of shareholders on May 9, 2023, 67.69% of votes cast voted in favour of the Say on Pay advisory resolution and 32.31% voted against. For more information on the 2023 Say on Pay advisory vote and the Company’s response, see page 36.

Anti-Hedging Policy for Directors and Executive Officers

The Company has adopted a formal policy that prohibits executive officers and directors from purchasing financial instruments that are designed to hedge or offset a decrease in the market value of Shares or other securities of the Company held by the executive officer or director.

Executive Compensation Clawback Policy

In response to U.S. Securities and Exchange Commission’s executive compensation clawback rules, the Company has adopted an amended Executive Compensation Clawback Policy compliant with NYSE American clawback listing standards which allows the Board to require reimbursement of excess cash-based incentives and equity-based compensation paid or granted to executive officers in circumstances where either: (i) (a) the Company is required to restate its financial statements, or (b) incentive awards were awarded based on the achievement of performance targets through wrongful conduct (i.e., fraud, gross negligence or intentional misconduct); and (ii) the incentive award paid to the executive would have been lower absent the wrongful conduct, circumstances where the incentive paid or granted no longer aligns with New Gold compensation objectives.

Officer Equity Ownership Guidelines

The Company has approved equity ownership guidelines that are applicable to all executive officers (the “Equity Ownership Guidelines”). The Equity Ownership Guidelines align the interests of all executive officers with those of shareholders by mandating a minimum value of New Gold equity that officers must hold.

Executive Class	Equity Ownership Guideline Requirement
Chief Executive Officer	3 times Base Salary
Executive Vice President	2 times Base Salary
Other Officers	1 times Base Salary

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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For the purposes of the Equity Ownership Guidelines, Shares and RSUs are valued at the higher of (1) current “Market Price” (defined as the volume weighted average price of the five days prior to the date of measurement) and (2) acquisition or the closing price on the day of grant. PSUs are valued at 50% of the higher of (1) current Market Price and (2) closing price on the day of grant. Options, which the Company last granted in 2022, do not count towards the requirement. Officers have five years from the date on which they became an officer to satisfy these guidelines. The table below applies the Equity Ownership Guidelines to the NEOs on February 26, 2024 using their respective base salaries for 2024 being $850,000 for Mr. Godin, $605,000 for Mr. Bouchard, $480,000 for Mr. Shah and $425,000 for Mr. Keating, and using the Market Price on March 15, 2024. Mr. Chausse retired as Chief Financial Officer on January 1, 2024 and met the applicable equity ownership requirement on the date of his retirement. For the terms of the Equity Ownership Guidelines applicable to non-executive directors, see “Statement of Director Compensation - Director Compensation Table - Director Equity Ownership Guidelines” on page 64.

Name and Position	Number of Shares Held	Number of RSUs Held	Number of PSUs Held	Total Value of Shares, RSUs & PSUs(1)	Multiple of Base Salary	Requirement & Date to Meet
Patrick Godin President and Chief Executive Officer	112,600	1,048,311	1,944,738	$4,629,218	5.4x	3x Meets requirement
Yohann Bouchard Executive Vice President and Chief Operating Officer	100,000	379,741	648,166	$1,744,298	2.9x	2x Meets requirement
Ankit Shah Executive Vice President, Strategy and Business Development	116,258	328,197	679,716	$1,704,601	3.6x	2x Meets requirement
Sean Keating Vice President, General Counsel and Corporate Secretary	109,895	257,292	532,181	$1,376,737	3.2x	1x Meets requirement
(1)	Equal to the sum of the current market value of the Shares held, RSUs held and 50% of PSUs held, valued as described in the explanation prior to the table and using the five-day volume weighted average trading price of New Gold’s Shares on the TSX for the five trading days prior to March 15, 2024 of $2.17 was used.

Succession Planning for Executive Officers

The Company has a formal succession planning process for its executive officers. As part of this process, the HRCC conducts an annual review of the succession plan for the Company’s key executive officers and reports to the Board on succession planning. The Board, working with the HRCC, is responsible for identifying and evaluating any potential successor to the Chief Executive Officer. The HRCC most recently reviewed the succession plans for the Company’s key executive officers on July 26, 2023. As part of its review process, the HRCC considered potential successors and evaluated the readiness of such potential successors to assume the relevant position.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Compensation Discussion and Analysis

Say on Pay

At the Company’s last annual general and special meeting of shareholders on May 9, 2023 (the “2023 AGM”), 67.69% of shares voted were in favour of the Say on Pay advisory resolution. This contrasted with a vote of 97.86% in favour at the previous annual general meeting of shareholders and a three-year average result of 85.67%. The Company seeks strong support from its shareholders so the result was disappointing. The HRCC took time to consider the Say on Pay result and engage with shareholders about its executive compensation approach. The Company strives to pay compensation that is reasonable, responsive to the market and aligns with Company performance. The engagement process provided valuable feedback to the HRCC, both in respect of its compensation decisions in 2023 and the advances in its compensation approach for 2024.

Shareholder Engagement and Shareholder Feedback

Following the 2023 AGM, New Gold contacted its top thirty shareholders, representing approximately 55% of total shares issued and outstanding as of June 30, 2023. The Company asked each of these shareholders to meet and discuss the Company’s approach to executive compensation and any other topics they wished to discuss with the Chair of the HRCC.

From these invitations, the Chair of the HRCC, Ms. Mulligan, as well as Mr. Chirekos, also a member of the HRCC and the Chair of the CGNC, met with several of the Company’s top shareholders. The meetings covered a wide range of subjects from compensation governance, pay for performance and the use of discretion, to focus on alignment of interests of executives and shareholders. Ms. Mulligan and Mr. Chirekos reported on these discussions and feedback received to the HRCC and the Board of Directors.

One important theme of shareholder feedback was concern with the use of discretion in executive compensation decision making. The HRCC understands shareholder concerns with the use of discretion and its potential to undermine the integrity of an executive compensation program. The HRCC believes discretion should be rare and exercised only in extenuating circumstances. The HRCC believes that there were extenuating circumstances in 2022, as described in the management information circular for the 2023 AGM and discussed with shareholders during the shareholder engagement process. No discretion was applied in 2023.

Changes to Executive Compensation for 2024

As part of the review and progression of New Gold’s compensation philosophy, the HRCC made two important changes to executive compensation commencing in 2024. These changes are also consistent with the discussion and feedback the HRCC received from the shareholder engagement process.

The first change impacts long term incentives. For PSUs granted in February 2024, a performance measure for production has been added; this is aligned with the Company’s recently released three-year guidance. (See New Gold News Release dated February 8, 2024.) The production measure will have a 40% overall weight, supplementing the existing relative total shareholder return measure, which will have a 60% overall weight. The HRCC and management believe incorporating a meaningful long-term operational measure to which management has clear line of sight will ensure executives are aligned with execution against this critical strategic and operational objective over the next three years. The HRCC and management see the three-year production measure for PSUs as an important complement to the existing one-year production measure included in the Company Scorecard by balancing short term and long term operational execution. (For more details on PSU design see page 91 in Schedule A.) The HRCC believes the two measures together increase the alignment between executive performance incentives and share price performance, an important principle of executive compensation that was heard from several shareholders in the engagement process. This also addresses a concern expressed with New Gold’s PSUs having a single measure and aims to provide New Gold’s PSU performance conditions a fuller view of overall performance.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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The second change impacts short term incentives. Commencing in 2024, the executive team's short term incentive will be based 100% on the result of the Company Scorecard, just as it has been for the Chief Executive Officer for several years. Short term incentive awards for other officers were previously based 70% on the Company Scorecard and 30% on individual performance. The change reflects an emphasis on the executive team working together to contribute to New Gold’s success. This is consistent with the leadership approach of Mr. Godin and is supported by the HRCC. The HRCC also believes that this approach increases alignment between Company performance and compensation for all the members of the executive team and emphasizes the Company Scorecard’s sustainable development, operational and financial goals that are key to New Gold’s success.

Named Executive Officers

The compensation for New Gold’s President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and three next most highly paid executives (collectively, the “NEOs” and each an “NEO”) is presented on the following pages. Each page also includes a description of the NEO’s role and responsibilities at New Gold, as well as details of their key results for 2023. For additional details regarding the compensation paid to NEOs, including how the figures were calculated, refer to the Summary Compensation Table on page 54.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Components of NEO Compensation

Compensation of the NEOs for the year ended December 31, 2023 included base salary, short-term incentives, long-term incentives consisting of PSUs and RSUs, and other compensation such as retirement and health benefits. New Gold believes that all of these components of compensation fit into New Gold’s overall compensation objectives to attract and retain talented executives, reward individual and corporate performance, and align executive compensation with shareholder interests.

Base Salary

Base salary is a fixed component of pay that compensates NEOs for fulfilling their roles and responsibilities and aids in the attraction and retention of talented executives. To continue to attract, motivate and retain qualified and experienced executives, base salaries are reviewed annually with reference to the Company’s Reference Group. Below are the annualized base salaries of NEOs for 2023.

	Name	Base Salary 2023
	Patrick Godin	$700,000
	Robert Chausse	$520,000
	Yohann Bouchard(1)	$575,000
	Ankit Shah	$450,000
	Sean Keating	$390,000
(1)	Due to his date of appointment, Mr. Bouchard received a pro-rated portion of this base salary in 2023; the value above reflects the annualized rate in his role as Executive Vice President and Chief Operating Officer.

Short-Term Incentives

The short-term incentive plan is an annual variable component of cash compensation. It is designed to reward NEOs for individual and corporate performance in achieving the Company’s goals from year to year, set out as sustainable development, operating and financial goals in the Company Scorecard described below. Short-term incentive awards are paid at the discretion of the Board. Target short-term incentive amounts are established at a level designed to ensure that cash compensation for NEOs is competitive with that offered by the Reference Group. Targets are set as a percentage of base salary. Short-term incentives for NEOs in 2023 were established to be determined on both Company and individual performance based on predetermined weightings.

2023 was a very successful year for the Company and also a year of transition with many changes to key positions on the executive team. The Company’s success resulted from a team-driven approach with this new team. To reflect this, supported by the HRCC and the Board, Mr. Godin recommended that all members of the executive team, be given the individual performance rating of 130%. This included the NEOs, except for Mr. Chausse, who received an individual performance score of 100%, reflecting the transition of his role to Keith Murphy through 2023 and Mr. Murphy’s promotion to the position of Chief Financial Officer following Mr. Chausse’s retirement on January 1, 2024.

Commencing in 2024, the executive team's short-term incentive will be based 100% on the result of the Company Scorecard, just as it has been for the Chief Executive Officer for several years. This reflects an emphasis on the executive team working together to contribute to New Gold’s success, consistent with the leadership approach of Mr. Godin.

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Below are the target percentages and weightings set for the NEOs in 2023:

Name	STI Target Award as % of Base Salary	Performance Weightings
		Company	Individual
Patrick Godin	125%	100%	-
Robert Chausse	90%	70%	30%
Yohann Bouchard	100%	70%	30%
Ankit Shah	90%	70%	30%
Sean Keating	60%	70%	30%

Below is New Gold’s short-term incentive performance review process:

1)	Early each year, on the recommendation of the HRCC, the Board approves a balanced scorecard of performance factors (the “Company Scorecard”) to assess annual Company performance, generally including measures of sustainable development, including health and safety and environmental performance, operational execution, and financial performance. The specific performance goals and targets may evolve year-over-year, and in all cases are selected with the objective of aligning compensation outcomes with key performance objectives in a given year. The Board also approves a weighting for each performance goal in the Company Scorecard, expressed as a percentage amount with the total target Company Scorecard result equal to 100%. For each performance goal in the Company Scorecard, a target is defined, as well as a threshold and a stretch or max target. If performance is below the threshold, a score of zero is assigned to the goal. If the target is achieved, a score of 100% is assigned to the goal. If the stretch target is met or exceeded, a max score of 200% is assigned to the goal. Performance between the threshold and target, and between target and the stretch target, is interpolated to score the factor between zero and 200%. The Company Scorecard result, or any short-term incentive, cannot exceed a score of 200% in any circumstance.

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2)	In January of the following year, the HRCC reviews Company performance against the Company Scorecard to establish an overall Company Scorecard result. In rare circumstances, if there are extenuating circumstances then the HRCC will consider these as well. The HRCC recommends the Company Scorecard result to the Board for approval.
3)	At the end of the year, each NEO’s individual performance is reviewed. Individual performance for the NEOs, other than the Chief Executive Office, is assessed by the President and Chief Executive Officer and reviewed and approved by the Board. Individual performance ratings have a maximum of 130%. The HRCC reviews the President and Chief Executive Officer’s performance. The President and Chief Executive Officer does not have an individual performance rating and performance is based entirely on the Company Scorecard. As noted above, for 2024 onwards, this will be the case for all other NEOs as well.
4)	Once proposed short-term incentives have been calculated, the HRCC reviews the total direct compensation of the NEOs and other officers. The HRCC then approves total direct compensation and recommends to the Board for approval.

Company Scorecard in 2023

The 2023 Company Scorecard is set out below. In reviewing the Company Scorecard each year, the HRCC and management consider the value of consistent annual performance factors as well as the value of new performance factors that reflect evolving Company objectives.

The 2023 Company Scorecard had the same three themes as the 2022 Company Scorecard: Sustainable Development, Operational Excellence and Financial Objectives. Among these objectives, the weight of Operational Excellence increased to 55% of the total score, giving extra emphasis to achieving operating goals across the organization. Within these themes, the following changes were made to performance goals in the 2023 Company Scorecard.

•	Three new performance goals for Sustainable Development. One was related to safety, the implementation of “Courage to Care” was added in addition to TRIFR. Courage to Care is a safety program centered on a safe work culture and individual responsibility for health and safety performance across the organization and a communication program to empower both frontline employees in making safe decisions and leaders in guiding their daily discussions, employee interactions and decision-making processes. The successful implementation of Courage to Care campaign has resulted in a significant decrease in total reportable injury frequency rate (“TRIFR”) - New Gold recorded its lowest annual consolidated TRIFR in 2023 - and other measures of health and safety as well as a significant increase in reporting near misses or unsafe conditions to add to the measurement, showing individual buy-in across the organization.
•	Two new environmental performance goals were also added to the Sustainable Development section. A measure of non-compliance events with operational or environmental laws and regulations as a key measure of environmental performance and compliance. A performance measure of water depletion in the Rainy River Tailings Management Area and the implementation of dewatering infrastructure at the New Afton Tailings Storage Facility was added as these were key environmental goals for New Gold in 2023.
•	Three new performance goals were added to the Operational Excellence section: increase of resources in the portfolio; talent retention and adherence to schedule in capital expenditure. These measures emphasize the importance of a mining company’s two most important resources - its metal in the ground and its people. Careful spending of capital expenditures according to plan is key to generating cash flow and preserving liquidity. As completing development of the C-Zone on-time was a significant milestone for the Company in 2023, this last measure was weighted 20% of the 2023 Company Scorecard.

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•	For the Financial Objectives section, year end cash balance was added as an additional performance goal with free cash flow.

Going forward, the HRCC and management expect the Company Scorecard design to evolve with New Gold’s strategic, operational, financial and sustainability priorities year-over-year.

2023 Company Scorecard

New Gold’s strong performance in 2023 resulted in an overall Company Scorecard result of 132%, reflecting strong achievement of the scorecard’s sustainable development, operational and financial goals key to New Gold’s success.

Performance Goal	Overall Weight	Threshold (0% Performance Factor)	Target (100% Performance Factor)	Max (200% Performance Factor)	Result	Score
Sustainable Development	25.0%
Total Reportable Injury Frequency Rate(1)	6.25%	1.20	1.00	0.95	0.8	200%
Courage to Care Implementation(2)	6.25%	90%	95%	100%	100%	200%
Non-compliance(3)	6.25%	4	2	0	0	200%
Water content depletion in Rainy River TMA and NATSF Stabilization(4)	6.25%	2CuM + milestone 1	4CuM + milestone 2	6CuM + milestone 3	Achieved	125%
Operational Excellence	55.0%
Gold Eq. Production (5)	15.0%	376,700	401,850	421,000	421,150	200%
All-in Sustaining Costs per Gold Eq. Ounce (6)(12)	10.0%	$1,600	$1,550	$1,500	$1,615	0%
Increase of Resources Portfolio (7)	5.0%	50,000	75,000	100,000	Not Achieved	0%
Talent Retention(8)	5.0%	80%	85%	90%	90%	200%
Capital Expenditure + Schedule(9)	20%	90%	95%	100%	Achieved	136%
Financial Objectives	20%
Free Cash Flow ($ million)(10)(12)	10.0%	-$122M	-$106M	-$81M	-$125M	0%
2023 Year-End Cash Balance ($ million)(11)	10.0%	45	65	85	86	200%

Total Company Scorecard result						132%

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(1)	TRIFR is calculated by adding the total number of recordable injuries (fatalities, lost time, medical treatment and restricted duty injury cases) multiplied by 200,000 and dividing such number by the total number of hours worked during the year. A fatality will bring the score to zero.
(2)	Courage to Care implementation is a measure of actual progress against an implementation schedule prepared at the beginning of 2023.
(3)	Measure of events of non-compliance with operational or environmental laws and regulations that resulted in a fine to the Company.
(4)	Water Depletion is a measure of the amount of water depleted from the Rainy River Tailings Management Area as well as a measure of actual progress against a dewatering schedule for the New Afton Tailings Storage Facility prepared at the beginning of 2023.
(5)	Gold equivalent ounces calculated with ratio used for the Company’s 2023 budget, being $1,800 per oz gold, $22.00 per oz silver and $3.70 per lb copper and excludes ounces produced from ore purchased pursuant to ore purchase agreements.
(6)	For the purposes of the 2023 Company Scorecard, AISC, or all-in sustaining costs, is adjusted compared to the amount reported in the Company’s Material Discussion & Analysis for the year ended December 31, 2023 by (a) recalculating gold equivalent ounces from ratio used for the Company’s 2023 budget, being $1,800 per oz gold, $22.00 per oz silver and $3.70 per lb copper; (b) excluding ounces produced from ore purchased pursuant to ore purchase agreements; (c) using the budget Canadian dollar exchange rate; and (d) including sustaining capital expenditure amounts that were deferred to future years.
(7)	Includes number of ounces targeted additional new Mineral Resources in 2023 on a gold equivalent ounce basis from exploration activities, calculated at December 31, 2023 Mineral Reserve and Mineral Resource prices, as defined in Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014.
(8)	Talent Retention is a measure of the percentage of key talent identified by the Company that are retained by the Company during the year.
(9)	Capital expenditure + schedule is a measure of spending on capital expenditure during the year and measures against actual progress against key performance indicators and schedule prepared at the beginning of 2023.
(10)	“Free cash flow" is calculated as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the Ontario Teachers’ Pension Plan free cash flow interest. It is adjusted compared to the amount reported in the Company’s Financial Statements for the year ended December 31, 2023 by (a) by using budget metal prices and exchange rates of $1,800 per oz gold, $22 per oz silver and $3.70 per lb copper; (b) excluding impact of ounces produced from ore purchased from Elk Gold; and (c) including growth and sustaining capital expenditure amounts that were deferred to future years.
(11)	Year End cash balance is adjusted compared to the amount reported in the Company’s Financial Statements for the year ended December 31, 2023 by (a) by using budget metal prices and exchange rates of $1,800 per oz gold, $22.00 per oz silver and $3.70 per lb copper; and (b) including growth and sustaining capital expenditure amounts that were deferred to future years (except where deferrals were in part a decision to manage cash flow over time).
(12)	“All-in sustaining costs” and “free cash flow” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company and a reconciliation to the most directly comparable measure under IFRS, please see the “Non-GAAP Financial Performance Measures” section starting on page 31 of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2023, which is available on SEDAR+ at www.sedarplus.ca, and which is incorporated by reference herein.

2023 Short-Term Incentive Awards

The short-term incentive (“STI”) awarded (as a percentage of Base Salary) is calculated based on the following formula:

A	=	Individual Performance Rating
B	=	Individual Performance Weighting
C	=	Company Scorecard Result
D	=	Company Performance Weighting

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The results of the above formula applied to the calculation of actual incentives paid to each NEO in respect of 2023 are set out in the table below. In 2023, 100% of Mr. Godin’s short-term incentive award was weighted on Company performance while the short-term incentive award for the other NEO’s was set at 30% individual performance weighting.

2023 was a very successful year for the Company and also a year of transition with many changes to key positions on the executive team. The Company’s success resulted from a team-driven approach with this new team. To reflect this, supported by the HRCC and the Board, Mr. Godin recommended that all members of the executive team, be given the individual performance rating of 130%. This included the NEOs, except for Mr. Chausse, who received an individual performance score of 100%, reflecting the transition of his role to Keith Murphy through 2023 and Mr. Murphy’s promotion to the position of Chief Financial Officer following Mr. Chausse’s retirement on January 1, 2024.

Name	STI Target (% of Base Salary)	(A) Individual Performance Rating	(B) Individual Performance Weighting	(C) Company Scorecard Result	(D) Company Performance Weighting	STI Amount Paid ($)
Patrick Godin	125%	N/A	0%	132%	100%	$1,155,000
Robert Chausse	90%	100%	30%	132%	70%	$572,832
Yohann Bouchard(1)	100%	130%	30%	132%	70%	$548,529
Ankit Shah	90%	130%	30%	132%	70%	$483,092
Sean Keating	60%	130%	30%	132%	70%	$307,476
(1)	Mr. Bouchard joined the Company and was appointed as Executive Vice President and Chief Operating Officer in April 2023. Short term incentive amounts paid in 2023 have been prorated based on the time spent in his role with the Company.

Long-Term Incentives

Long-term incentives are an equity-based variable component of compensation consisting of a mix of PSUs and RSUs, as set out in the chart below. Long-term incentives are designed to align the interests of executives with those of shareholders by tying compensation to Company performance and to assist in the retention of talented executives through long-term vesting schedules.

The HRCC believes that the mix of 40% RSUs and 60% PSUs best rewards performance while aligning the interests of executives with those of shareholders. RSUs align executive compensation with share price and serve as a retention tool, while also addressing shareholder concerns regarding share dilution, as the Company settles RSUs in cash. PSUs reward the NEOs’ success in achieving comparatively better share price performance relative to the broader gold mining industry. PSUs granted in 2024 now also include a performance measure for production. (For more details see page 91 in Schedule A.)

For 2023, long-term incentive awards were awarded according to each NEO’s long-term incentive target, which are set out in the table below.

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Name	LTI Target Award as % of Base Salary
Patrick Godin	250%
Robert Chausse	150%
Yohann Bouchard	175%
Ankit Shah	150%
Sean Keating	125%

Performance Share Units (PSUs)

PSUs are granted under the Long Term Incentive Plan. The Board considers PSUs to be an appropriate form of compensation for NEOs as PSUs are not guaranteed and their value is tied to the performance of the Company over the applicable performance measurement periods.

The HRCC recommends PSU awards to the Board after considering input from management. The Board has delegated authority to the HRCC to grant individual awards of up to 100,000 PSUs to employees who are not officers. PSU awards in excess of 100,000 PSUs or to officers require approval by the Board.

The discussion of performance measures and calculation below apply to PSUs granted in 2023 and prior years. PSUs granted in 2024 now also include a performance measure for production, aligned with the Company’s recently released three-year guidance. The production measure will have a 40% overall weight, supplementing the existing relative total shareholder return measure, which will now have a 60% overall weight. The HRCC and management believe incorporating a meaningful long-term operational measure to which management has clear line of sight will ensure executives are aligned with execution against this critical strategic and operational objective over the next three years. The HRCC and management see the three-year production measure for the PSUs as an important complement to the existing one-year production measure included in the Company Scorecard by balancing short term and long term operational execution. (For more details on PSU design see page 91 in Schedule A.)

PSUs vest in Shares on the entitlement date, as determined by the Board in its discretion. In addition, vesting of PSUs is subject to performance conditions or measures to be achieved by the Company determined by the Board at the time the PSUs are granted, which may be applicable to the Participant (as defined in the Long Term Incentive Plan) or a class of Participants. PSUs granted on February 28, 2023 will vest in Shares on January 1, 2026, with the number of Shares to be issued depending on the “PSU Multiplier”. The PSU Multiplier is a percentage that is multiplied by the number of PSUs granted to determine the number of Shares to be issued on the entitlement date. It is calculated based on the difference (the “TSR Difference”) between New Gold’s TSR and the TSR of the S&P/TSX Global Gold Index (the “Index”) (i.e., New Gold’s TSR minus the Index TSR) for each of four measurement periods described in the table below (the “Measurement Periods”). The TSR for each of New Gold and the Index is calculated using the starting value and the end value of each Measurement Period. The four Measurement Periods are equally weighted in determining the total PSU Multiplier for a particular PSU grant.

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The Measurement Periods for the PSUs granted on February 28, 2023 are set out below:

Measurement Periods	Percentage Weight of PSU Multiplier
P1: Year one	25%
P2: Year two	25%
P3: Year three	25%
P4: First day of year one to last day of year three	25%

If the TSR Difference is zero (i.e. New Gold’s TSR equals the Index TSR), the PSU Multiplier for that Measurement Period will be 100%. If the TSR Difference is greater than zero (i.e. New Gold’s TSR exceeds the Index TSR), the PSU Multiplier for that Measurement Period will be over 100% to a maximum payout of 200%. If the TSR Difference is less than zero (i.e. New Gold’s TSR is less than the Index TSR), the PSU Multiplier for that Measurement Period will be less than 100%. The minimum and maximum PSU Multipliers for any Measurement Period are 0% and 200%. The TSR Difference must be at least 50% (i.e., New Gold’s TSR minus Index TSR > 50%) to achieve the maximum PSU Multiplier for a Measurement Period. The TSR Difference must be less than -25% (i.e., New Gold TSR minus Index TSR < -25%) to achieve the minimum PSU Multiplier for a Measurement Period. The PSU Multiplier for other TSR Differences would be determined by linear interpolation.

A full description of PSUs and the Long Term Incentive Plan, including full details of the performance measures used, is set out in this Circular under “Equity Compensation Plans - Long Term Incentive Plan” in Schedule A.

2023 PSU Awards

In 2023, the Board approved the grant of the following PSUs to the NEOs.

Name	Number of PSUs Granted(1)(2)	Total Value of PSU Award(1)(2)
Patrick Godin(3)	1,116,816	$1,340,180
Robert Chausse	375,000	$450,000
Yohann Bouchard(4)	235,666	$438,339
Ankit Shah	268,750	$322,500
Sean Keating	234,375	$281,250
(1)	Other than those PSUs granted to Mr. Bouchard, all PSUs were granted February 28, 2023 and valued as of such date. On the entitlement date of the PSUs, which other than as noted below for Mr. Godin, will be January 1, 2026 for this PSU grant, the number of PSUs that vest and result in the issuance of New Gold shares will vary from 0% to 200% of the number of PSUs granted, based on the PSU Multiplier (as defined above) that measures the difference between New Gold’s TSR compared to the Index return for each Measurement Period as well as accounting for applicable withholding tax. For more information on the grant, terms and valuation of these PSUs, refer to the Summary Compensation Table on page 54 and the notes thereto.
(2)	New Gold now grants long term incentives at target without adjustment for prior year performance. PSU awards granted on February 28, 2023 have been restated for 2023 given the 2023 year of grant. Please refer to the Summary Compensation Table on page 54 and note (3) thereto for more details.

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(3)	Mr. Godin was granted 875,000 PSUs as his annual long term incentive grant for 2023 based on his target of 250% of base salary. Mr. Godin was granted an additional 241,816 PSUs in recognition of his appointment as Chief Operating Officer, as he was not granted a long term incentive grant for 2022 at the time of his appointment, and subsequent appointment to President and Chief Executive Officer. The additional PSU grants have different Measurement Periods and entitlement dates connected to the timing of his appointment as Chief Operating Officer and subsequent appointment as President and Chief Executive Officer. Please refer to the Summary Compensation Table on page 54 and note (1) thereto.
(4)	Mr. Bouchard was granted 235,666 PSUs as a long term incentive grant for 2023 after his appointment as Chief Operating Officer effective April 11, 2023 and they were valued as of such date. The 235,666 PSUs have different Measurement Periods and entitlement dates. Please refer to the Summary Compensation Table on page 54 and note (2) thereto.

Restricted Share Units (RSUs)

The Board considers RSUs an appropriate form of compensation for NEOs as they promote retention and align NEO compensation to the Company’s share price.

RSUs vest in cash on the entitlement date or dates, as determined by the Board in its discretion. On an entitlement date, the Company makes a payment in cash equal to the five-day volume weighted average price of the Company’s Shares on the TSX for the five trading days preceding the entitlement date multiplied by the number of RSUs vesting. For RSUs granted on February 28, 2023, one-third of the number of RSUs granted vested on January 1, 2024, one-third of the number of RSUs granted will vest on January 1, 2025, and one-third of the number of RSUs granted will vest December 15, 2025. A full description of the terms of the RSUs and the Long Term Incentive Plan is set out in this Circular under “Equity Compensation Plans - Long Term Incentive Plan” in Schedule A.

2023 RSU Awards

In 2023, the Board approved the grant of the following RSUs to the NEOs.

Name	Number of RSUs Granted(1)(2)	Total Value of RSU Award(1)(2)
Patrick Godin(3)	744,544	$893,453
Robert Chausse	250,000	$300,000
Yohann Bouchard(4)	157,111	$292,226
Ankit Shah	179,167	$215,000
Sean Keating	156,250	$187,500
(1)	Other than those RSUs granted to Mr. Bouchard, all RSUs were granted February 28, 2023 and valued as of such date. On the entitlement date of the RSUs, the cash payment in satisfaction of the RSUs will be based on the current market price and number of RSUs granted. Other than as noted below for Mr. Godin, one third of each RSU grant vested or will vest on each of January 1, 2024, January 1, 2025 and December 15, 2025. For more information on the grant, terms and valuation of these RSUs, refer to the Summary Compensation Table on page 54 and the notes thereto.
(2)	New Gold now grants long term incentives at target without adjustment for prior year performance. RSU awards granted on February 28, 2023 have been restated for 2023 given the 2023 year of grant. Please refer to the Summary Compensation Table on page 54 and note (3) thereto for more details.
(3)	Mr. Godin was granted 583,333 RSUs as his annual long term incentive grant for 2023 based on his target of 250% of base salary. Mr. Godin was granted an additional 161,211 RSUs in recognition of his appointment as Chief Operating Officer, as he was not granted a long term incentive grant for 2022 at the time of his appointment, and subsequent appointment to President and Chief Executive Officer. The additional PSU grants have different Measurement Periods and entitlement dates connected to the timing of his appointment as Chief Operating Officer and subsequent appointment as President and Chief Executive Officer. Please refer to the Summary Compensation Table on page 54 and note (1) thereto.
(4)	Mr. Bouchard was granted 157,111 RSUs after his appointment as Chief Operating Officer effective April 11, 2023 and they were valued as of that date.

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Retirement Benefits and Other Compensation

New Gold sponsors a voluntary Group RRSP program for Canadian corporate employees. Participating Canadian employees may contribute between 1% and 9% of their base salary to the RRSP program. New Gold then matches the employee contributions up to a maximum amount based on the annual limitation set each year by the Canada Revenue Agency. In 2023, the limitation on the Company’s matching contributions was $15,390 for each participating employee.

Other than matching contributions to the retirement program described above (which amounts are included in the column entitled “All Other Compensation” in the Summary Compensation Table on page 54), New Gold does not provide retirement benefits for NEOs. The Company also provides the NEOs with benefits to provide financial reassurance in the event of illness, disability or death. During 2023, benefits provided to NEOs were similar to those provided to other employees at the corporate office, except for annual health assessments which have been available for executives since 2008.

Other compensation paid to NEOs in 2023 is included in the Summary Compensation Table on page 54 in the column “All Other Compensation” and described in the applicable notes to the table.

Realized and Realizable Pay for the President and Chief Executive Officer

With the appointment of Mr. Godin as President and Chief Executive Officer in November 2022, only one full year of compensation history is available, and as such a summary of this analysis has not been presented this year.

Performance Graph

The following graph compares the cumulative TSR for $100 invested in Shares of New Gold from December 31, 2018 to December 31, 2023 against the cumulative total shareholder return of the S&P/TSX Composite Index and the Index for the same period, assuming the reinvestment of all dividends. In 2023, New Gold’s TSR was +44% compared to +5% for the Index and +12% for the S&P/TSX Composite Index.

(1)	NEO compensation is total compensation paid in each year to the NEOs in that year, excluding severance payments and other amounts paid to NEOs terminated in the applicable year in connection with their departures from the Company.
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(in $)	2018	2019	2020	2021	2022	2023
New Gold Inc.	100	109.5	266.7	180.0	126.7	182.9
% Change (year on year)		9.5	143.5	-32.5	-29.6	44.4
S&P/TSX Composite Index	100	122.9	129.8	162.3	152.8	170.8
% Change (year on year)		22.9	5.6	25.1	-5.8	11.8
S&P/TSX Global Gold Index	100	141.3	172.5	163.3	159.4	166.7
% Change (year on year)		41.3	22.1	-5.3	-2.4	4.6

During the past five years, commodity markets have experienced considerable volatility. The gold price rose meaningfully in 2020 due largely to a negative economic outlook, interest rate decline and increased uncertainty around the short-term and long-term economic impacts of the COVID-19 pandemic. The gold price declined in 2021 on the prospects of earlier and faster interest-rate increases than previously expected. In 2022, following the conflict in Ukraine, the gold price increased before declining due to interest-rate increases. Gold prices rose to record highs towards the end of 2023 as economic releases showed easing inflation which reinforced expectations of looser monetary policy in 2024.

New Gold’s share price performance has been impacted by changes in commodity prices described above as well as Company developments and performance. In 2020, the Company’s share price increased significantly compared to the gold mining index and general indexes based on the completion of several transactions that improved the Company’s balance sheet: the closing of the $300 million strategic partnership with Ontario Teachers’ Pension Plan in respect of the New Afton Mine; the divestment of the Blackwater Project to Artemis Gold Inc. as well as the reduction and refinance of the Company’s long term debt. The Company had negative share price performance compared to the gold mining index in 2021 and 2022 due to challenges at the operations that led to the Company reducing guidance in both years. In 2023, the Company again outperformed the gold index due to strong operational performance. Compensation for executive officers showed a similar trend to New Gold’s share price performance over this period. Excluding severance payments to terminated officers, executive compensation increased in successful years for the Company, in 2020 and 2023, and declined in less successful years, 2021 and 2022, reflecting the impact of performance on the at-risk portion of executive officers’ compensation.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Summary Compensation Table

The following table provides information regarding compensation for each of the NEOs for the years ended December 31, 2023, 2022 and 2021. New Gold now grants long term incentives at target without adjustment for prior year performance. Long term incentives (PSUs and RSUs - identified as Share-based awards in the Summary Compensation Table) are granted at the executive’s long term incentive target value. This more closely aligns with market practice. No changes to historical grant information have been made and so share-based award amounts granted on February 28, 2023 have been restated for 2023 given the 2023 year of grant. To align with the current LTIP design and approach to executive compensation, the 2022 and 2021 “Share-based awards” and “Option-based awards" disclosed in this Summary Compensation Table reflect the grant date value of the long term incentive awards made to our NEOs in early 2022 and 2021, respectively, notwithstanding that those awards had been considered compensation in respect of the prior year at the time of grant. Note, the Company no longer grants stock options (“Options”) and they were last granted in 2022. Although this is an imperfect comparison, it is believed this provides the best view of the overall compensation received by NEOs on a year-over-year basis and will be the most useful reference point going forward. To provide a view of the overall compensation received by NEOs, long term incentives granted on February 26, 2024 are provided in footnote (3) to the Summary Compensation Table. Compensation is paid to the NEOs in Canadian dollars.

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)(3)(4)(5)	Option- based Awards ($)(5)	Non-equity Incentive Plan Compensation ($)		All Other Compensation ($)(6)	Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Patrick Godin(1) President and Chief Executive Officer	2023	700,000	2,233,633	-	1,155,000	-	14,082	4,102,715
	2022	380,972	-	-	399,444	-	9,962	790,378
	2021	-	-	-	-	-	-	-
Robert Chausse Executive Vice President and Chief Financial Officer	2023	520,000	750,000	-	572,832	-	15,390	1,858,222
	2022	500,000	569,250	189,750	337,500	-	14,605	1,611,105
	2021	460,000	753,047	251,016	339,480	-	13,915	1817,458
Yohann Bouchard(2) Executive Vice President and Chief Operating Officer	2023	416,138	730,565	-	548,529	-	796	1,696,028
	2022	-	-	-	-	-	-	-
	2021	-	-	-	-	-	-	-
Ankit Shah Executive Vice President, Strategy and Business Development	2023	450,000	537,500	-	483,092	-	12,273	1,482,865
	2022	430,000	426,563	142,188	205,110	-	14,605	1,218,466
	2021	350,000	337,500	112,500	210,000	-	13,915	1,023,915
Sean Keating Vice President, General Counsel and Corporate Secretary	2023	390,000	468,750	-	307,476	-	15,390	1,181,616
	2022	375,000	297,000	99,000	162,000	-	14,605	947,605
	2021	330,000	312,000	104,000	156,750	-	13,915	916,665
(1)	In recognition of his appointment as Chief Operating Officer, Mr. Godin was granted 209,239 PSUs, which have Measurement Periods of January 1, 2023 to April 30, 2023; May 1, 2023 to April 30, 2024; May 1, 2024 to April 30, 2025 and December 31, 2022 to April 30, 2025 and will have an entitlement date of May 2, 2025, and 139,493 RSUs, which have or will vest in three equal installments on May 1, 2023, May 1, 2024 and May 1, 2025. In recognition of his promotion to Chief Executive Officer, Mr. Godin was granted 32,577 PSUs, which have Measurement Periods of January 1, 2023 to November 22, 2023; November 23, 2023 to November 22, 2024; November 23, 2024 to November 22, 2025 and December 31, 2022 to November 22, 2025 and will have an entitlement date of November 23, 2025, and 21,718 RSUs, which have or will vest in three equal installments on November 22, 2023, November 22, 2024 and November 22, 2025. In respect of his annual long term incentive grant based on his target long term incentive grant of 250% of base salary, Mr. Godin was granted an aggregate of 875,000 PSUs and 583,333 RSUs, which have the same Measurement Periods, entitlement dates and vesting schedule as all other long term incentives granted on February 28, 2023.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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(2)	Mr. Bouchard was appointed Executive Vice President and Chief Operating Officer effective April 11, 2023. For 2023, the salary and annual incentive plan award indicated is a pro-rated amount for time spent in such role. Mr. Bouchard’s 2023 full-year base salary as Executive Vice President and Chief Operating Officer was $575,000. Based on his target long term incentive grant of 175% of base salary, Mr. Bouchard was granted 235,666 PSUs on May 8, 2023, which have Measurement Periods of May 8, 2023 to December 31, 2023; January 1, 2024 to December 31, 2024; January 1, 2025 to December 31, 2025 and May 8, 2023 to December 31, 2025 and will have an entitlement date of January 1, 2026, and 157,111 RSUs, which vest in three equal installments on January 1, 2024, January 1, 2025 and December 15, 2025.
(3)	As noted above, New Gold now grants long term incentives (identified as Share-based awards in the Summary Compensation Table) at target without adjustment for prior year performance. Share-based award amounts granted on February 28, 2023 have been restated for 2023 given the 2023 year of grant. The following table sets out the incentive compensation granted on February 26, 2024 for the NEOs. This will be similarly reported in the management information circular of the Company for the year ended December 31, 2024 as 2024 compensation but for any changes in NEOs as of December 31, 2024:

Name	RSUs (#)	PSUs (#)	Share-based awards ($)
Patrick Godin	551,948	827,922	$2,125,000
Yohann Bouchard	275,000	412,500	$1,058,750
Ankit Shah	187,012	280,519	$720,000
Sean Keating	137,987	206,980	$531,250

(4)	The Share-based Awards include PSUs and RSUs granted to executives. PSUs and RSUs are valued by multiplying the number of PSUs/RSUs by the five-day volume weighted average trading price on the TSX immediately preceding the date of grant noted below. The following table shows the specific prices for each grant of share-based compensation included in the column entitled “Share-based Awards”:

Share-based Award	Grant Date	Applicable Share Price ($)
PSUs and RSUs	26-Feb-2024	1.54
PSUs and RSUs	28-Feb-2023	1.20
PSUs and RSUs	4-Mar-2022	2.18

(5)	Option-based awards are valued using the Black-Scholes option valuation methodology. The key assumptions made in valuing the awards are as follows:

Grant Date	Performance Year	Exercise Price	Risk-free Rate of Return	Volatility Estimate	Expected Life (years)	Per Option Value
4-Mar-2022	2021	$2.18	1.56%	65.5%	4.14	$1.11

(6)	Included in this column are Company-paid matching contributions to a Group RRSP in the following amounts: (i) for Mr. Godin: $9,962 in 2022 and $14,082 in 2023; (ii) for Mr. Chausse: $13,915 in 2021, $14,605 in 2022 and $15,390 in 2023; (iii) for Mr. Bouchard: $796 in 2023; (iv) for Mr. Shah: $13,915 in 2021, $14,605 in 2022 and $12,273 in 2023; and (v) for Mr. Keating: $13,915 in 2021, $14,605 in 2022 and $15,390 in 2023.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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The following table shows the total compensation for the Company’s NEOs for the relevant year, as well as the total compensation for NEOs as a percentage of earnings from mine operations and as a percentage of shareholder equity.

	Total Compensation for Named Executive Officers(1)	Total Compensation for Named Executive Officers(1) as a Percentage of Operating Margin(2)	Total Compensation for Named Executive Officers(1) as a Percentage of Shareholder Equity
2023	$10,321,447	2.3%	1.0%
2022	$12,125,806	4.2%	0.9%
Change	$(1,804,359)	-1.9%	0.1%
(1)	The amounts for 2022 reflect the six NEOs in that year (Renaud Adams, Beth Borody and Messrs. Godin, Chausse, Shah, and Keating) and, as such, includes the separation payment made to Mr. Adams. The amounts for 2023 include the five NEOs for 2023 set out in this Circular (Messrs. Godin, Chausse, Bouchard, Shah and Keating).
(2)	Operating Margin is calculated as the Company’s revenue less operating expenses for years ended December 31, 2023 and December 31, 2022.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as at December 31, 2023.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2023.

Name	Grant Date(1)(2)	Option-based Awards				Share-based Awards
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($)(3)	Number of Unvested PSUs (#)(1)	Number of Unvested RSUs (#)	Market Value of Unvested PSUs and RSUs ($)(4)
Patrick Godin	28-Feb-2023	-	-	-	-	1,116,816	744,544	3,573,811
Robert Chausse	3-Mar-2021	239,063	2.06	3-Mar-2026	-	243,704	-	467,912
	4-Mar-2022	170,946	2.18	4-Mar-2027	-	174,083	58,027	111,412
	28-Feb-2023	-	-	-	-	375,000	250,000	1,200,000
Yohann Bouchard	11-Apr-2023	-	-	-	-	235,666	157,111	754,132
Ankit Shah	3-Mar-2021	107,143	2.06	3-Mar-2026	-	109,223	-	209,708
	4-Mar-2022	128,097	2.18	4-Mar-2027	-	130,447	43,483	333,946
	28-Feb-2023	-	-	-	-	268,750	179,166	859,999
Sean Keating	26-Feb-2019	97	1.17	26-Feb-2024	73	-	-	-
	3-Mar-2020	95,833	1.20	3-Mar-2025	69,000	-	-	-
	3-Mar-2021	99,048	2.06	3-Mar-2026	-	100,971	-	193,864
	4-Mar-2022	89,189	2.18	4-Mar-2027	-	90,826	30,275	232,514
	28-Feb-2023	-	-	-	-	234,375	156,250	750,000
(1)	PSUs granted on March 3, 2021 have an entitlement date of January 1, 2024. PSUs granted on March 4, 2022 have an entitlement date of January 1, 2025. PSUs granted on February 28, 2023 have an entitlement date of January 1, 2026.
(2)	Option awards vest in three equal instalments on each of the first, second and third anniversaries of the date of grant.
(3)	Calculated using the closing price of New Gold’s Shares on the TSX on December 31, 2023 of $1.92 and subtracting the exercise price of in-the-money Options. The value shown in this column does not represent the actual value the individual could receive. The actual gain, if any, on exercise will depend on the price of New Gold’s Shares on the date of exercise.
(4)	Calculated by multiplying the number of PSUs and RSUs by the closing price of New Gold’s Shares on the TSX on December 31, 2023 of $1.92. The actual number of shares granted upon vesting of the PSUs will depend on the PSU Multiplier of the PSUs at vesting. The actual value realized will also depend on the price of the Shares on the date of vesting.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Value Vested or Earned During the Year Ended December 31, 2023

The following table provides information regarding the value of incentive plan awards vested or earned during the year ended December 31, 2023.

Name	Option-based Awards - Value Vested during the Year ($)(1)	Share-based Awards - Value Vested during the Year ($)(2)	Non-equity Incentive Plan Compensation - Value Earned during the Year ($)(3)
Patrick Godin	-	-	1,155,000
Robert Chausse	9,208	386,007	572,832
Yohann Bouchard	-	-	548,529
Ankit Shah	2,840	119,051	483,092
Sean Keating	2,556	107,128	307,476
(1)	Calculated using the closing price of New Gold’s Shares on the TSX on the relevant vesting date and subtracting the exercise price of in-the-money Options.
(2)	Amounts shown represent the value of the PSUs that vested on January 1, 2023.

(3) Amounts shown represent annual short-term incentives awarded for 2023 performance.

Options Exercised during the Year Ended December 31, 2023

The following table provides details regarding Options exercised and sold by the NEOs during the year ended December 31, 2023. The Company no longer grants options. They were last granted in 2022.

Name	Number of Options Exercised	Option Expiry Date	Option Exercise Price	Value Realized(1)
Patrick Godin	N/A	N/A	N/A	N/A
Robert Chausse	88,965	February 26, 2024	1.70	47,151
	345,313	March 3, 2025	2.00	276,250
Yohann Bouchard	N/A	N/A	N/A	N/A
Ankit Shah	50,000	February 26, 2024	1.97	40,013
	106,500	March 3, 2025	1.97	81,535
Sean Keating	67,600	February 26, 2024	1.83	44,616
(1)	Rounded up to the closest whole number.
If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS AS AT DECEMBER 31, 2023

The following table provides details of compensation plans under which equity securities of New Gold are authorized for issuance as at December 31, 2023, the Long Term Incentive Plan and the Stock Option Plan. The Company last granted Options on March 4, 2022 and will not grant Options going forward; however, Shares have been reserved for issuance in respect of Options already granted prior.

Plan Category	Maximum Number of Shares to be Issued on Exercise of Options and Vesting of PSUs(1)	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Shares Remaining Available for Future Issuance under Equity Compensation Plans (excluding Shares reflected in Column (a))(2)(3)(4)
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	5,887,600	$1.93 for Options(5) N/A for PSUs	4,444,759
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
(1)	Represents the maximum aggregate number of Shares of New Gold reserved for issuance on exercise of outstanding Options and upon the vesting of outstanding PSUs (assuming maximum Achieved Performance and accounting for withholding tax, being 1,744,784 Shares upon the exercise of outstanding Options and 4,142,816 Shares upon the vesting of PSUs).
(2)	Represents the aggregate number of Shares remaining available for future issuance under the Long Term Incentive Plan as at December 31, 2023, after taking into account the maximum number of Shares issuable upon the exercise of outstanding Options and the vesting of outstanding PSUs (assuming maximum Achieved Performance and accounting for withholding tax).
(3)	The aggregate number of Shares reserved for issuance in respect of all outstanding Options granted under the Stock Option Plan and all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, cannot exceed 3.5% of the number of Shares issued and outstanding (on a non-diluted basis). The Company will not grant Options going forward and so has not considered any additional shares that may remain available under the Option Plan.
(4)	The aggregate number of Shares that can be reserved for issuance under the Long Term Incentive Plan in respect of all unvested PSUs cannot exceed 1.25% of the number of Shares issued and outstanding (on a non-diluted basis).
(5)	The weighted average exercise price for all equity compensation plans is the weighted average exercise price of the Options outstanding under the Stock Option Plan. There is no exercise price associated with the PSUs outstanding under the Long Term Incentive Plan.

Termination and Change of Control Benefits

New Gold has entered into employment agreements with each NEO. Pursuant to these agreements, the NEO is entitled to be paid up to the end of employment in the case of resignation, retirement or death. The NEO is also entitled to a pro-rated bonus in case of death. Treatment of long term incentives are generally treated in accordance with the respective executive employment agreement. The employment agreements also contain termination and change of control provisions. Those provisions, as in effect December 31, 2023, are discussed in more detail below.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Termination Without Cause

If a NEO’s employment is terminated without cause, New Gold will pay any salary earned to the date of the termination of employment plus the pro-rated short-term incentive at target. In addition, each NEO, except for Mr. Godin and Mr. Bouchard, will receive a severance payment of 12 months’ salary and short-term incentive plus one month’s salary and short-term incentive per year of service to a maximum of 18 months’ salary and short-term incentive. Mr. Godin and Mr. Bouchard will receive a severance payment of 18 months’ salary and short-term incentive. Pursuant to the Long Term Incentive Plan, if a NEO is terminated without cause, the NEO will be entitled to pro rata vesting of his or her PSUs and RSUs that do not vest prior to the applicable “termination date” to reflect the actual period of service between the grant date and the “termination date” (being the later of the date of termination and the last day of the statutory notice period, if required and only as minimally prescribed by the applicable employment standards legislation). Pursuant to the Stock Option Plan, any Options that have vested will remain exercisable until the earlier of (i) the expiry of such Options, or (ii) the date that is twelve months from the date of such termination. Unvested Options will be forfeited. In addition, the NEO will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of the amount of the salary severance set out above) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date. There would be a cash payment for unvested PSUs based on a pro-rata calculation described in “Equity Compensation Plans - Long Term Incentive Plan - Cessation or Acceleration of Share Units” on page 95.

Termination Following a Change of Control

NEO change of control provisions follow a double-trigger approach. If there is (1) a Change of Control of New Gold (as defined below) and (2) within 12 months following such Change of Control (i) New Gold gives notice of its intention to terminate the NEO’s employment for any reason other than just cause, or (ii) a Triggering Event (as defined below) occurs and the NEO elects to terminate his or her employment, New Gold will pay any salary earned to the date of the termination of employment plus the pro-rated short-term incentive at target. In addition, the NEO will receive a severance payment of 24 months’ salary plus two times his or her short-term incentive at target. Any Options that had not vested at the time of termination would vest immediately and all vested Options will remain exercisable until their expiry. All unvested RSUs and PSUs would vest immediately with a PSU Multiplier determined in accordance with the Long Term Incentive Plan and with the entitlement date occurring on the date of such Triggering Event. In addition, the NEO will continue to be entitled to participate, at the expense of New Gold, in New Gold’s health and medical plans (or receive a payment in lieu of continued benefits equal to 15% of two years’ salary) until the earlier of obtaining alternate coverage under the terms of any new employment or the second anniversary of the termination date.

A “Change of Control” is generally defined in each NEO’s employment agreement as (a) New Gold is not the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly owned subsidiary of New Gold); (b) New Gold sells, leases or exchanges greater than 50% of its assets to any other person or entity (other than an affiliate of New Gold); (c) a resolution is adopted to wind up, dissolve or liquidate New Gold; (d) an acquirer acquires 40% or more of the voting securities of New Gold; (e) as a result of or in connection with: (i) the contested election of directors, or (ii) a transaction referred to in (a) above, the nominees named in the most recent management information circular of New Gold for election to the Board will not constitute a majority of the Board; or (f) the Board adopts a resolution to the effect that a Change of Control as defined in the employment agreements has occurred or is imminent.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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A “Triggering Event” includes (a) a material adverse change in any of the officer’s duties, powers, rights, discretion, prestige, salary, benefits or perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately before a Change of Control; (b) a diminution of title as it exists immediately before a Change of Control; (c) a change in the person or body to whom the officer reports, except if such person or body is of equivalent rank or stature or such change is as a result of the resignation or removal of such person or the persons comprising such body, provided this will not include a change resulting from a promotion in the normal course of business; (d) a change in the location at which the officer is regularly required to carry out the terms of his or her employment, which is of a distance greater than 50 kilometers from the city of his or her normal work location; or (e) a significant increase in the amount of travel the officer is required to conduct on behalf of New Gold.

Estimated Incremental Payment on Termination Without Cause or Termination Following a Change of Control

The following tables detail the estimated incremental payments from New Gold to each of the NEOs on termination without cause or a Change of Control (with termination of employment), assuming the termination of employment occurred on December 31, 2023. It is noted that Mr. Chausse is included in the tables below as the Company’s Chief Financial Officer on December 31, 2023; however, Mr. Chausse retired on January 1, 2024. As he retired, he received no severance payment, and any PSUs, RSUs or Options he held that had not vested on January 1, 2024 were forfeited.

Termination of Employment Without Cause

Name	Base Salary Value ($)	Short-Term Incentive Value ($)	Benefits Value ($)	Value of Unvested Options, RSUs and PSUs ($)(1)	Total Estimated Incremental Payment ($)(2)
Patrick Godin	1,050,000	1,312,500	157,500	1,238,467	3,758,467
Robert Chausse	736,667	663,000	110,500	938,217	2,448,384
Yohann Bouchard	862,500	862,500	129,375	192,833	2,047,208
Ankit Shah	675,000	607,500	101,250	597,997	1,981,747
Sean Keating	585,000	351,000	87,750	501,559	1,525,309
Total	3,909,167	3,796,500	586,375	3,469,073	11,761,115
(1)	Unvested Options and RSUs are cancelled upon termination of employment. For unvested PSUs, a cash payment was calculated on a pro-rata basis using the methodology described in “Equity Compensation Plans - Cessation or Acceleration of Share Units” on page 95 to calculate the PSU Multiplier and multiplying by the closing price of New Gold’s shares on the TSX on December 31, 2023 of $1.92.
(2)	These amounts do not include any salary payable or pro-rata short-term incentive payable to the date of termination of employment. Payment of these amounts may be contingent on signing a release.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Termination of Employment Following Change of Control

Name	Base Salary Value ($)	Short-Term Incentive Value ($)	Benefits Value ($)	Value of Unvested Options, RSUs and PSUs Vested ($)(1)(2)	Total Estimated Incremental Payment ($)(2)(3)
Patrick Godin	1,400,000	1,750,000	210,000	4,759,452	8,119,452
Robert Chausse	1,040,000	936,000	156,000	2,427,396	4,559,396
Yohann Bouchard	1,150,000	1,150,000	172,500	955,316	3,427,816
Ankit Shah	900,000	810,000	135,000	1,675,271	3,520,271
Sean Keating	780,000	468,000	117,000	1,469,676	2,834,676
Total	5,270,000	5,114,000	790,500	11,287,111	22,461,611

(1)	Options values are calculated by subtracting the exercise price of unvested in-the-money Options that would have vested on termination of employment from the closing price of New Gold’s Shares on the TSX on December 31, 2023 of $1.92. PSUs are calculated by multiplying the number of PSUs that would have vested on termination of employment (calculated using actual performance for completed performance periods and assuming maximum performance of 150% for future performance periods) by the closing price of New Gold’s Shares on the TSX on December 31, 2023 of $1.92. RSUs are calculated by multiplying the number of RSUs that would have vested on termination of employment by the closing price of New Gold’s Shares on the TSX on December 31, 2023 of $1.92.
(2)	Due to rounding, some totals may not equal the sum of the separate figures.
(3)	These amounts do not include any salary payable or pro-rata short-term incentive payable to the date of termination of employment. Payment of these amounts may be contingent on signing a release.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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STATEMENT OF DIRECTOR COMPENSATION

Non-executive directors receive a retainer for acting as a director. Executives of New Gold that serve as directors do not receive any additional compensation for acting as directors. New Gold does not pay per-meeting fees. All reasonable expenses incurred by a director in attending meetings of the Board, committee meetings or shareholder meetings, together with all expenses properly and reasonably incurred by any director in the conduct of New Gold’s business or in the discharge of his or her duties as a director, are paid by New Gold.

Each year, the CGNC reviews the compensation provided to non-executive directors and recommends compensation for the ensuing year. Non-executive director compensation is based on, among other things, a review of director compensation at Reference Group companies and other market participants, and other corporate imperatives, and general trends in director compensation. The Board reviews the CGNC’s recommendation regarding non-executive director compensation and makes a final determination.

In 2023, for the period between the 2023 AGM and the Meeting, the Board approved the non-executive director compensation set out in the table below, which was unchanged from the previous year, with directors being required to take 60% of the basic retainer in DSUs and the balance (the “cash-eligible portion”) in either cash or additional DSUs at the election of the director, which election takes place annually after the Meeting. Additional annual retainers for being Chair of the Board or for being chair of a committee may be paid either in cash or DSUs, at the election of the director.

	Total	Required in DSUs	Cash Eligible or DSUs
Basic annual retainer	$200,000	$120,000	$80,000
Additional annual retainer for Chair of the Board	$140,000	-	$140,000
Additional annual retainers for committee chairs Audit Committee Human Resources and Compensation Committee Technical and Sustainability Committee Corporate Governance and Nominating Committee	$35,000 $25,000 $25,000 $15,000	- - - -	$35,000 $25,000 $25,000 $15,000

Richard O’Brien was appointed as a director on March 25, 2024 and, as such, was not a director during 2023 and did not receive compensation during this period, so he is not included in the tables of the Statement of Director Compensation section.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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DIRECTOR COMPENSATION TABLE

The following table provides information regarding compensation paid to New Gold’s non-executive directors during the year ended December 31, 2023.

Name	Annual Retainer - Cash ($)(1)	Annual Retainer - Share-based Awards ($)(2)	Option-based Awards ($)	All Other Compensation ($)	Total ($)
Geoff Chater(3)	80,000	120,000	-	-	200,000
Nick Chirekos(4)	95,000	120,000	-	-	215,000
Gillian Davidson(5)	98,750	120,000	-	-	218,750
Tom McCulley(6)	80,000	120,000	-	-	200,000
Peggy Mulligan(7)	-	225,000	-	-	225,000
Ian Pearce(8)	143,000	204,000	-	-	347,000
Marilyn Schonberner(9)	115,000	120,000	-	-	235,000
Total:	611,000	1,029,000	-	-	1,640,750
(1)	Any cash compensation earned by directors is paid quarterly. Changes to director compensation occur after the annual meeting of shareholders. As a result, the first quarterly payment to directors in a fiscal year is sometimes different from the quarterly payments received by directors in the second, third and fourth quarters. In addition, directors are permitted to elect to change the apportionment of their compensation between DSUs and cash after the annual meeting of shareholders (subject to the requirement to take at least 60% of their basic retainer in DSUs), which may result in additional discrepancies between cash compensation in the first quarter relative to each subsequent quarter of a fiscal year.
(2)	DSU portion of retainer paid following the election of directors at the annual meeting of shareholders. Calculated by multiplying the number of DSUs by the volume weighted average price of Shares on the TSX for the five trading days prior to the grant date (May 9, 2023), which was $1.89.
(3)	Mr. Chater received 63,492 DSUs, 60% of the basic retainer, and received the balance of his retainer in the form of cash payments of $20,000 for each quarter.
(4)	Mr. Chirekos received 63,492 DSUs, 60% of the basic retainer plus 100% of his additional retainer for serving as Chair of the Corporate Governance and Nominating Committee. Mr. Chirekos received the balance of his retainer in the form of cash payments of $23,750 for each quarter.
(5)	Dr. Davidson received 63,492 DSUs, 60% of the basic retainer plus 100% of her additional retainer for serving as Chair of the Technical and Sustainability Committee. Dr. Davidson received the balance of her retainer in the form of cash payments of $20,000 in the first quarter and $26,250 for each quarter after that.
(6)	Mr. McCulley received 63,492 DSUs, 60% of the basic retainer, and received the balance of his retainer in the form of cash payments of $20,000 for each quarter.
(7)	Ms. Mulligan received 119,047 DSUs, 100% of the basic retainer plus 100% of her additional retainer for serving as Chair of the HRCC in the form of DSUs.
(8)	Mr. Pearce received 107,936 DSUs, 60% of the basic retainer plus 40% of his additional retainer for serving as Chair of the Board. Mr. Pearce received the balance of his retainer in the form of cash payments of $41,000 in the first quarter and $34,000 for each quarter after that.
(9)	Ms. Schonberner received 63,492 DSUs, 60% of the basic retainer plus 100% of her additional retainer for serving as Chair of the Audit Committee. Ms. Schonberner received the balance of her retainer in the form of cash payments of $28,750 for each quarter.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Director Equity Ownership Guidelines

The Company’s Equity Ownership Guidelines are applicable to all directors. The Equity Ownership Guidelines align the interests of directors with those of shareholders by mandating a minimum value of New Gold equity that directors must hold as follows:

•	Non-executive directors: 5x the cash eligible portion of the basic retainer paid for acting as a non-executive director.
•	Chair of Board: 5x the cash eligible portion of the basic retainer plus 5x the additional retainer as Chair.

For purposes of measuring compliance with the Equity Ownership Guidelines, Shares are valued at the greater of the Market Price on the TSX as of the measurement date (defined as the volume weighted average price of the five days prior to the date of measurement) and the purchase price paid for the Shares, and DSUs are valued at the greater of the Market Price on the measurement date and the closing price on the date of grant.

Directors have three years from the date on which they became a director to satisfy these guidelines. All of the directors standing for re-election meet the requirement. Richard O’Brien will have until March 25, 2027 to meet the requirement. The number and value of Shares and DSUs held by directors standing for re-election compared to the equity ownership requirement as measured at December 31, 2023 is set out below.

Name	Shares Held	DSUs Held	Total Value of Shares and DSUs	Equity Ownership Requirement	Date to Meet
Nick Chirekos	-	366,452	$749,548	$400,000	Meets requirement
Gillian Davidson	-	544,592	$1,138,170	$400,000	Meets requirement
Tom McCulley	-	209,278	$435,162	$400,000	Meets requirement
Peggy Mulligan	-	644,580	$1,342,087	$400,000	Meets requirement
Ian Pearce	27,200	800,779	$1,944,298	$1,100,100	Meets requirement
Marilyn Schonberner	-	515,274	$1,160,474	$400,000	Meets requirement

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Deferred Share Unit Grants

The following table provides information regarding the option-based and share-based awards for each non-executive director outstanding as at December 31, 2023, which for directors are in the form of DSUs that form part of a director’s retainer.

Outstanding Share-Based Awards and Option-Based Awards as at December 31, 2023

Name	Grant Date	Option-based Awards				Share-based Awards
		Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)	Number of DSUs (#)	Market Value of DSUs ($)
Geoff Chater	May 17, 2021	-	-	-	-	54,794	105,204
	May 13, 2022	-	-	-	-	72,727	139,636
	May 9, 2023	-	-	-	-	63,492	121,905
Nick Chirekos	June 7, 2019	-	-	-	-	107,698	206,780
	June 23, 2020	-	-	-	-	67,741	130,063
	May 17, 2021	-	-	-	-	54,794	105,204
	May 13, 2022	-	-	-	-	72,727	139,636
	May 9, 2023	-	-	-	-	63,492	121,905
Gillian Davidson	May 1, 2018	-	-	-	-	29,070	55,814
	May 8, 2019	-	-	-	-	180,326	346,226
	June 23, 2020	-	-	-	-	129,032	247,741
	May 17, 2021	-	-	-	-	54,794	105,204
	May 13, 2022	-	-	-	-	87,878	168,726
	May 9, 2023	-	-	-	-	63,492	121,905
Tom McCulley	May 17, 2021	-	-	-	-	73,059	140,273
	May 13, 2022	-	-	-	-	72,727	139,636
	May 9, 2023	-	-	-	-	63,492	121,905
Peggy Mulligan	May 1, 2018	-	-	-	-	29,070	55,814
	May 8, 2019	-	-	-	-	171,310	328,915
	June 23, 2020	-	-	-	-	122,580	235,354
	May 17, 2021	-	-	-	-	66,210	127,123
	May 13, 2022	-	-	-	-	136,363	261,817
	May 9, 2023	-	-	-	-	119,047	228,570
Ian Pearce	May 10, 2016	-	-	-	-	13,369	25,668
	May 16, 2017	-	-	-	-	50,481	96,924
	May 1, 2018	-	-	-	-	49,003	94,086
	May 8, 2019	-	-	-	-	265,981	510,684
	June 23, 2020	-	-	-	-	114,193	219,251
	May 17, 2021	-	-	-	-	93,150	178,848
	May 13, 2022	-	-	-	-	106,666	204,799
	May 9, 2023	-	-	-	-	107,936	207,237
Marilyn Schonberner	August 9, 2017	-	-	-	-	33,954	65,192
	May 1, 2018	-	-	-	-	33,223	63,788
	May 8, 2019	-	-	-	-	189,343	363,539
	June 23, 2020	-	-	-	-	67,741	130,063
	May 17, 2021	-	-	-	-	54,794	105,204
	May 13, 2022	-	-	-	-	72,727	139,636
	May 9, 2023	-	-	-	-	63,492	121,905
(1)	Calculated by multiplying the number of DSUs by the closing price of New Gold’s Shares on the TSX on December 31, 2023 of $1.92. The actual value realized will depend on the price of Shares when the director elects to redeem his or her DSUs after the director leaves the Board.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Value Vested during the Year Ended December 31, 2023

The following table provides information regarding the value of incentive plan awards vested or earned for each non-executive director during the year ended December 31, 2023.

Name	Option-based Awards - Value Vested during the Year ($)	Share-based Awards - Value Vested during the Year ($)(1)
Geoff Chater	-	$120,000
Nick Chirekos	-	$120,000
Gillian Davidson	-	$120,000
Tom McCulley	-	$120,000
Peggy Mulligan	-	$225,000
Ian Pearce	-	$204,000
Marilyn Schonberner	-	$120,000
(1)	DSUs vest on date of grant, however, they are redeemed and payable after a director leaves the Board. Calculated by multiplying the number of DSUs by the volume weighted average price of Shares on the TSX for the five trading days prior to the grant date (May 9, 2023), which was $1.89.

Options Exercised during the Year Ended December 31, 2023

There were no Options exercised by non-executive directors during 2023.

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Deferred Share Unit Plan

The Company’s deferred share unit plan (“DSU Plan”) is intended to strengthen the alignment of interests between its non-employee directors and shareholders by linking a portion of annual director compensation to the future value of New Gold’s Shares. It is administered by the CGNC.

A DSU is a notional share-based unit that has the same value as one Share and is subject to adjustment for normal anti-dilution events, but which is not paid out until the recipient ceases to be a director. Generally, a director must receive at least 60% of his or her retainer in the form of DSUs. The number of DSUs granted to a director is determined by dividing the amount of compensation to be taken as DSUs by the Market Price on the day of grant, being the volume weighted average price on the TSX of the five business days immediately preceding the date of grant. If a director leaves the Board prior to the next annual meeting of shareholders for any reason other than due to death, disability or dismissal following a Change of Control, then the DSUs for that year redeemable upon leaving the Board will be reduced pro rata to reflect the length of time served. However, in the event of death, disability or dismissal following a Change of Control, no such pro rata reduction will occur. Pursuant to the terms of the DSU Plan, a director leaving the Board must provide written notice to New Gold of their requested Redemption Date (as defined in the DSU Plan), which must be a date within twelve months of the Separation Date (as defined in the DSU Plan). If a director leaving the Board fails to provide a selected Redemption Date, the Redemption Date shall be deemed to be the date that is twelve months after the Separation Date.

During the year ended December 31, 2023, an aggregate of 544,443 DSUs were granted to directors. 433,602 DSUs were redeemed by Jim Gowans for a payment of approximately C$641,731 on November 6, 2023 after he ceased to be a director on May 9, 2023. As at March 15, 2024, there are an aggregate of 3,276,202 DSUs outstanding under the DSU Plan.

Loans to Directors

The Company does not make personal loans or extensions of credit to its directors or NEOs. There are no loans outstanding from the Company to any of its directors or NEOs.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Sustainability

New Gold’s Sustainability Strategy is comprised of three anchors and four focus areas under such anchors:

In 2021, New Gold publicly released its 2030 Sustainability Strategy outlining the goals and objectives for the four focus areas. In 2022, New Gold publicly released its annual Sustainability Report on developments relating to the four focus areas as well as its inaugural Task Force for Climate-related Financial Disclosures (“TCFD”) Report outlining four areas for New Gold’s climate approach - strategy, risk, governance and metrics and targets. In 2023, New Gold continued to adapt its sustainability efforts to align with the most pressing environmental, social and governance topics facing the mining industry and released its annual Environmental, Social and Governance Report (formerly, the Sustainability Report).

Whether through the introduction of new policies, the annual review of its existing policies, or New Gold’s decision to measure itself against and report in line with numerous evolving standards and metrics, New Gold values the importance of proper governance to help ensure its sustainability and ESG related goals are met.

New Gold’s Sustainability Strategy is overseen by the Board and its committees, with the Technical and Sustainability Committee providing overall guidance to support the Board and providing direction to Senior Management.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Some of New Gold’s Sustainability achievements in 2023 are summarized below:

Environment		Social		Governance

•	With commissioning of final dewatering wells, completed major activities for the New Afton Tailings Storage Facility (NATSF) stabilization project.	•	Rainy River achieved one year and over 2 million hours lost time injury-free.	•	Water Stewardship protocol included on the Company Scorecard, with New Afton and Rainy River both achieved AAA ratings for this protocol.
•	New Afton commissioned twelve evaporators as part of NATSF stabilization for C-Zone mining.	•	New Afton won JT Ryan Award for safest mine in British Columbia and the Yukon.	•	External Implementation Audit completed on Rainy River Environmental Management System, identifying that it is fully operational and operating as intended.
•	Performance of New Afton Thickened and Amended Tailings exceeded design density and strength targets.	•	Recorded the lowest consolidated TRIFR for New Gold.
•	Rainy River completed an extended tailings dam construction, and raised the Tailings Management Area (TMA) dam by 2 metres.	•	Updated and introduced policies to meet changing needs of workforce (e.g. Spiritual, Cultural and Religious Leave, Flexible Workplace and Pregnancy and Paternity Leave).
•	Rainy River and New Afton implemented operational water balance models to improve water management forecasting and opportunities for water stewardship.	•	The Todos por Cerro San Pedro Fondacion has now helped over 2,700 people since 2019.
•	Released the Journey of Responsible Closure Cerro San Pedro Closure Report.	•	Increased overall representation of women and Indigenous employees in workforce.

Environment

New Gold’s key environmental areas of focus are climate action, water management and tailings management. In 2021, New Gold completed a TCFD gap and readiness assessment to support the development of a climate action strategy with a target of a 30% reduction in Scope 1 and Scope 2 GHG emissions by 2030, using 2020 GHG emissions as a baseline (the “2030 Target”), and used the results from that assessment to form the basis for its inaugural TCFD Report. In 2022, in line with TCFD governance recommendations, New Gold established and implemented a company-wide Climate Committee, which reviews climate risks and reduction opportunities and discusses progress on the 2030 Target, among other things. In 2023, in line with TCFD governance recommendations, New Gold completed a TCFD-aligned Climate Change Risk Assessment by evaluating the financial impact of climate change.

Another priority for the Company is water management and stewardship as water is a key resource for New Gold’s operations. Rainy River made improvements to water management in 2023, in response to flooding events which occurred in 2022. Works included increasing diversions around the Tailings Management Area and Open Pit, increasing clean water discharge capacity and increasing water treatment capacity. Rainy River and New Afton both updated their operational water balance models to improve forecasting and prediction of water events. Interdisciplinary Water Teams have been established at both sites which meet regularly to assess water management risks and possible opportunities to further support operations.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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New Gold’s tailings management practices follow the Mining Association of Canada’s TSM Tailings Management Protocol and also adhere to those of the Canadian Dam Association. Rainy River and New Afton both achieved AAA ratings for the TSM Tailings Management Protocol in 2023 New Gold’s Independent Tailings Review Board, which is comprised of four independent experts and provides input with respect to tailings management at New Gold’s operations and projects, met twice to review tailings management practices at both the New Afton Mine and the Rainy River Mine. Teams at each site work to manage and monitor New Gold’s tailings facilities.

Social

The Company’s social priorities continue to be Indigenous inclusion, community engagement, diversity, equity and inclusion and health and safety. Supporting greater Indigenous inclusion through procurement, engagement and employment and training is key to the success of New Gold’s operations. New Gold tracks impact benefit agreement (“IBA”) implementation and commitments on a regular basis to maintain the building blocks of its relationships and to continue to build trust with Indigenous communities

As part of the Company’s community engagement efforts, New Gold invests in surrounding communities through its Community Investment Program, which funds the most crucial needs, as determined by those communities. New Gold aligns its community investments to the Sustainability Strategy to support objectives and the well-being of the surrounding communities. In 2023, New Gold invested in educational and healthcare needs.

Employees across the Company participated in activities to increase knowledge and understanding of the significance of truth and reconciliation. At Rainy River, employees highlighted stories from survivors and attended community events and ceremonies. Employees also attended crew meetings across site to share their personal experiences with truth and reconciliation and collected donations for a local resource centre. At New Afton, Secwépemc storyteller Kenthen Thomas from the Neskonlith Indian Band shared a Secwépemc story, or Stsepetkwll, for employees at the site. At the Corporate office, employees attended a short documentary screening that detailed the impacts of the discovery of the remains of 215 children at the former Kamloops Residential School.

Diversity, equity and inclusion continue to be a key area of focus across the business and is embedded in New Gold Values. The Company understands the importance of holding itself accountable and regularly tracks new hires, transfers, successors and promotions for under-represented groups. These results can be attributed to the dedicated efforts across the organization in prioritizing diversity, equity and inclusion. New Gold continues to partner with the Mining Industry Human Resources Council and it is required that all new hires attend mandatory diversity training.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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New Gold also continues to prioritize the health, safety and the well-being of its people. The Company’s health and safety (“H&S”) teams continually develop, review and maintain safety procedures that align with best practices in the industry in pursuit of zero harm and to ensure that its employees work and return home to their families safely every day. In 2022, New Gold implemented an H&S strategy focusing on improvement in three key pillars: health and safety management system standardization; employee empowerment; and visible felt leadership. Both overarching the H&S strategy generally and to support the employee empowerment and visible felt leadership pillars, the Company implemented the Courage to Care campaign. Courage to Care is a safety program centered on a safe work culture and individual responsibility for health and safety performance across the organization and a communication program to empower both frontline employees in making safe decisions and leaders in guiding their daily discussions, employee interactions and decision-making processes. The Courage to Care campaign can be best summarized in three key messages: We never compromise on safety; We look out for one another; and We stop work if it’s not safe. Through the Courage to Care roll out, New Gold has seen an improved H&S culture across the Company in both 2022 and 2023, with the lowest consolidated TRIFR recorded for New Gold reached in 2023. The Company’s results for TRIFR and certain other metrics for 2023 are in the table below. The Company tracks and reports these metrics as indicators of the effectiveness of its H&S initiatives.

Longest Lost Time Injury-Free Period in 2023(1)
New Afton	1,063,275
Rainy River	2,400,217
Cerro San Pedro	116,603
(1) In number of hours

2023 Results	New Afton	Rainy River	Cerro San Pedro	New Gold Consolidated
TRIFR	0.76	0.83	0	0.80
Total Recordable Injury	7	10	0	17
Restricted Duty Injury	1	3	0	4
Medical Aid Injury	5	7	0	12
First Aid Injury	67	110	0	177
Total Hours Worked	1,830,412	2,400,217	116,603	4,347,232

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Governance

In order to ensure its sustainability related goals are met, New Gold has put a number of governance related measures in place, which are reviewed regularly and supplemented as needed. Based on these regular reviews, the following policies have been updated by New Gold in 2023, among others:

As set out in its Charter, the Technical and Sustainability Committee is responsible for overseeing the Company’s Sustainability Strategy and objectives, including health, safety, people, the environment and relations with communities and Indigenous peoples.

In addition to formal corporate governance policies and charters, New Gold has drawn upon the expertise of its people. The Company has established certain site-specific and Company-wide governance measures, such as the Independent Tailings Review Board, the recently introduced Climate Committee, the Diversity and Inclusion Committee, site Interdisciplinary Water Teams and the Joint Occupational Health and Safety Committee, with management and/or the Board receiving regular updates on progress. All sites have dedicated community relations teams to regularly interface with nearby communities to identify impacts, risks and opportunities for local communities and Indigenous peoples. Results of this work are also shared with the Technical and Sustainability Committee.

New Gold reviews its enterprise risk management (“ERM”) program to ensure inclusion of sustainability risks (for more information on New Gold’s ERM program see “Risk Oversight and Management” on page 88). Moreover, governance structures for sustainability related topics are reviewed by the Technical and Sustainability Committee, the corporate office and mine sites. As part of its ERM program, possible risks are reviewed and discussed regularly at both the management and Board level.

In executing against its ESG initiatives, the Company measures itself against the several TSM protocols, including those for tailings, water and Indigenous and Community Relations. ESG goals also form an important part of the Company Scorecard that is used to determine short term incentives. The Company reports against the Sustainability Accounting Standards Board (SASB), the United Nations Sustainability Development Goals (“UN SDGs”), and the Local Procurement Reporting Mechanism. In 2022, the Company also started reporting against the TCFD as described above.

More information on New Gold’s approach to sustainability can be found at sustainability.newgold.com and in New Gold’s annual Environmental, Social and Governance Report (formerly, the Sustainability Report).

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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CORPORATE GOVERNANCE PRACTICES

New Gold has designed and implemented its corporate governance structure with a view to ensuring that its business and affairs are managed and overseen in furtherance of its mission - to be Canada’s leading intermediate gold producer, driving responsible and profitable mining in a way that creates sustainable enduring value for New Gold’s shareholders, stakeholders and the environment. National Policy 58-201 - Corporate Governance Guidelines (the “Corporate Governance Guidelines”) and National Instrument 58-101 - Disclosure of Corporate Governance Practices, along with other applicable regulatory requirements, form the regulatory framework for New Gold’s corporate governance practices. As a result, New Gold’s corporate governance practices have been, and continue to be, in compliance with applicable Canadian and United States regulatory requirements. New Gold also monitors developments and evolving best practices in Canada and the United States to ensure that its governance policies and practices continue to evolve so as to best serve the Company’s mission.

As the overall steward for New Gold’s business, the Board has adopted a formal written mandate (the “Board Mandate”) which sets out its goals, duties and responsibilities. The Board fulfills the Board Mandate and its duties to the Company directly and through its committees at regularly scheduled meetings and as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending on the state of New Gold’s affairs and in light of opportunities or risks which New Gold faces. The directors are kept informed of New Gold’s operations at these meetings, as well as through reports and discussions with management on matters within their particular areas of expertise.

The CGNC, which is comprised entirely of independent directors, is responsible for assessing the Board’s performance in fulfilling the Board Mandate. Specifically, the CGNC reviews with the Board, on a regular basis and at least annually, the role of the Board, the Board Mandate, the charters of each of the committees of the Board and the methods and processes by which the Board fulfills its duties and responsibilities. When appropriate, the Board Mandate and committee charters are updated to reflect evolving governance practices.

A copy of the Board Mandate is attached as Schedule B to this Circular. Each of the Board’s standing committees has adopted a formal written charter, copies of which are available on New Gold’s website at www.newgold.com.

The following is a description of New Gold’s corporate governance practices as reported by the CGNC and approved by the Board.

Board of Directors

Composition of the Board of Directors

Independence of the Board

The Board, in consultation with the CGNC, annually reviews the relationship between each director and the Company in order to determine the independence of each director (within the meaning of the Corporate Governance Guidelines). With the assistance of the CGNC, the Board has considered the relationship between the Company and each of the Nominees and has determined that seven of the eight Nominees are independent for the purposes of the Corporate Governance Guidelines.

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Director / Nominee	Relationship	Reason for Non-Independent Status	Tenure with the Board
Patrick Godin	Non-Independent	President and CEO of the Company	1 year
Nick Chirekos	Independent	N/A - no material relationship	5 years
Gillian Davidson	Independent	N/A - no material relationship	6 years
Tom McCulley	Independent	N/A - no material relationship	3 years
Peggy Mulligan	Independent	N/A - no material relationship	6 years
Richard O’Brien	Independent	N/A - no material relationship	Not applicable
Ian Pearce	Independent	N/A - no material relationship	8 years
Marilyn Schonberner	Independent	N/A - no material relationship	7 years

A majority of the Board is comprised of independent directors, and each member of the Board’s committees is independent. In addition, each committee charter provides for access to information respecting the Company and access to the Company’s officers, employees, consultants, external auditors and legal counsel. The committee charters also entitle each committee to engage separate independent counsel and advisors at the expense of the Company, as appropriate.

The Board Mandate provides for in camera sessions of the independent directors at each Board meeting (including special meetings). During the year ended December 31, 2023, the Board held in camera sessions of the independent directors without the presence of management at each of its meetings. In addition, during the year ended December 31, 2023, all of the committees held in camera sessions of the independent committee members without the presence of management at each meeting.

To ensure that the Board as a whole remains appropriately independent of management, the Board has also implemented the following safeguards:

(a)	the Chair of the Board or any two independent directors may call a Board meeting;
(b)	the compensation of the President and Chief Executive Officer is considered in his absence by the HRCC; and
(c)	in addition to the standing committees of the Board, ad hoc committees are appointed from time to time, when appropriate.

Areas of Expertise

The Nominees possess a broad range of skills, experience and the expertise necessary to carry out the Board Mandate and meet the needs of the Company. The Board believes that the following skills are of particular importance in addressing the challenges, risks and opportunities facing the Company:

(a)	mining industry / operations and/or geology;
(b)	capital markets/ finance and/or accounting;
(c)	public company boards and/or corporate governance;

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(d)	Health and Safety (“HS”) / sustainability and/or risk management;
(e)	talent management;
(f)	strategic planning and/or mergers and acquisitions;
(g)	government relations and/or legal matters; and
(h)	capital project management.

The following table shows the areas of experience and expertise that each of the Nominees brings to the Board:

Director	Mining Industry / Operations / Geology	Capital Markets / Finance / Accounting	Public Company Boards / Corporate Governance	HS / Sustainability / Risk Management	Talent Management	Strategic Planning / M&A	Government Relations / Legal Matters	Capital Project Management
Chirekos	✓	✓	✓	✓		✓
Davidson	✓		✓	✓			✓
Godin	✓		✓	✓	✓	✓	✓	✓
McCulley	✓		✓	✓	✓	✓	✓	✓
Mulligan		✓	✓	✓	✓	✓	✓	✓
O’Brien	✓	✓	✓	✓	✓	✓		✓
Pearce	✓		✓	✓	✓	✓		✓
Schonberner		✓	✓	✓	✓	✓		✓

Other Public Company Directorships/Committee Appointments

The Company recognizes that there is value in a director serving on the boards of other companies, so long as this service does not give rise to a conflict with the Company’s interests. A director’s acceptance of additional positions as a corporate director is therefore subject to the prior notification of the Board through either the Chair of the Board or the Chair of the CGNC.

The following table provides details of the directorships and committee appointments held by the Nominees at other public companies as at the date of this Circular. None of the directors and/or Nominees of New Gold serve together as directors on the boards of other public companies. This is consistent with New Gold’s Board Guidelines on Term Limits, Retirement, Over-Boarding and Board Interlocks (“Board Guidelines”), adopted on February 18, 2021, which do not permit board interlocks except in exceptional circumstances that have been considered by the CGNC and approved by the Board.

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Director	Other Public Company Directorships	Other Public Company Committee Appointments
Nick Chirekos	Metallus Inc. (since 2022)	• Audit Committee
	Peabody Energy Corporation (since 2017)	• Chair of Audit Committee • Nominating and Corporate Governance Committee
Gillian Davidson	Horizonte Minerals Plc. (since 2022)	• Chair of Sustainability and ESG Committee • Audit and Risk Committee
	Lundin Gold Inc. (since 2021)	• Chair of Sustainability Committee
	Central Asia Metal Limited (since 2019)	• Chair of Sustainability Committee • Technical Committee
Patrick Godin	None	None
Tom McCulley	None	None
Peggy Mulligan	Canadian Western Bank (since 2017)	• Risk Committee • Audit Committee
Richard O’Brien	Saudi Arabian Mining Co. (since 2017)	• Executive Committee • Nominations and Remunerations Committee
	Xcel Energy Inc. (since 2012)	• Chair of Finance Committee • Compensation, Governance and Nominations Committee
	Vulcan Materials Co. (since 2008)	• Audit Committee • Safety, Health and Environment Committee
Ian Pearce	NextSource Materials Inc. (since 2021)	• Audit Committee • Governance Committee
• Sustainability Committee
	Northland Power Inc. (since 2020)	• Audit Committee
• Governance and Nominations Committee
	Metso Corporation (since 2015)	• Audit and Risk Committee
Marilyn Schonberner	Wheaton Precious Metals Corp. (since 2018)	• Chair of Audit Committee • Human Resources Committee

The Board Guidelines also provide that, as a general rule, each non-management director may not serve on more than three other public company boards of directors unless the Board determines it is in the best interests of the Company to exempt a director from this guideline.

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair and may enhance the ability of such directors to effectively serve on New Gold’s Audit Committee. However, in light of the workload associated with being a member of a public company audit committee, the Company’s Board Guidelines provide that Audit Committee members should not sit on the audit committees of more than two other public companies.

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Position Descriptions

The Board has developed a written position description for the Chair of the Board and the chair of each Board committee as detailed in the Board Mandate. In addition to the Board Mandate, the chair of each Board committee acts within the parameters set by their respective committee charters. The Board has also developed a written position description for the President and Chief Executive Officer. A brief description of the roles of the President and Chief Executive Officer and the Chair of the Board is set out below.

President and Chief Executive Officer

The President and Chief Executive Officer’s role is to provide leadership and overall management of the Company’s operations, including fostering a high performance culture consistent with New Gold’s values, and to act as a key corporate representative in dealing with shareholders, analysts, the government and other stakeholder groups. Among other things, the President and Chief Executive Officer’s responsibilities include:

(a)	developing, with input from the Board, and executing the Company’s strategic plan;
(b)	establishing current and long-term objectives, and periodic business, capital and operating plans and budgets;
(c)	overseeing all of New Gold’s operations and business activities;
(d)	developing and maintaining an effective organizational structure;
(e)	ensuring the principal business risks and controls of the Company are identified and managed, and overseeing the implementation of effective control, monitoring and performance standards and systems;
(f)	engaging with the Chair of the Board, and the chair of each Board committee on key matters that require Board approval, and providing timely information to the Board and its committees to enable them to effectively discharge their obligations; and
(g)	making recommendations to the Board on salary, bonuses and long-term incentive amounts for the officers, and equity-based compensation for employees.

Chair of the Board

The Board has appointed Ian Pearce, an independent director, as its Chair. He works closely with the standing committees of the Board on matters relating to compensation, finance, strategy and corporate governance. The Chair of the Board provides leadership and advice to directors in discharging their duties, including by, among other things, promoting cohesiveness among the directors, ensuring that the responsibilities of the Board and its committees are well understood and carried out by the directors, and communicating with directors between meetings.

The Chair of the Board assists the Board in discharging its stewardship function, including by:

(a)	presiding over all meetings of shareholders of the Company;
(b)	together with the Chair of the CGNC, reviewing the committees of the Board, and the composition and chairs of such committees;

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(c)	together with the Chair of the CGNC, ensuring that the Board, committees of the Board, individual directors and senior management of New Gold understand and discharge their duties and obligations under New Gold’s system of corporate governance; and
(d)	consulting with committee chairs and overseeing and monitoring the work of committees of the Board.

In connection with meetings of the directors, the Chair of the Board is responsible for the following:

(a)	scheduling meetings, including in camera sessions;
(b)	coordinating with the chairs of the committees of the Board to schedule meetings of the committees;
(c)	coordinating the appointment of ad hoc or special committees of the Board as and when required;
(d)	reviewing items of importance for consideration by the Board;
(e)	ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of New Gold;
(f)	setting the agenda for meetings of the Board;
(g)	monitoring the adequacy of materials provided to the directors by management in connection with the directors’ deliberations, including the Board’s access to appropriate members of management and employees as required or appropriate;
(h)	acting as the principal liaison between the Board and the Chief Executive Officer;
(i)	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;
(j)	presiding over meetings of the directors, including in camera sessions of the independent directors; and
(k)	encouraging free and open discussion at meetings of the Board.

Committees of the Board

The Board has the following four standing committees:

(a)	the Audit Committee;
(b)	the Human Resources and Compensation Committee ;
(c)	the Corporate Governance and Nominating Committee; and
(d)	the Technical and Sustainability Committee.

Each committee reports directly to the Board.

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The current membership of each standing committee of the Board is set out in the table below. From time to time, when appropriate, ad hoc committees of the Board may be established by the Board.

Board Committee	Committee Members	Status
Audit Committee	Marilyn Schonberner (Chair)	Independent
	Geoff Chater(1)	Independent
	Peggy Mulligan	Independent
Human Resources and Compensation Committee	Peggy Mulligan (Chair)	Independent
	Nick Chirekos	Independent
	Tom McCulley	Independent
Corporate Governance and Nominating Committee	Nick Chirekos (Chair)	Independent
	Gillian Davidson	Independent
	Marilyn Schonberner	Independent
Technical and Sustainability Committee	Gillian Davidson (Chair)	Independent
	Geoff Chater(1)	Independent
	Tom McCulley	Independent
(1)	Mr. Chater is not standing for re-election at the Meeting. The Company intends to appoint a third member to the Audit Committee to replace Mr. Chater as soon as possible.

Audit Committee

The Audit Committee is comprised of three directors who satisfy the independence, financial literacy and experience requirements prescribed by National Instrument 52-110 - Audit Committees, U.S. Sarbanes-Oxley Act of 2002 and Rule 10A-3 under the Securities Exchange Act of 1934. The overall purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to accounting, auditing, financial reporting and internal control processes by, among other things: (i) ensuring the integrity of the financial statements and financial reporting of the Company; (ii) overseeing compliance with related legal and regulatory requirements; (iii) ensuring the overall adequacy and maintenance of the systems of internal controls and disclosure controls and procedures that management has established; and (iv) maintaining overall responsibility for the Company’s external and internal audit processes, including the external auditor’s qualifications, independence and performance.

Further information regarding the Audit Committee is contained in New Gold’s latest AIF under the heading “Audit Committee”, and a copy of the Audit Committee charter is attached as a schedule to the AIF. The AIF is available under New Gold’s profile on SEDAR+ at www.sedarplus.ca.

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Human Resources and Compensation Committee

As described under the heading “Statement of Executive Compensation - Composition and Role of the Human Resources and Compensation Committee” on page 31, the HRCC is comprised of three independent directors. Its overall purpose is to assist the Board in fulfilling its oversight responsibilities with respect to human capital, human resources and compensation matters, including: (i) establishing and monitoring guidelines and practices with respect to compensation and benefits provided by the Company to its employees; (ii) overseeing the Company’s equity-linked compensation plans for employees; (iii) ensuring the human resources strategy supports execution of the Company’s strategic plan; and (iv) monitoring the Company’s significant policies, programs and practices related to human resources, including recruitment, training, development, career planning, performance management, succession planning and corporate culture.

Corporate Governance and Nominating Committee

The CGNC is comprised of three independent directors. Its overall purpose is to assist the Board in fulfilling its oversight responsibilities with respect to corporate governance matters, including: (i) providing a focus on corporate governance that will enhance corporate performance and the long term viability of the Company; (ii) assisting the Company in carrying out its corporate governance responsibilities under applicable laws and stock exchange requirements; (iii) establishing criteria for Board and committee membership, making recommendations with respect to the composition of the Board and its committees and, as circumstances arise, assessing director performance; (iv) assisting the Board in its overall oversight of the adequacy and effectiveness of the Company’s enterprise risk management framework and program; and (v) establishing a process for the identification, selection and nomination of new directors when vacancies arise.

Technical and Sustainability Committee

The Technical and Sustainability Committee is comprised of three independent directors, each of whom has a strong operational or sustainability background. The overall purpose of the Technical and Sustainability Committee is to assist the Board in fulfilling its oversight responsibilities with respect to major technical and operational matters and the Company’s Sustainability Strategy and objectives, including: (i) reviewing and monitoring the policies and activities of the Company as they relate to operations and production; (ii) overseeing exploration activities and mineral reserve and resource estimates; and (iii) overseeing the Company’s Sustainability Strategy and objectives, including health, safety, the environment, human rights and relations with communities and Indigenous peoples.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year and as otherwise required. The Board committees each meet on a quarterly basis, or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of each meeting agenda depend on the business and affairs that New Gold faces from time to time. Directors may also attend informal updates by management from time to time where no formal business is conducted. During 2023, the Board met nine times, the Audit Committee met four times, the HRCC met six times, the CGNC met four times and the Technical and Sustainability Committee met five times. Below are details regarding director attendance at Board and committee meetings held during the year ended December 31, 2023. It is also noted that the directors generally attend all committee meetings held in conjunction with Board meetings; however, the attendance table below only reflects attendance at meetings for which the director was required to attend as a committee member.

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Director(1)	Board	Audit Committee	Human Resources and Compensation Committee	Corporate Governance and Nominating Committee	Technical and Sustainability Committee	Total Board/ Committee Attendance
Geoff Chater	9 of 9	4 of 4	-	-	5 of 5	18 of 18 (100%)
Nick Chirekos	9 of 9		6 of 6	4 of 4	-	19 of 19 (100%)
Gillian Davidson	9 of 9	-	-	4 of 4	5 of 5	18 of 18 (100%)
Patrick Godin	9 of 9	-	-	-	-	9 of 9 (100%)
Tom McCulley	9 of 9	-	6 of 6	-	5 of 5	20 of 20 (100%)
Peggy Mulligan	8 of 9	4 of 4	6 of 6	-	-	18 of 19 (95%)
Ian Pearce	9 of 9	-		-	-	9 of 9 (100%)
Marilyn Schonberner	9 of 9	4 of 4	-	4 of 4	-	17 of 17 (100%)
(1)	Attendance by each director at Board and committee meetings is based on the number of meetings held during the period of the year during which the director was a member of the Board and/or the applicable committee.

As set out in the Board Mandate, Board members are expected to: attend all meetings of the Board in person or by telephone or other electronic communications device that permits all members in the meeting to speak and to hear each other; to devote the necessary time and attention to the work of the Board; and to have reviewed Board materials in advance and be prepared to discuss such materials.

Board and management Diversity

New Gold recognizes the benefits of having a diverse Board and management group and seeks to increase diversity amongst its directors and management. To this end, New Gold has adopted a written Diversity Policy, the objective of which is to increase diversity at both the Board and management levels. Three of the eight Nominees (38%) to the Board are female. Also, two members of New Gold’s ten-member management team (20%) are female and two members (20%) meet other diversity criteria set out in the Diversity Policy.

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Category	March 2024		March 2023		March 2022
	Number Percentage		Number	Percentage	Number	Percentage
Board of Directors	3 of 9	33%	3 of 9	33%	3 of 9	33%
Management Team	2 of 10	20%	2 of 6	33%	2 of 7	28.5%

At the Board level, the Diversity Policy requires the Board and the CGNC to consider the benefits of diversity, and the diversity of Board members, in reviewing Board succession, composition and assessing Board effectiveness. The Diversity Policy includes a gender diversity target of 30%, which the Board currently meets. It further provides that all Board appointments will be made on merit, based on the skills, experiences, functional expertise, independence, knowledge and personal and other qualities that the Board as a whole requires to be effective, with due regard to the benefits of diversity (including the level of representation of women and people of diverse race and ethnicities on the Board). The Diversity Policy includes an annual review of the level of representation of women and other diverse candidates on the Board, and the effectiveness of the Diversity Policy, which is assessed based on the number of female and other diverse candidates identified, the number of such candidates that advance in the director selection process and the number that are ultimately appointed or nominated to the Board. When identifying new candidates to recommend for appointment or election to the Board, the Diversity Policy requires the Board (or the CGNC) to consider engaging qualified external advisors to conduct a search for candidates that meet the Board’s criteria. If external advisors are engaged, they will be instructed to put forward a diverse selection of candidates, including female, Indigenous and other visible minority candidates as well as those with disabilities or who identify as LGBTQ+. In the upcoming years, the Board intends to nominate or appoint at least one racially or ethnically diverse director.

At the senior management level, New Gold does not have a gender diversity target as in evaluating and considering candidates, New Gold will, among other things, (a) consider only candidates who are highly qualified based on their experience, knowledge, personal skills and qualities; (b) consider diversity criteria including gender, race, ethnicity, age, religion, sexual orientation and disability; (c) consider the level of diversity in senior leadership positions; and (d) when appropriate, engage qualified external advisors to conduct a search for candidates who meet New Gold’s skills and diversity criteria to help achieve greater diversity in senior management. New Gold also participates in the International Women in Mining mentoring program that provides mentoring opportunities for female staff across the organization and also provides female corporate employees with membership in Women in Mining Toronto.

New Gold will continue to implement its Diversity Policy such that all Board and senior management appointments will be made based on merit, having regard to the skills, experience, independence, knowledge and other qualities that the Board and senior management as a whole require to be effective, with due regard for the benefits of diversity, including gender, race, ethnicity, age, religion, sexual orientation and disability.

The CGNC and the Board will continue to consider evolving corporate governance and diversity practices among other issuers and in other jurisdictions as they develop, with a view to ensuring that New Gold maintains its track record of gender diversity and its practices continue to be representative of sound corporate governance practices.

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In 2021, New Gold formally implemented a company-wide Anti-Racism Policy and in 2022, implemented a Company-wide Diversity, Equity and Inclusion Policy to support diversity and inclusion in the Company. For more details on New Gold’s Anti-Racism Policy and Diversity, Equity and Inclusion Policy, see “Sustainability” above.

Board of Directors Governance

Director Term Limits and Retirement

The Board adopted the Board Guidelines which set out, among other things, general principles by which the Board will approach term limits for directors.

The Board seeks to bring fresh thinking and new perspectives to the Board while maintaining an appropriate degree of continuity. In furtherance of these objectives, the Board will generally not nominate for re-election any non-management director if the director will have completed ten years of service as a member of the Board or will have attained the age of 72, in each case, on or prior to the date of the election as to which the nomination relates. However, if the Board nominates a person who is older than 65 years of age, that person may be permitted to serve for at least seven years, regardless of their age. There should be no expectation that a director will serve on the Board for the periods contemplated by these guidelines.

Notwithstanding the foregoing, the Board may exercise discretion to exempt a director from the term and retirement age guidelines set out in these Board Guidelines where it determines, in the exercise of its fiduciary duty, that granting such an exemption is in the best interests of the Company. The current average term of the Company’s directors is approximately four years and the average age of New Gold’s directors is approximately 62.

Orientation and Continuing Education

In connection with its formal onboarding process, the Board, together with the Chair of the CGNC, is responsible for ensuring that new directors are provided with an orientation and education program. The orientation and education program includes, among other things, providing the director with information about the duties and obligations of directors and the business and operations of the Company, as well as a number of different documents, such as the Company’s Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, constating documents, most recent ESG Report and minutes and other documents from recent Board and committee meetings.

With respect to ongoing director education, the Chair of the CGNC, in conjunction with the Chair of the Board, is responsible for ensuring that:

(a)	all directors receive updates to Company policy documents and information related to changes to applicable laws and stock exchange requirements, including major public policy and regulatory initiatives relating to the Company’s business;
(b)	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;
(c)	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and
(d)	appropriate funding is available to directors to attend external seminars or conferences relevant to their positions as directors of the Company.
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As part of the Company’s ongoing director education program, the Company conducted the following director education sessions. For each of the education sessions, all directors who were directors at that time attended the education session.

Date	Topic
February 2023	Gold Industry Market Updates
October 2023	Cybersecurity
November 2023	Microinequities: Managing Unconscious Bias

The Board also regularly receives presentations on industry trends from the Company’s auditors in the Company’s Audit Committee meetings, which are generally attended by all directors, and the Company maintains memberships for all directors with the Institute of Corporate Directors, which offers professional development and continuing education programs. New Gold is planning additional director education programs in 2024.

The Board seeks to have an annual site visit to one of the Company’s operations. In July 2023, all of the then current independent directors except Ms. Schonberner and Mr. Chater visited the Rainy River Mine.

The Board has access to such officers and employees of the Company, its external auditors, its legal counsel and to all such information respecting the Company as the Board considers to be necessary or advisable in order to perform its duties and responsibilities. Directors may arrange meetings with officers and employees of the Company, its external auditors and its legal counsel either directly or through the Chair, the President and Chief Executive Officer or the Corporate Secretary. Management provides briefings to directors with respect to the business and operations of the Company at every regularly scheduled Board meeting.

Board and Director Assessments

The CGNC, in conjunction with the Board, is responsible for reviewing, on an annual basis, the Board Mandate and the charter of each Board committee and the methods and processes by which the Board fulfills its duties and responsibilities.

In addition, the CGNC is responsible for administering a Board and director evaluation process, which includes a questionnaire completed by each director and culminates in the Chair of the CGNC delivering a final report with recommendations to the Board. The directors also meet as a group to discuss matters related to Board performance. The questionnaire includes questions on the performance and effectiveness of the Board, the Chair of the Board, Board committees, Board and committee meetings and the Board’s engagement with management. The discussions also elicit additional input on a variety of Board governance matters, including strategic matters overseen by the Board, Board composition, Board diversity and director education programs.

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The process described above is undertaken annually, though given the Board’s small size and active engagement, Board effectiveness is the subject of ongoing discussion among the independent directors.

Nomination of Directors

The CGNC, which is comprised entirely of independent directors, annually identifies, prioritizes and reviews the skills, expertise and other qualities that the Board as a whole should possess. Through this process, the CGNC identifies areas that could be supplemented by new directors relative to the skills, expertise and other qualities of the existing directors. Following this review, the CGNC is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selecting new Board members. While the CGNC has the primary responsibility for identifying prospective Board members, all qualified candidates proposed are considered by the Board.

To encourage an objective nominating process when considering potential Board nominees, the CGNC takes into account a number of factors, which may include, among others, the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of New Gold, the composition of the Board and the degree of diversity (including gender) among the directors, the individual’s direct experience with public companies in general and mining companies in particular, as well as the ability of the candidate’s skills, experience and other qualities to complement those of existing members of the Board.

The CGNC uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:

(a)	The Chair of the Board, the Chair of the CGNC or other members of the Board identify the need to add new Board members, with careful consideration of the mix of skills, experience and other qualities (including diversity and tenure) represented on the Board.
(b)	The CGNC coordinates the search for qualified candidates with input from management and other Board members. To assist in the identification of prospective director candidates, the CGNC may engage qualified external advisors to conduct a search if the CGNC deems such engagement necessary. The search for qualified candidates will be carried out having regard to the Diversity Policy.
(c)	Selected members of the Board will interview prospective candidates. The CGNC may, to the extent it deems appropriate, consult with significant shareholders of the Company or other stakeholders as part of the process of nominating new directors.
(d)	The CGNC will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the shareholders.
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Shareholder Communication and Engagement

In order to allow shareholders to provide timely and meaningful feedback to the Board, the Board has adopted a formal Board Shareholder Communication and Engagement Policy (the “Shareholder Engagement Policy”), which is available on the Company’s website at www.newgold.com. In addition to addressing the Company’s policies with respect to shareholder communications, under the Shareholder Engagement Policy, members of the Board may be authorized to meet with New Gold shareholders, shareholder organizations and governance groups. The intent of these discussions is for the Board to listen to New Gold shareholders and to explain publicly available information. All discussions are subject to the obligation not to make selective disclosure of a material fact or material change. In addition to responding to inbound shareholder requests for meetings, the Company regularly engages in proactive shareholder engagement events with its major shareholders, including by way of roundtable discussions, investor days, roadshows, one-on-one in-person or telephone meetings, virtual meetings or via other forums.

Generally, appropriate topics for discussion between the Board and shareholders may include:

•	Board and committee structure and composition (including diversity, tenure and independence);
•	Board, committee or director performance;
•	Board and executive succession planning;
•	Chief Executive Officer performance;
•	corporate governance practices and disclosure;
•	oversight of the Company’s strategy, environmental, social and sustainability stewardship and risk management framework;
•	general Board oversight (including auditing, audit quality and internal controls);
•	executive compensation; and
•	any shareholder proposals.

The Board member(s) present are required to report to the Chair of the Board on the outcome of any such meetings.

In 2023, the Chairs of the HRCC and CGNC also met with several of the Company’s top shareholders. The meetings covered a wide range of subjects from compensation governance, pay for performance and the use of discretion, to focus on alignment of interests of executives and shareholders. (For more discussion of this shareholder engagement process, see “Say on Pay” on page 36.)

The Board has designated the Corporate Secretary as its agent to receive communications and meeting requests addressed to the Board or any individual director. Communications to the Board from shareholders and other interested parties should be directed to:

Board of Directors of New Gold Inc.
c/o Corporate Secretary
New Gold Inc.
181 Bay Street, Suite 3320
Toronto, Ontario M5J 2T3
Email: general.counsel@newgold.com

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Ethical business conduct

Code of Business Conduct and Ethics

The Company has a written Code of Business Conduct and Ethics (“Code”) for the directors, officers and employees of New Gold and its subsidiaries. The Board most recently reviewed the Code on October 25, 2023. A copy of the Code is posted on New Gold’s website at www.newgold.com.

All directors, officers and employees are expected to comply with and sign off annually on the Code, which reaffirms the Company’s high standards of business conduct. The Code is part of New Gold’s continuing effort to ensure that it complies with all applicable laws, has an effective program to prevent and detect violations of law, and conducts its business with fairness, honesty and integrity.

The Board monitors compliance with the Code generally and reviews the Code on an annual basis to determine whether any changes are necessary or desirable. At least annually, each director is required to certify whether he or she has been in compliance with the Code in respect of his or her role as a director of the Company and whether he or she is aware of any possible violation of the Code that was not raised with the General Counsel or other member of senior management of the Company during the period since the prior certification.

Under the Code, officers and directors of New Gold are expected to report potential violations of the Code involving officers or directors to the Chair of the Audit Committee.

In the unlikely event of a waiver of the Code, any such waiver for a director or executive officer must be approved by the Board (or a designated committee) and such waiver will be disclosed to shareholders as required by applicable law. The Board did not grant any waiver of the Code to any director or executive officer during 2023 or during the past 12 months.

Director Conflicts of Interest and Related-Party Transactions

New Gold has implemented certain procedural safeguards to ensure that any conflicts of interest or related-party transactions are identified and addressed in accordance with its Code and other corporate governance documents and applicable laws. Among the duties of the CGNC set out in its charter, the CGNC is responsible for assessing and managing any actual or perceived conflicts of interest by members of the Board and assessing related-party transactions involving directors. In the event of a conflict of interest or related-party transaction, in addition to the statutory responsibilities of directors to disclose all actual or potential conflicts of interest and generally to refrain from voting on matters in which the director has a conflict of interest or is a related party, a director is required to recuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest, being a related party or which otherwise affects his or her personal, business or professional interest. The Business Corporations Act (British Columbia) does, however, contain certain exemptions for specified situations, including certain contracts or transactions with wholly-owned subsidiaries of New Gold, a contract of indemnity or insurance for the director, and agreements relating to the compensation of the director in his or her capacity as a director, officer or employee of New Gold or an affiliate.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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The Company’s Code also governs conflicts of interest and requires directors, officers and employees of the Company to disclose any relationship that could create, or reasonably be perceived as creating, a conflict of interest. Pursuant to the Code, any actual, apparent or potential conflict of interest involving a director or officer must be reported to the Chair of the Audit Committee. In addition, each year directors are required to complete questionnaires in which they identify the names of their related parties and any existing or potential related-party transactions or conflicts of interest that could be material to New Gold. Where appropriate, the Board can form a committee of independent directors to review any material conflicts of interest or related-party transactions.

Whistleblower Policy

New Gold has adopted a Whistleblower Policy which allows its directors, officers, employees and contractors who feel that a violation of the Code or the Company’s Anti-Bribery and Anti-Corruption Policy has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report their concerns to their immediate supervisor, local Human Resources department, the Chief Executive Officer, the Chief Financial Officer, the General Counsel or to anonymously report such violation to the Chair of the Audit Committee in writing (or to the Chair of the Board if the concern deals with the Chair of the Audit Committee), or through an external hotline service provider, by telephone, by email or online. Concerns are reviewed by the Chair of the Audit Committee in the manner deemed to be appropriate based on the nature and merits of the submission and with the assistance and direction of whomever the Chair of the Audit Committee deems appropriate.

RISK OVERSIGHT AND MANAGEMENT

The Board has responsibility for identifying and understanding the principal risks of the Company’s business. Performance of this obligation is supplemented by the Board’s standing committees, each of which has oversight over the risks related to its mandate and are comprised solely of independent members. Top risks in the Company’s ERM program are presented to the Board on a quarterly basis. In addition, the CGNC reviews and reports to the Board on the overall adequacy and effectiveness of the Company’s ERM framework and program, including management’s programs and processes for identifying, assessing, managing and disclosing identified risks relating to the Company’s business, at least once per year.

New Gold maintains an ERM program aimed at actively identifying, assessing and mitigating the Company’s top risks. Each operating mine has a risk committee that is responsible for maintaining a risk register for the site. Senior management also comprises a corporate risk committee that maintains a corporate risk register. The corporate risk committee also reviews the site risk registers. Each risk register assesses both the likelihood of a risk and the potential consequences, and also identifies mitigation actions. For example, in connection with the growing number of risks and concerns relating to information technology (“IT”) and cyber security, the Company has listed IT and cyber security threats as a risk in its risk register, assessed the potential and likelihood that associated impacts could come to pass, assigned a risk owner for monitoring such risk and identified opportunities and actions for improvement. The Audit Committee reviews the Company’s approach to IT and cyber security on an annual basis. The site and corporate risk committees meet at least once each quarter to assess any changes to the likelihood, consequences or mitigation actions for each risk. Top risks are identified through this process and reported to the Board on a quarterly basis, together with a discussion of strategic opportunities and issues. The CGNC reviews the ERM program once per year as well.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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New Gold assesses sustainability risks, including risks relating to climate change, as part of this ERM program. Through this process, New Gold has adopted a number of initiatives aimed at mitigating sustainability risks which are discussed above under the heading “Sustainability”. As noted above, New Gold also assesses IT and cyber security risks as part of the ERM program. While the Company has not experienced a material IT or cyber security breach, IT and cyber security is a key area of employee training, and the Company has implemented a human focused security and training system that proactively tests and targets users for cyber security awareness and training. In an effort to mitigate any IT or cyber security risks and the impacts thereof, the Company maintains a standalone cyber liability insurance policy and regularly tests its cyber security postures, both internally and via a third-party cyber security specialist, to confirm its security standards and identify areas of improvement in accordance with best practices.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

None of New Gold’s directors, Nominees, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date of this Circular, or has been, during the year ended December 31, 2023, indebted to New Gold or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by New Gold or any of its subsidiaries.

Interest of Certain Persons in Matters to be Acted Upon

Other than the election of directors, none of the following persons have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting: (a) a director or executive officer of New Gold who has held such position at any time since January 1, 2023; (b) each Nominee; or (c) an associate or affiliate of a person listed in (a) or (b).

Interest of Informed Persons in Material Transactions

Since January 1, 2023, no informed person (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) of New Gold, Nominee, or associate or affiliate of any informed person or Nominee, has or had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect New Gold or any of its subsidiaries.

Other Matters

At the time of printing this Circular, management of New Gold does not know of any matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on such matters in accordance with their best judgment.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Additional Information

Additional information regarding New Gold and its business activities, including New Gold’s annual financial statements and related MD&A for its most recently completed financial year, is available on SEDAR+ at www.sedarplus.ca under New Gold’s profile, on the United States Securities and Exchange Commission’s website at www.sec.gov and on New Gold’s website at www.newgold.com. Following the Meeting, the voting results for each item on the proxy will be available on SEDAR+ at www.sedarplus.ca under New Gold’s profile. Shareholders may also contact New Gold by phone at 1-833-324-6018 or by email at info@newgold.com to request copies of these documents, which will be provided free of charge.

DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to the shareholders of New Gold have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

Ian Pearce

Chair of the Board

Toronto, Ontario

March 28, 2024

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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SCHEDULE A - EQUITY COMPENSATION PLANS

New Gold has two equity compensation plans: the Long Term Incentive Plan and the Stock Option Plan. The Company last granted Options on March 4, 2022 and will not grant Options going forward

Long Term Incentive Plan

New Gold’s Long Term Incentive Plan provides for time-based RSU awards and performance-based PSU awards (collectively, “Share Units”) to be granted to employees and eligible contractors of the Company and its affiliates (“Participants”). The Company may not grant Share Units to directors who are not employees or eligible contractors. Employees have a long term incentive target that can be made up of RSUs or a mix of RSUs and PSUs depending on the position. Each year the target amount is granted to such employees without consideration of the employee’s past performance or previous long term incentive grants. RSUs and PSUs are both notional share-based units that have the same value as one share of New Gold on the date of grant. Vested RSUs are paid in cash, and vested PSUs are paid in Shares.

The following is a summary of the principal terms of the Long Term Incentive Plan. Subject to the provisions of the Long Term Incentive Plan, which was last approved by shareholders on May 9, 2023, the Board has the authority to determine the terms, limitations, restrictions and conditions applicable to the grant or vesting of a Share Unit.

Grant, Vesting and Term

Each Share Unit vests on its entitlement date. The Board determines the entitlement date and vesting terms applicable to Share Units at the time of grant but has the discretion to amend the entitlement date after such grant.

The Board has delegated authority to the HRCC to grant individual awards of up to 100,000 RSUs and up to 100,000 PSUs to persons other than officers of the Company. The Board further delegated authority to management to grant individual awards of up to 50,000 RSUs to persons other than officers. The Board has also delegated to management authority to grant awards of RSUs and PSUs to newly hired or promoted employees, other than newly hired officers or employees promoted to an officer role, up to a total grant value of $100,000. Any other grants, including all grants of RSUs and PSUs to officers, require approval of the Board.

RSUs vest on the entitlement date or dates, as determined by the Board in its discretion (subject to acceleration as described below under the heading “Cessation or Acceleration of Share Units”). On an entitlement date, the Company makes a payment to the relevant Participant in cash equal to the five-day volume weighted average price of the Company’s Shares on the TSX for the five trading days preceding the entitlement date multiplied by the number of RSUs vesting.

PSUs vest on the entitlement date, as determined by the Board in its discretion (subject to acceleration as described below under the heading “Cessation or Acceleration of Share Units”). At the time PSUs are granted, the Board makes the vesting of such PSUs subject to performance conditions or measures to be achieved by the Company, the Participant or a class of Participants, before the relevant entitlement date. For PSUs granted in 2023 or earlier (“Historical PSUs”), there is one performance measure - relative shareholder return. For PSUs granted in 2024 and going forward (“New PSUs”), there are two performance measures - relative shareholder return and production.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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The number of Shares to be issued on the entitlement date of the PSUs will vary based on a “PSU Multiplier”. The PSU Multiplier is a percentage that is multiplied by the number of PSUs granted to determine the number of Shares to be issued. For Historical PSUs, relative shareholder return is 100% of the PSU Multiplier. For New PSUs, relative shareholder return is 60% of the PSU Multiplier and production is 40% of the PSU Multiplier. On the entitlement date, a PSU is settled by the issuance of the equivalent number of Shares of New Gold from treasury as the number of PSUs multiplied by PSU Multiplier after taking into account applicable taxes.

Relative Shareholder Return

Relative shareholder return is calculated based on the difference between New Gold’s total shareholder return (“TSR”) and the TSR of the S&P/TSX Global Gold Index (the “Index”) (the “TSR Difference”) (i.e., New Gold’s TSR minus the Index TSR) for each of the four measurement periods described in the table below (“Measurement Periods”). The TSR for each of New Gold and the Index is calculated as the difference between the starting value and the end value of each Measurement Period. The four Measurement Periods are equally weighted in determining the total relative shareholder return for the PSU Multiplier for a particular PSU grant.

Measurement Periods	Percentage Weight of PSU Multiplier
P1: Year one	25%
P2: Year two	25%
P3: Year three	25%
P4: First day of year one to last day of year three	25%

If the TSR Difference is zero (i.e. New Gold’s TSR equals the Index TSR), the PSU Multiplier for that Measurement Period will be 100%. If the TSR Difference is greater than zero (i.e. New Gold’s TSR exceeds the Index TSR) the PSU Multiplier for that Measurement Period will be over 100%. If the TSR Difference is less than zero (i.e. New Gold’s TSR is less than the Index TSR), the PSU Multiplier for that Measurement Period will be less than 100%. The minimum and maximum PSU Multipliers for any Measurement Period are 0% and 200%. The TSR Difference must be at least 50% (i.e., New Gold’s TSR minus Index TSR > 50%) to achieve the maximum PSU Multiplier for a Measurement Period. The TSR Difference must be less than -25% (i.e., New Gold TSR minus Index TSR < -25%) to achieve the minimum PSU Multiplier for a Measurement Period. The PSU Multiplier for other TSR Differences would be determined by linear interpolation. As an example, if New Gold’s TSR is 5% and the Index TSR is 10% then the TSR Difference is -5% and the PSU Multiplier will be 90% for that Measurement Period. The PSU Multiplier for certain TSR Differences are set out in the table below as well as a chart showing the PSU Multiplier for other TSR Differences.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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TSR Difference	PSU Multiplier for Measurement Period
New Gold TSR minus Index TSR < -25%	0%
New Gold TSR minus Index TSR = -25%	50%
New Gold TSR = Index TSR	100%
New Gold TSR minus Index TSR = 25%	150%
New Gold TSR minus Index TSR ≥ 50%	200%

Production

Production will be measured against the three-year guidance released by the Company. For PSUs granted in 2024, it will be measured against the guidance for 2024-2026 released by the Company on February 8, 2024 (See New Gold’s News Release dated February 8, 2024). It will be measured in the same Measurement Periods as relative shareholder return but the periods will have different weights as in the table below.

Measurement Periods	Percentage Weight of PSU Multiplier
P1: Year one	20%
P2: Year two	20%
P3: Year three	20%
P4: First day of year one to last day of year three	40%

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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For the purposes of the production PSU measure to capture gold, copper and silver production in one measure, guidance measures will be converted into gold equivalent ounces at a conversion factor confirmed at the time of grant. Production at the guidance midpoint will equal 100%. Production at the top end of guidance or greater will equal 200%. Production at the bottom end of guidance or lower will equal 0%. Results for production in between these points will be determined by linear interpolation.

Production	PSU Multiplier for Measurement Period
Production ≤ low end of guidance	0%
Production = Guidance	100%
Production ≥ high end of guidance	200%

Adjustments

The Board may, in its discretion, elect to credit each Participant with additional Share Units in the event any dividend is paid on the Shares of New Gold. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been Shares divided by the Market Price of the Shares on the date on which dividends were paid by the Company. Such additional Share Units will vest on the entitlement date of the particular Share Unit (and will be subject to the same terms) to which the additional Share Units relate. If the Long Term Incentive Plan Resolution is approved, the grant of additional Share Units upon payment of dividends will cease to be at the discretion of the Board.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Securities Issuable under the Long Term Incentive Plan

The aggregate number of Shares to be available for issuance in respect of all PSUs granted under the Long Term Incentive Plan will not exceed 1.25% of the Shares issued and outstanding (on a non-diluted basis). To account for the payment of withholding tax, upon the vesting of PSUs, the Company will calculate the applicable withholding tax attributable to such PSUs and will remit such amount directly to the Canada Revenue Agency in return for the surrender and forfeiture by the PSU holder of PSUs in an amount equal to the remittance amount. Only PSUs which would be satisfied in Shares on their entitlement date need to be counted when determining the 1.25% limit on the number of Shares that may be reserved for issuance under the Long Term Incentive Plan. As at March 15, 2024, a total of 6,264,690 PSUs were outstanding under the Long Term Incentive Plan. Assuming a PSU Multiplier of 200% for PSUs granted in 2022, 2023, and 2024, and excluding PSUs that are expected to be cancelled in consideration for the Company paying any applicable withholding tax amount, the maximum number of Shares which would be issued to satisfy PSUs on their entitlement date is 5,826,162 which represents 0.85% of the number of issued and outstanding Shares of New Gold, leaving 2,766,222 Shares available for future PSUs to be granted under the Long Term Incentive Plan (representing 0.40% of the number of issued and outstanding Shares). The annual “burn rate” for the Long Term Incentive Plan (number of securities granted under the plan in a year divided by the weighted average of Shares outstanding in that year) was 0.26%, 0.19% and 0.49% for 2021, 2022 and 2023, respectively.

Limits on Securities Issuable to Insiders

The Long Term Incentive Plan (a) limits the aggregate number of Shares issuable to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold to 10% of the Shares issued and outstanding (on a non-diluted basis) at the time of the grant, and (b) limits the number of Shares issued to insiders pursuant to Share Units and any other security-based compensation arrangements of New Gold within a 12-month period to 10% of the Shares issued and outstanding (on a non-diluted basis) at the time of the issuance. In no case can a Participant, immediately after being granted an award of Share Units (a) hold a beneficial interest in more than 34,369,534 Shares, representing 5% of the issued and outstanding Shares (on a non-diluted basis), or (b) be in a position to control the casting of greater than 5% of the votes that may be cast at a general meeting of New Gold (collectively, the “Ownership Restrictions”).

Assignability

Subject to specific exceptions and restrictions outlined in the Long Term Incentive Plan, Share Units are not assignable other than by will or the laws of descent and distribution.

Cessation or Acceleration of Share Units

Subject to the terms of the Long Term Incentive Plan, Share Units become void on the termination (with or without cause) or resignation of a Participant, except as otherwise determined by the Board in its discretion. For Participants, the termination date is the later of the date of such termination and the end of any applicable statutory notice period if required and only as minimally prescribed by applicable employment standards legislation without regard to any period during which the Participant receives, or claims to be entitled to, any compensatory payments or damages in lieu of notice of termination pursuant to contract or common law. The Long Term Incentive Plan provides for a pro-rated cash payment for Participants terminated without cause with unvested PSUs. As of December 31, 2023, RSUs which had not vested at the time of termination will be cancelled. There is also a pro-rated cash payment for Participants terminated without cause with unvested RSUs. Pro-rated payments for unvested PSUs and RSUs reflect the period of service from the grant date to the termination date.

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In addition, unless the Board determines otherwise, the entitlement date for all of a Participant’s Share Units will be accelerated as follows: (i) in the event of the death of the Participant, the entitlement date will be the date of death; and (ii) in the event of the total disability of the Participant, the later of: (i) the date which is 60 days following the date on which the Participant becomes so disabled; and (ii) the end of the Participant’s minimum statutory notice period prescribed by applicable employment standards legislation, as applicable.

In the event a resolution is adopted to wind up, dissolve or liquidate the Company, all Share Units outstanding will immediately vest, and the entitlement date for such Share Units will occur. Where the entitlement date of the PSU is accelerated, performance for Measurement Periods that have not been completed before the Entitlement Date or Change of Control will be based on 100% achievement in the case of death or disability or 150% achievement in the case of a Change of Control.

Awards or payments under the Long Term Incentive Plan to executive officers are subject to the Company’s Executive Compensation Clawback Policy.

Amendment Provisions

Under the terms of the current Long Term Incentive Plan, the amendment provisions are as follows.

The Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Long Term Incentive Plan (including any grant letters), as follows:

(i)	amendments of a house keeping nature, which include amendments relating to the administration of the Long Term Incentive Plan to eliminate any ambiguity or correct or supplement any provision which may be incorrect or incompatible with any other provision thereof;
(ii)	amendments to the Long Term Incentive Plan to ensure compliance with applicable law;
(iii)	amendments necessary for awards of Share Units to qualify for favourable treatment under applicable tax laws; and
(iv)	changes to the entitlement date of any Share Units.

Except as set out in items (i) to (iv) above, any amendment, modification or change to the provisions of the Long Term Incentive Plan which would:

(v)	amend the amendment provisions, other than amendments within the nature of items (i) and (ii) above;
(vi)	materially increase the benefits to a holder of Share Units who is an insider of the Company, to the material detriment of the Company and its shareholders;
(vii)	increase the number of Shares or maximum percentage of Shares which may be issued pursuant to the Long Term Incentive Plan other than in the event of a change in the Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification;

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(viii)	reduce the range of amendments requiring shareholder approval;
(ix)	permit Share Units to be transferred other than for normal estate settlement purposes;
(x)	change insider participation limits which would result in shareholder approval being required on a disinterested basis;
(xi)	materially modify the eligibility requirements for participation in the Long Term Incentive Plan; or
(xii)	modify the Ownership Restrictions,

shall only be effective on such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the Long Term Incentive Plan will be subject to the approval, if required, by any stock exchange having jurisdiction over the securities of the Company.

Shareholder Approval

On May 9, 2023, at the Company’s 2023 AGM, shareholders approved certain amendments to the Long Term Incentive Plan. The amendments included: (i) a change in treatment of unvested RSUs on termination without cause to provide for pro rata cash vesting, similar to how unvested PSUs are currently treated in the Long Term Incentive Plan; (ii) clarification that all employees, including officers, may be “Participants” until the end of any applicable statutory notice period and disclaiming entitlement beyond any such notice period; (iii) the removal of all references to Australian Participants or Australian law as such references are no longer applicable; and (iv) other changes of a housekeeping nature.

Stock Option Plan

The Stock Option Plan was adopted by the Board on March 3, 2011, and was subsequently approved by shareholders on May 4, 2011, and then reapproved on April 30, 2014, April 26, 2017, and May 20, 2020. As at March 15, 2023, a total of 1,340,010 Options (representing 0.19% of the issued and outstanding Shares of New Gold) were outstanding under the Stock Option Plan. The annual “burn rate” for the Stock Option Plan (number of Options granted under the plan in a year divided by the weighted average number of Shares outstanding in that year) was 0.25%, 0.19% and 0% for 2021, 2022 and 2023, respectively.

The following is a summary of the principal terms of the Stock Option Plan. Subject to the provisions of the Stock Option Plan, the Board has the authority to determine the terms, limitations, restrictions and conditions applicable to the vesting or to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed on the sale or other disposition of Shares acquired on the exercise of the Option.

The Company last granted Options on March 4, 2022 and will not grant Options going forward.

Eligibility

Options may be granted to directors (subject to certain limits on grants to non-employee directors), employees, officers or eligible contractors of New Gold or its affiliates (collectively, “Eligible Persons”). During the year ended December 31, 2023, the Company did not grant any Options.

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Vesting

All Options granted under the Stock Option Plan have been granted on the basis they will vest as to one-third of the number granted on the first anniversary of the grant date, one-third on the second anniversary and one-third on the third anniversary. The Board establishes the vesting and other terms and conditions for an Option at the time the Option is granted. In the event of a Change of Control, the Board may, in its discretion, accelerate the vesting of all unvested Options.

Awards under the Stock Option Plan to executive officers are subject to the Company’s Executive Compensation Clawback Policy.

Securities Issuable under the Stock Option Plan

The aggregate number of Shares of New Gold reserved for issuance for all Options granted under the Stock Option Plan and for all other security-based compensation arrangements of the Company, other than the Long Term Incentive Plan, must not exceed 3.5% of the Shares issued and outstanding (on a non-diluted basis) at the time of granting the Option. The Board does not intend to grant any new Options under the Stock Option Plan.

The total number of Shares issuable to any one person under the Stock Option Plan, together with any Shares reserved for issuance to such participant under any security-based compensation arrangements, may not exceed 34,369,534 Shares, representing 5% of the Shares issued and outstanding (on a non-diluted basis) on the date of the grant. In addition, the Stock Option Plan limits Option grants to non-employee directors to the lesser of (i) 1% of Shares issued and outstanding (on a non-diluted basis) at the time of grant, and (ii) an annual value of $100,000.

Limits on Securities Issuable to Insiders

The Stock Option Plan (a) limits the aggregate number of Shares issuable to insiders under any equity-based compensation plan to 10% of the Shares issued and outstanding (on a non-diluted basis) at the time of grant, and (b) limits the number of Shares issued to insiders in any one-year period under any equity-based compensation plan to 10% of the Shares issued and outstanding (on a non-diluted basis).

Exercise Price

The Board establishes the exercise price of an Option at the time the Option is granted, but it may not be less than the volume weighted average trading price of the Shares of New Gold on the TSX for the five trading days ending on the last trading date immediately before the date of grant.

Term and Termination of Options

Options granted must be exercised no later than five years after the date of grant or such lesser period as the Board may approve at the time of grant. However, in the event that any Option expires during, or within 48 hours after, a Company-imposed blackout period on the trading of securities of the Company, such expiry will be extended to the tenth day after the end of the blackout period.

If an Option holder ceases to be an Eligible Person for any reason other than death, retirement or termination for cause, the holder’s vested Options will be cancelled 90 days after he or she ceases to be an Eligible Person unless otherwise determined by the Board or provided in the holder’s employment agreement, but in no case will such date exceed the original expiry date of the Option. Options that have not vested when the holder ceases to an Eligible Person will be cancelled, unless otherwise determined by the Board. The applicable termination date on which an employee subject to Canadian law ceases to be an Eligible Person is the later of the last day worked and the end of the applicable statutory notice period.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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If an Option holder is terminated for cause, all vested and unvested Options will be cancelled immediately after the holder ceases to be an Eligible Person.

If an Option holder retires or dies, all unvested Options will vest on the date the holder ceases to be an Eligible Person due to retirement or death and will be cancelled 180 days after the holder’s retirement or death, unless otherwise determined by the Board, but in no case will such date exceed the earlier of the original expiry date of the Option or 12 months following the retirement or death of the holder.

Assignability

Options are non-assignable and non-transferable by a holder, except for assignment to a Permitted Assign (as such term is defined in the Stock Option Plan). Options are exercisable only by the applicable Eligible Person during the lifetime of the applicable Eligible Person and only by the Eligible Person’s legal representative after the death of the Eligible Person.

Amendment Provisions

Subject to any applicable regulatory or stock exchange requirements or restrictions in the Stock Option Plan, the Board may at any time and without shareholder approval, terminate the Stock Option Plan or amend the provisions of the Stock Option Plan, or the terms of any Options granted, including, without limitation, making amendments:

(i)	to Section 2.3 of the Stock Option Plan relating to the exercise of Options, including by the inclusion of a cashless exercise feature whereby payment is in cash or Shares or otherwise;
(ii)	deemed by the Board to be necessary or advisable because of any change in applicable laws;
(iii)	to the definitions section of the Stock Option Plan;
(iv)	to the Change of Control provisions provided for in Section 3.1 of the Stock Option Plan;
(v)	to Section 1.3 of the Stock Option Plan relating to the administration of the Stock Option Plan;
(vi)	to the vesting provisions of any outstanding Options;
(vii)	to postpone or adjust any exercise of any Option or the issuance of any Shares pursuant to the Stock Option Plan as the Board in its discretion may deem necessary in order to permit the Company to effect or maintain registration of the Stock Option Plan or the Shares issuable pursuant to the Stock Option Plan under the securities laws of any applicable jurisdiction, or to determine that the Shares and the Stock Option Plan are exempt from such registration; and
(viii)	fundamental or otherwise, not requiring shareholder approval under applicable laws or the rules of an exchange, including amendments of a “clerical” or “housekeeping” nature and amendments to ensure that the Options granted under the Stock Option Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which an Eligible Person may from time to time be resident or a citizen.

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The Stock Option Plan may, however, not be amended to effect any of the following without the approval of a majority of shareholders voting at a shareholders’ meeting:

(i)	increase the maximum number of Shares which may be issued under the Stock Options Plan;
(ii)	increase the ability of the Board to amend the Stock Option Plan without shareholder approval;
(iii)	amend the definition of “Eligible Persons” and “Permitted Assigns”;
(iv)	reduce the exercise price of any Option;
(v)	amend Section 2.5 of the Stock Option Plan relating to the transferability of any Option; or
(vi)	amend the term of any Option.

In addition, the Board may not amend the Stock Option Plan to increase insider participation limits without first having obtained the approval of a majority of shareholders voting at a shareholders’ meeting, excluding Shares voted by insiders who are Eligible Persons.

The Board may also amend the terms of any Option as long as it does not materially and adversely alter the terms or conditions of the Option or materially and adversely impair the rights of any Option holder under the Option granted without the consent of the Option holder.

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SCHEDULE B - BOARD OF DIRECTORS MANDATE

1.	Purpose and Authority

The Board of Directors (the “Board”) has the responsibility for the overall stewardship of the conduct of the business of New Gold Inc. (the “Company”) and the activities of management, which is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long term shareholder value, and to ensure that the Company meets its obligations on an ongoing basis and operates in a reliable, sustainable, safe and socially responsible manner. In performing its functions, the Board should also consider the legitimate interests its other key stakeholders, such as employees, customers, Indigenous peoples and communities in which it operates, may have in the Company. In overseeing the conduct of the business, the Board, through the President and Chief Executive Officer (“CEO”), shall set the standards of conduct for the Company.

2.	Composition, Procedures and Organization

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs, including selecting its chair (“Chair”), nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles of the Company and the Business Corporations Act (British Columbia) (the “Act”), the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

The Chair or any two independent members of the Board may call a meeting of the Board. A quorum for the transaction of business at any meeting of the Board shall be a majority of the number of directors then in office. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Chair to take minutes) shall have the responsibility for taking minutes of all meetings of the Board and for circulating drafts of such minutes to the Chair promptly following each meeting. The Corporate Secretary of the Company (or in his or her absence, the person appointed by the Chair to take minutes) shall present draft minutes from the previous meeting at the next succeeding Board meeting for comments, approval and execution. In the case of an equality of votes at a meeting of the Board, the Chair of the meeting shall not have a second or casting vote.

The Board shall have access to such officers and employees of the Company, its external auditors and its legal counsel and to all such information respecting the Company as the Board considers to be necessary or advisable in order to perform its duties and responsibilities.

3.	Duties and Responsibilities

The Board’s principal duties and responsibilities fall into a number of categories which are outlined below.

3.1	Legal Requirements
a.	The Board, together with management, has the responsibility to ensure that legal requirements have been met and documents and records have been properly prepared, approved and maintained.
b.	The Board has the statutory responsibility to:

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i.	manage or, to the extent it is entitled to delegate such power, supervise the management of the business and affairs of the Company by the senior officers of the Company;
ii.	act honestly and in good faith with a view to the best interests of the Company;
iii.	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and
iv.	act in accordance with its obligations contained in the Act and the regulations thereto, the Company’s Articles, applicable corporate and securities laws and all applicable stock exchange requirements.
3.2	Independence

The Board has the responsibility to ensure that appropriate structures and procedures are in place to permit the Board to function independently of management, including having a majority of directors who are “independent” as defined by National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) and under applicable stock exchange requirements. The Board, in consultation with the Corporate Governance and Nominating Committee will, at least annually, review the relationship of each director and the Company to determine if each director is or remains “independent” within the meaning of NI 58-101 and applicable stock exchange requirements. In addition, the independent directors shall hold an in camera session without the presence of management or any non-independent directors at each meeting.

In determining the independence of any member of the Board, the Board will consider all relevant factors, including any relationship a director has with the Company, its management, its shareholders and other direct or indirect material relationships which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member’s independent judgment.

3.3	Strategy Determination

The Board has the responsibility to ensure that there are long term goals and a strategic planning process in place for the Company and to participate, at least annually, with management, directly or through the Board’s committees, in developing and approving the plan by which the Company proposes to achieve its goals, which plan takes into account, among other things, the opportunities and risks of the Company’s business with a view to the best interests and long term sustainability of the Company.

3.4	Managing Risk

The Board has the responsibility to oversee the identification and assessment of, and to understand, the principal risks of the business in which the Company is engaged, to ensure a proper balance is achieved between risks accepted and the potential return to shareholders, to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long term viability of the Company, and to ensure the material business risks are publicly disclosed by the Company in accordance with applicable laws.

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3.5	Culture and Sustainability

The Board has the responsibility to promote a culture of integrity, ethical leadership, diversity, inclusion and sustainability within the Company, including to oversee the Company’s overall human resources strategy and the Company’s strategy and practices relating to sustainability (including health, safety, environmental and corporate social responsibility) matters.

3.6	Division of Responsibilities

The Board has the power to:

a.	appoint and delegate responsibilities to committees and/or individual directors where appropriate to do so; and
b.	approve position descriptions for:
i.	its individual members and/or the individual members of committees of the Board;
ii.	the Chair of the Board;
iii.	the CEO; and
iv.	the Chief Financial Officer.

The Board shall be responsible for ensuring that the Company’s officers and the directors and officers of the Company’s subsidiaries, if any, are qualified and appropriate in keeping with the Company’s corporate governance policies and strategic goals.

To assist it in exercising its responsibilities, the Board has established four standing committees of the Board: the Audit Committee, the Human Resources and Compensation Committee, the Corporate Governance and Nominating Committee and the Technical and Sustainability Committee. The Board may establish other standing or ad hoc committees from time to time which will function in accordance with such committee’s charter or terms of reference.

Each committee shall have a written charter or terms of reference that clearly establishes its purpose, responsibilities, composition, structure and functions. Each committee charter or terms of reference shall be reviewed by the Board, in consultation with the Corporate Governance and Nominating Committee, at least annually. The Board is responsible for appointing the committee members, including the chair of each committee.

3.7	Appointment, Training and Monitoring Senior Management

The Board has the responsibility, among other things:

a.	to appoint and oversee the succession of the CEO, to monitor and assess the CEO’s performance and effectiveness, to satisfy itself as to the integrity of the CEO, and to provide advice and counsel in the execution of the CEO’s duties;
b.	to develop or approve the corporate goals or objectives that the CEO is responsible for;

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c.	to approve the appointment of all corporate officers, acting on the advice of the CEO, and to satisfy itself as to the integrity of such corporate officers;
d.	to ensure that adequate provision has been made to train, develop and monitor management and for the orderly succession of management;
e.	to promote a culture of integrity, diversity, inclusiveness and respect throughout the Company;
f.	to ensure that management is aware of the Board’s expectations of management; and
g.	to avail itself collectively and individually of the open access to the Company’s senior management and to advise the Chair of the Board of significant matters discussed.
3.8	Policies, Procedures and Compliance

The Board has the responsibility:

a.	to ensure with management that the Company operates at all times within applicable laws, regulations and ethical standards, including applicable stock exchange requirements; and
b.	to approve and monitor compliance with significant policies and procedures by which the Company is operated.
3.9	Reporting and Communication

The Board has the responsibility:

a.	to ensure the Company has in place policies and programs to enable the Company to communicate timely and effectively with its shareholders, other key stakeholders and the public generally, including having appropriate disclosure controls and procedures;
b.	to ensure that the financial performance of the Company is adequately reported by management to shareholders, other securityholders and regulators on a timely and regular basis as required by applicable laws and stock exchange requirements, including having appropriate internal controls over financial reporting;
c.	to oversee the external and internal audit functions of the Company;
d.	to ensure that reasonable processes are in place to assure the timely and accurate reporting by management of developments that would reasonably be expected to have a significant or material impact on the market price or value of the Company’s securities;
e.	to report annually to shareholders on its stewardship of the affairs of the Company for the preceding year;
f.	to develop appropriate measures for receiving shareholder feedback; and
g.	to develop and oversee the Company’s approach to corporate governance, including the Company’s corporate governance policies, principles and guidelines.
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3.10	Monitoring and Acting

The Board has the responsibility:

a.	to monitor the Company’s progress towards it strategic goals and objectives and to revise and alter its direction through management in response to changing circumstances or needs;
b.	to oversee and approve the overall capital and financial structure of the Company and to review and approve all material or strategic projects or transactions which exceed threshold levels established by the Board;
c.	to take action when performance falls short of its goals and objectives or when other circumstances warrant; and
d.	to ensure that the Company has implemented adequate internal control and management information systems which ensure the effective discharge of the Board’s responsibilities, including appropriate cyber security and information technology infrastructure and programs.
3.11	Membership and Composition

The Board has the responsibility to determine:

a.	its appropriate size and composition;
b.	the relevant criteria for proposed nominations to the Board, having regard to required skills, expertise and other qualities, including independence and diversity;
c.	any maximum number of boards or other engagements considered appropriate for directors, having regard to whether they are independent directors or members of management;
d.	the recommended compensation of directors for their services in that role, after consideration by the Corporate Governance and Nominating Committee; and
e.	the number of meetings of the Board to be held each year; provided that the Board shall meet at least on a quarterly basis.
3.12	Education and Assessment

Members of the Board are expected to attend all meetings of the Board in person or by telephone or other electronic communications device that permits all members participating in the meeting to speak and to hear each other, to devote the necessary time and attention to the work of the Board, and to have reviewed Board materials in advance and be prepared to discuss such materials.

The Board has responsibility to ensure that a process is in place so that all new directors receive a comprehensive orientation and fully understand the role of the Board and its committees, the nature and operation of the Company’s business and strategies, the expectations for directors and the contribution that individual directors are required to make. In addition to an initial orientation, members of the Board are expected to pursue ongoing educational opportunities, such as in-house and external seminars and conferences, as appropriate to assist them in better performing their duties, and directors and are encouraged to visit one of the Company’s sites at least once every two years.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Advisors at 1-866-581-1477, 1-437-561-5022 (text and call enabled) or email contactus@kingsdaleadvisors.com.

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Members of the Board will be required to annually assess their own effectiveness and contribution as directors, and the effectiveness of the Board and its committees.

3.13	Third Party Advisors

The Board, and any individual director with the prior approval of the Board, may retain at the expense of the Company, independent counsel and such advisors as it considers to be necessary or advisable in order to properly perform its duties and responsibilities.

4.	Chair of the Board
4.1	The Chair of the Board will provide leadership to directors in discharging their duties as set out in this Mandate, including by:
a.	leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;
b.	promoting cohesiveness among the directors;
c.	being satisfied that the responsibilities of the Board and its committees are well understood and carried out by the directors; and
d.	communicating with members of the Board between meetings of the Board.
4.2	The Chair will assist the Board in discharging its stewardship function, including by:
a.	presiding over all meetings of shareholders of the Company;
b.	together with the Chair of the Corporate Governance and Nominating Committee, reviewing the committees of the Board, and the composition and chairs of such committees;
c.	together with the Chair of the Corporate Governance and Nominating Committee, ensuring that the Board, committees of the Board, individual directors and senior management of the Company understand and discharge their duties and obligations under the Company’s system of corporate governance; and
d.	consulting with committee chairs and overseeing and monitoring the work of committees of the Board.
4.3	In addition, in conjunction with the Chair of the Corporate Governance and Nominating Committee, the Chair will ensure that:
a.	all directors receive updates to Company policy documents and changes to applicable laws and stock exchange requirements, including major public policy and regulatory initiatives relating to the Company’s business;

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b.	regular discussions relating to corporate governance issues and directors’ duties are conducted at Board meetings;
c.	the Company’s policies are reviewed and updated by the Board as new rules or circumstances dictate; and
d.	appropriate funding is available to directors to attend external seminars or conferences relevant to their positions as directors of the Company.
4.4	In connection with meetings of the directors, the Chair will be responsible for the following:
a.	scheduling meetings of the directors, including in camera sessions;
b.	coordinating with the chairs of the committees of the Board to schedule meetings of the committees;
c.	as and when required, coordinating the appointment of ad hoc or special committees of the Board;
d.	reviewing items of importance for consideration by the Board;
e.	ensuring that all business required to come before the Board is brought before the Board, such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of the Company;
f.	setting the agenda for meetings of the Board;
g.	monitoring the adequacy of materials provided to the directors by management in connection with the directors’ deliberations, including the Board’s access to appropriate members of management and employees as required or appropriate;
h.	acting as the principal liaison between the Board and the CEO;
i.	ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;
j.	presiding over meetings of the directors, including in camera sessions of the independent directors; and
k.	encouraging free and open discussion at meetings of the Board.
5.	Committee Chairs

The chair of any duly constituted committee of the Board will, in addition to such other duties as may be delegated to him or her by the Board or set out in the applicable committee charter:

a.	provide leadership to the committee with respect to its functions as described in the committee’s charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the committee;
b.	chair meetings of the committee, unless not present, including in camera sessions;

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c.	ensure that the committee meets on a regular basis and at the number of times per year required by the committee’s charter;
d.	in consultation with the Chair of the Board and the committee members, establish a calendar for holding meetings of the committee;
e.	establish the agenda for each meeting of the committee, with input from other committee members, the Chair of the Board, senior management and any other parties, as applicable;
f.	act as liaison and maintain communication with the Chair of the Board and the Board to optimize and co-ordinate input from Board members, and to optimize the effectiveness of the committee. This includes reporting to the full Board on all proceedings, deliberations and recommendations of the committee at the first meeting of the Board after each committee meeting and at such other times and in such manner as the committee chair considers advisable;
g.	report annually to the Board on the role of the committee and the effectiveness of the committee’s role in contributing to the objectives and responsibilities of the Board as a whole;
h.	ensure that the members of the committee understand and discharge their duties and obligations;
i.	foster ethical and responsible decision making by the committee and its individual members;
j.	together with the Corporate Governance and Nominating Committee, oversee the structure, composition, membership and activities delegated to the committee from time to time;
k.	ensure that resources and expertise are available to the committee so that it may conduct its work effectively and efficiently and pre-approve work to be done for the committee by consultants or other advisors;
l.	facilitate effective communication between members of the committee and management; and
m.	perform such other duties and responsibilities as may be delegated to the chair of the committee by the Board from time to time.
6.	Review

The Corporate Governance and Nominating Committee will annually review this Mandate and submit any recommended changes to the Board for approval.

Last updated, reviewed and approved by the Board on October 25, 2023.

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